As filed with the Securities and Exchange Commission on October 19, 2004
Registration No. 333-118190

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No.2
to
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

JAMES RIVER COAL COMPANY
(Exact name of registrant as specified in its charter)

Virginia	1221	54-1602012
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

901 E. Byrd Street, Suite 1600 Richmond, Virginia 23219 (804) 780-3000	Peter T. Socha President & Chief Executive Officer James River Coal Company 901 E. Byrd Street, Suite 1600 Richmond, Virginia 23219 (804) 780-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
David A. Stockton Kilpatrick Stockton LLP 1100 Peachtree Street, N.E., Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐  __________

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐  __________

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐  __________

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. ☐

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2004

Preliminary Prospectus

JAMES RIVER COAL COMPANY

8,462,722 Shares of Common Stock

This Prospectus relates to the offer and sale from time to time by each of the selling shareholders identified in this Prospectus of up to 8,462,7221 shares of our common stock, all of which were issued to the selling shareholders pursuant to our Plan of Reorganization.  We will not receive any of the proceeds from the sale of the shares by the selling shareholders.  The selling shareholders will pay all brokers’ or underwriters’ discounts and commissions and transfer taxes, if any.

Our common stock is being registered to permit the selling shareholders to sell the securities from time to time to the public.  The selling shareholders may sell the common stock through ordinary brokerage transactions or through any other means described in the section entitled “Plan of Distribution.”  We do not know when or in what amounts a selling shareholder may offer securities for sale.  The selling shareholders may sell any, all or none of the common stock offered by this Prospectus.  The selling shareholders will sell securities pursuant to this Prospectus at a price of $_____ per share (or within a range of $_____ to $_____ per share) until our shares are quoted for trading on the OTC Bulletin Board and thereafter at prevailing market prices, or in privately negotiated transactions.

Our common stock is currently traded over-the-counter on the Pink Sheets Electronic Quotation Service.  We intend to cause our common stock to be quoted for trading on the OTC Bulletin Board when and if we meet the requisite quotation standards.  However, there is no assurance that we will be able to meet the OTC Bulletin Board requirements for quotation.

This investment involves risk.  See “Risk Factors” beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined or passed upon the adequacy or accuracy of this Prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 19, 2004

          The below map shows the locations of our coal properties (shown as shaded areas), the coal mines operated by us and our contractors, and the locations of our preparation plants.

Madison Co.
Estill Co.
Wolfe Co.
Magoffin Co.
Martin Co.
Lee Co.
Breathitt Co.
Floyd Co.
Jackson Co.
Owsley Co.
Rockcastle Co.
Knott Co.
Perry Co.
Clay Co.
Laurel Co.
Leslie Co.
Letcher Co.
Pike Co.
Knox Co.
Whitley Co.
Bell Co.
Harlan Co.
PRESTONSBURG
JACKSON
BOONEVILLE
HINDMAN
HAZARD
HYDEN
MANCHESTER
LONDON
WHITESBURG
PIKEVILLE
CORBIN
BARBOURVILLE
HARLAN
PINEVILLE
MIDDLESBORO
Parkway
Boone
Daniel
KY
VA
TN
McCOY ELKHORN
COAL CORPORATION
MINE NO. 24
MINE NO. 22
MINE NO. 25
MINE NO. 21
MINE NO. 16
BEVINS PREP. PLANT & LOADOUT
FOOLS GOLD NO. 4
MINE NO. 14
BURKE PREP. PLANT & LOADOUT
LEECO, INC.
BUCKEYE STRIP # 1
MINE NO. 68
BUCKEYE PREP. PLANT & LOADOUT
BLUE DIAMOND
COAL COMPANY
CALVERY # 80
MINE NO. 75
MINE NO. 74
MINE NO. 77
SIMPSON # 10
BLEDSOE COAL
CORPORATION
NO. 81 PREP. PLANT
BEECHFORK MINE
SHAMROCK PREP. PLANT
SHAMROCK MINE 18
NO. 1 PREP. PLANT
HAMILTON LOADOUT
GLOVER LOADOUT
JAMES RIVER COAL
SERVICE COMPANY
BELL COUNTY
COAL CORPORATION
HIGNITE PREP. PLANT & LOADOUT
COAL CREEK MINE
TWIN STAR COAL
MAP LEGEND
Coal Loadout & Prep Plants
Mines
Rail Roads
State or US HWY
County Line
River or Main Creek
Major City
Prepared By:
James River Coal Service Company
1374 HWY 192 East London, Kentucky 40741-3123
Phone (606) 878-7411 Fax (606) 862-4575
JAMES RIVER COAL COMPANY
Corporate Property Map
0'
5 Miles
10 Miles
15 Miles
Tab:5 Mile Scale Map
1

          No dealer, sales person or other individual has been authorized to give any information or to make any representations not contained in this Prospectus.  If given or made, such information or representations must not be relied upon as having been authorized by us.  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.  Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in our affairs since the date hereof.  This Prospectus includes trademarks of ours.  All other trademarks appearing in this Prospectus are the property of their respective holders.

          All share and per share information in this Prospectus relating to periods after our emergence from Chapter 11 bankruptcy proceedings (which shares are also referred to in this Prospectus as the common stock of the “Successor Company”) reflects a two-for-one stock split effected as of October 22, 2004, in the form of a 100% stock dividend.

SUMMARY

The Company

          We mine, process and sell bituminous, low sulfur, steam- and industrial-grade coal primarily to electric utility companies and industrial companies.  Our mining operations are managed through five operating subsidiaries (mining complexes) located throughout eastern Kentucky.  We operate a total of 14 underground mines as “Company” mines using our own employees.  We have rights to another six mines, on land owned or leased by us, that are typically mined by independent contract mine operators – four of which are underground mines and two of which are surface mines.  In 2003, we produced approximately 9.3 million tons of coal and purchased another 780,000 tons for resale.  Of the 9.3 million tons produced, approximately 96% came from underground mines, while the remaining 4% came from surface mines.  We estimate that, as of March 31, 2004, we controlled approximately 207 million tons of proven and probable coal reserves.

          Historically, almost 90% of our revenues have been generated by sales of steam coal to electric utilities primarily located in the southeastern United States.  The remainder of our revenues historically has come from the sale of industrial coal to a wide variety of industrial customers and from fees related to the handling and marketing of coal-based synfuel product.

          We were incorporated in the Commonwealth of Virginia in June 1991.  Our principal executive offices are located at 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219 and our telephone number is (804) 780-3000.  We invite you to visit our web site at http://www.jamesrivercoal.com.  The information contained on our web site is not incorporated in this Prospectus.

Recent Reorganization

          On May 6, 2004, we emerged from Chapter 11 bankruptcy proceedings under our Joint Plan of Reorganization.  On that date, we:

•

exchanged approximately $266 million in debt under various existing credit facilities for (1) restructured term debt of approximately $75 million, which is secured by a second lien on substantially all of our assets, and (2) a total of 13,799,994 shares of our new common stock, par value $0.01 per share, issued on a pro rata basis to the holders of the existing debt;

•

distributed interests in an unsecured creditor liquidating trust (which trust initially held life insurance policies with cash surrender values of approximately $3.1 million, the right to receive certain refunds and the right to pursue certain derivative claims) to our general unsecured creditors in exchange for their claims, which were estimated to be valued at approximately $44.9 million;

•	entered into a new senior secured credit facility allowing borrowings up to $50 million, which is secured by a first lien on substantially all of our assets;

•	satisfied and discharged all of our obligations under our $20 million debtor-in-possession credit facility;

•

rejected (i.e., terminated) certain agreements that we had entered into before the bankruptcy that were found to be unduly burdensome to us, and discharged the claims of creditors related to those agreements;

•	canceled our existing equity securities;

•	acknowledged that all intercompany debt was deemed to be extinguished;

•

acknowledged that pre- and post-petition (i) environmental and regulatory obligations; (ii) obligations with respect to workers’ compensation and black lung programs; and (iii) regulatory obligations related to our employees would be unaffected by the Plan of Reorganization and would survive effectuation of the Plan of Reorganization; and

•	elected and installed a new Board of Directors for the Company.

          We recorded a gain of approximately $178 million on a consolidated basis from extinguishment of our debt pursuant to our Plan of Reorganization.

RISK FACTORS

          An investment in the shares offered hereby involves a significant degree of risk.  You should carefully consider the risks described below and all other information contained in this Prospectus before you decide to buy our common stock.  While we have described all risks and uncertainties that we believe to be material to our business, it is possible that other risks and uncertainties that affect our business will arise or become material in the future.

Risks Related to the Coal Industry

Because the demand and pricing for coal is greatly influenced by consumption patterns of the domestic electricity generation industry, a reduction in the demand for coal by this industry would likely cause our profitability to decline significantly.

          We derived 88% of our revenue in 2003, and 85% of our revenue in 2002, from our electric utility customers.  Fuel cost is a significant component of the cost associated with coal-fired power generation, with respect to not only the price of the coal, but also the costs associated with emissions control and credits (i.e., sulfur dioxide, nitrogen oxides, etc.), combustion by-product disposal (i.e., ash) and equipment operations and maintenance (i.e., materials handling facilities).  All of these costs must be considered when choosing between coal generation and alternative methods, including natural gas, nuclear, hydroelectric and others.

          Weather patterns also can greatly affect electricity generation.  Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources.  Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the lowest-cost sources of power generation when deciding which generation sources to dispatch.  Accordingly, significant changes in weather patterns could reduce the demand for our coal.

          Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand.  Robust economic activity can cause much heavier demands for power, particularly if such activity results in increased utilization of industrial assets during evening and nighttime periods.  The economic slowdown experienced during the last several years significantly slowed the growth of electrical demand and, in some locations, resulted in contraction of demand.

          Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause our profitability to decline.

Changes in the export and import markets for coal products could affect the demand for our coal, our pricing and our profitability.

          We compete in a worldwide market.  The pricing and demand for our products is affected by a number of factors beyond our control.  These factors include:

•	currency exchange rates;

•	growth of economic development; and

•	ocean freight rates.

Any decrease in the amount of coal exported from the United States, or any increase in the amount of coal imported into the United States, could have a material adverse impact on the demand for our coal, our pricing and our profitability.

Increased consolidation and competition in the U.S. coal industry may adversely affect our revenues and profitability.

          During the last several years, the U.S. coal industry has experienced increased consolidation, which has contributed to the industry becoming more competitive.  According to Platts, the world’s largest energy information provider, although there are more than 600 coal producers in the United States, the ten largest coal companies accounted for approximately 66% of total domestic coal production in 2003.  Consequently, many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than us.  The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and profitability.

Fluctuations in transportation costs and the availability and dependability of transportation could affect the demand for our coal and our ability to deliver coal to our customers.

          Increases in transportation costs could have an adverse effect on demand for our coal.  Customers choose coal supplies based, primarily, on the total delivered cost of coal.  Our coal is generally shipped via rail systems (CSX and Norfolk Southern), although we also transport a small portion of our coal by truck.  Any increase in transportation costs would cause an increase in the total delivered cost of coal.  That could cause some of our customers to seek less expensive sources of coal or alternative fuels to satisfy their energy needs.  In addition, significant decreases in transportation costs from other coal-producing regions, both domestic and international, could result in increased competition from coal producers in those regions.  For instance, coal mines in the western U.S. could become more attractive as a source of coal to consumers in the eastern U.S. if the costs of transporting coal from the West were significantly reduced.

          We depend primarily upon railroads to deliver coal to our customers.  Disruption of railroad service due to weather-related problems, strikes, lockouts, bottlenecks and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments.  Decreased performance levels over longer periods of time could cause our customers to look elsewhere for their fuel needs, negatively affecting our revenues and profitability.

          During 2004, the major eastern railroads (CSX and Norfolk Southern) have experienced significant service problems.  These problems have been caused by an increase in overall rail traffic from the expanding economy and shortages of both equipment and personnel.  The service problems have had an adverse effect on our shipments during several months in 2004.  If these service problems persist, they could have an adverse impact on our financial results in 2004 and beyond.

          Also during 2004, both the State of West Virginia and the Commonwealth of Kentucky have begun to vigorously enforce loaded weight limits for trucks hauling coal on state and local roads.  This has caused a disruption of service for several mining companies in our geographic area.  These enforcement programs could disrupt our coal hauling service and/or impact hauling costs in the future.

Shortages or increased costs of skilled labor in the Central Appalachian coal region may hamper our ability to achieve high labor productivity and competitive costs.

          Coal mining continues to be a labor-intensive industry.  As the demand for coal has increased, many producers have attempted to increase coal production, which has resulted in a competitive market for the limited supply of trained coal miners in the Central Appalachian region.  In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen.  To maintain current production levels, we may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by our competitors.  Any future shortage of skilled miners, or increases in our labor costs, could have an adverse impact on our labor productivity and costs and on our ability to expand production.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce coal.

          We are subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant and wildlife protection;

•	reclamation and restoration of mining properties after mining is completed;

•	discharge of materials into the environment;

•	surface subsidence from underground mining; and

•	the effects of mining on groundwater quality and availability.

In addition, the coal industry is affected by significant legislation mandating specified benefits for retired miners.  Numerous governmental permits and approvals are required for mining operations.  We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment.

          The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.  The possibility exists that new legislation, regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and our customers’ ability to use coal.  New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment, that would further regulate and tax the coal industry may also require us or our customers to change operations significantly or incur increased costs.

          The majority of our coal supply agreements contain provisions that allow the purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in too great an increase in the cost of coal.  These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

We must obtain governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on our operations.

          Our operations are principally regulated under permits issued by the Kentucky Environmental and Public Protection Cabinet pursuant to the SMCRA.  Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance.  Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations.  In addition, we often are required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal might have on the environment.  Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts.  Accordingly, the permits we need may not be issued, or, if issued, may not be issued in a timely fashion, or may involve requirements which restrict our ability to conduct our mining operations or to do so profitably.

          Prior to placing excess fill material in valleys, coal mining companies are required to obtain a permit from the U.S. Army Corps of Engineers under Section 404 of the Clean Water Act.  The permit can be either a simplified Nation Wide Permit #21 (“NWP 21”) or a more complicated individual permit.  On July 8, 2004, U.S. District Judge Joseph R. Goodwin of the Southern District of West Virginia, Huntington Division found that NWP 21 is in violation of the Clean Water Act.  This ruling applies only to certain counties in southern West Virginia (where we do not now operate) and does allow permits to continue to be issued under the more costly and time consuming individual permit process.  It is possible that in the future, a similar ruling could be made for our operating areas.

Recent litigation could impact our ability to conduct underground mining operations.

          On March 29, 2002, the United States District Court for the District of Columbia issued a ruling that could restrict underground mining activities conducted in the vicinity of public roads, within a variety of federally protected lands, within national forests and within a certain proximity of occupied dwellings.  The lawsuit, Citizens Coal Council v. Norton, was filed in February 2000 to challenge regulations issued by the Department of Interior providing, among other things, that subsidence and underground activities that may lead to subsidence are not surface mining activities within the meaning of SMCRA.  SMCRA generally contains restrictions and certain prohibitions on the locations where surface mining activities can be conducted.  The District Court entered summary judgment on the plaintiffs’ claims that the Secretary of the Interior’s determination violated SMCRA.  This decision was recently reversed by the United States Court of Appeals for the Fourth Circuit, which upheld the regulation.  In December 2003, a petition for a writ of certiorari was filed by the Citizens Coal Council and others requesting U.S. Supreme Court review.

          In the future, we intend to conduct deep mining activities on properties that are within federally protected lands or national forests where the above-mentioned restrictions within the meaning of the SMCRA could apply.  Any reinstatement of the District Court decision by the Supreme Court would pose a potential restriction on underground mining within 100 feet of a public road as well as other restrictions.  If these SMCRA restrictions ultimately apply to underground mining, considerable uncertainty would exist about the nature and extent of this restriction.  While, even if that occurs, it could remain possible to obtain permits for underground mining operations in these areas, the time and expense of that permitting process would be likely to increase significantly and the restrictions placed on the mining of those properties could adversely affect our costs.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

          Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.  Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war.  Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers could cause delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers.  Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States.  In addition, disruption or significant increases in energy prices could result in government-imposed price controls.  It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Operations

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

          For 2003, we generated approximately 88% of our revenues from several long-term contracts with electrical utilities, including 43% from our largest customer, Georgia Power Company.  At June 30, 2004, we had coal supply agreements with these customers that expire at various times from 2005 to 2007.  The execution of a substantial coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract.

          Many of our coal supply agreements contain provisions that permit adjustment of the contract price upward or downward at specified times.  Failure of the parties to agree on a price under those provisions may allow either party to either terminate the contract or reduce the coal to be delivered under the contract.  Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by the customer or us during the duration of specified events beyond the control of the affected party.  Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as:

•	British thermal units (Btu’s);

•	sulfur content;

•	ash content;

•	grindability; and

•	ash fusion temperature.

In some cases, failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts.  In addition, all of our contracts allow our customers to renegotiate or terminate their contracts in the event of changes in regulations or other governmental impositions affecting our industry that increase the cost of coal beyond specified limits.

          The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts.  If a substantial portion of our coal supply agreements are modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability.  The current strength in the coal market may not continue.  As a result, we might not be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire.

Our profitability will be negatively impacted if we are unable to maintain the proper mix of contract and spot sales.

          We have implemented a sales plan that includes long-term contracts (greater than one year) and spot sales/short-term contracts (less than one year).  We have structured our sales plan based on the assumptions that demand will remain adequate to maintain current shipping levels and that any disruptions in the market will be relatively short-lived.  If we are unable to maintain the proper mix of contract sales to spot sales, or our markets become depressed for an extended period of time, our volumes and margins could decrease, negatively affecting our profitability.

We may be unable to exploit opportunities to diversify our operations.

          Our future business plan may consider opportunities other than underground mining in eastern Kentucky.  We will consider opportunities to increase the percentage of coal that comes from surface mines.  We may also consider opportunities to expand both surface and underground mining activities in areas that are outside of eastern Kentucky.  We may also consider opportunities in the natural gas and coalbed methane industries.  If we undertake these diversification strategies and fail to execute them successfully, our financial condition and results of operations may be adversely affected.

Our ability to operate our company effectively could be impaired if we lose senior executives or fail to employ needed additional personnel.

          The loss of senior executives could have a material adverse effect on our business.  There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions.  We may not be able to locate or employ qualified executives on acceptable terms.  In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel.  We might not continue to be able to employ key personnel, or to attract and retain qualified personnel in the future.  Failure to retain senior executives or attract key personnel could have a material adverse effect on our operations and financial results.

Unexpected increases in raw material costs could significantly impair our operating results.

          Our coal mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials, including the roof bolts required by the room and pillar method of mining described below.  Scrap steel prices have risen significantly in recent months, and historically, the prices of scrap steel and petroleum have fluctuated.  If the price of steel or other of these materials increase, our operational expenses will increase, which could have a significant negative impact on our operating results.

Coal mining is subject to conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

          Our coal mining operations are conducted predominantly in underground mines.  These mines are subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results.  These conditions or events have included:

•	variations in thickness of the layer, or seam, of coal;

•	variations in geological conditions;

•	amounts of rock and other natural materials intruding into the coal seam;

•	equipment failures and unexpected major repairs;

•	unexpected maintenance problems;

•	unexpected departures of one or more of our contract miners;

•	fires and explosions from methane and other sources;

•	accidental minewater discharges;

•	other accidents or natural disasters; and

•	weather conditions.

Our future success depends upon our ability to acquire or develop additional coal reserves that are economically recoverable.

          Our recoverable reserves decline as we produce coal.  Since we attempt, where practical, to mine our lowest-cost reserves first, we may not be able to mine all of our reserves as profitably as we do at our current operations.  Our planned development and exploration projects might not result in significant additional reserves, and we might not have continuing success developing additional mines.  For example, our construction of additional mining facilities necessary to exploit our reserves could be delayed or terminated due to various factors, including unforeseen geological conditions, weather delays or unanticipated development costs.

          In order to develop our reserves, we must receive various governmental permits, as discussed in “Government Regulation” below.  We have not yet applied for the permits required or developed the mines necessary to mine all of our reserves.  In addition, we might not continue to receive the permits necessary for us to operate profitably in the future.  We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Our financial performance may suffer if we do not successfully develop our new mine at the McCoy Elkhorn mining complex.

          We are currently developing a new underground mine at our McCoy Elkhorn mining complex.  This mine will be below drainage; i.e., because the coal seam does not intersect the surface in the vicinity of the mining area, it must be accessed through excavated passageways from the surface.  Accordingly, we will be required to construct a slope and a shaft for the transportation of miners, equipment and supplies to the mine.  As a result, the time, expense and risk of developing such a below drainage mine may be greater than those of a drift mine.  The capital expenditures required for this mine are expected to be approximately $22 million over a period of 18 months.

          If our actual capital expenditures exceed forecasted levels, if mining conditions are less favorable than expected or if we are unable to successfully implement our planned development and production schedule for this new mine (including potential delays caused by weather, unforeseen geological conditions or otherwise), our financial performance could be negatively affected.

Factors beyond our control could impact the amount and pricing of coal supplied by our independent contractors and other third parties.

          In addition to coal we produce from our Company-operated mines, we have mines that typically are operated by independent contract mine operators, and we purchase coal from third parties for resale.  For 2004, we anticipate 10% of our total production will come from mines operated by independent contract mine operators and that almost 6% of our total coal sold will come from third party purchased coal sources.  Operational difficulties, changes in demand for contract mine operators from our competitors and other factors beyond our control could affect the availability, pricing and quality of coal produced for us by independent contract mine operators.  The demand for contract mining companies has increased significantly due to the current strong market prices for coal from central Appalachia.  Due to our bankruptcy and the current strong market conditions, we have lost the services of several contract mining companies beginning in 2003 and continuing into 2004.  We have replaced the contract mining companies lost in 2003, and are actively recruiting replacements for companies lost in 2004.  Disruptions in supply, increases in prices paid for coal produced by independent contract mine operators or purchased from third parties, or the availability of more lucrative direct sales opportunities for our purchased coal sources could increase our costs or lower our volumes, either of which could negatively affect our profitability.

We face significant uncertainty in estimating our recoverable coal reserves, and variations from those estimates could lead to decreased revenues and profitability.

          Forecasts of our future performance are based on estimates of our recoverable coal reserves.  Estimates of those reserves are based on studies conducted by Marshall Miller & Associates, Inc. in accordance with industry-accepted standards.  A number of sources of information were used to determine recoverable reserves estimates, including:

•	currently available geological, mining and property control data and maps;

•	our own operational experience and that of our consultants;

•	historical production from similar areas with similar conditions;

•	previously completed geological and reserve studies;

•	the assumed effects of regulations and taxes by governmental agencies; and

•	assumptions governing future prices and future operating costs.

Reserve estimates will change from time to time to reflect, among other factors:

•	mining activities;

•	new engineering and geological data;

•	acquisition or divestiture of reserve holdings; and

•	modification of mining plans or mining methods.

Therefore, actual coal tonnage recovered from identified reserve areas or properties, and costs associated with our mining operations, may vary from estimates.  These variations could be material, and therefore could result in decreased profitability.  For a further discussion of our coal reserves, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates” and “Business – Reserves.”

Our operations could be adversely affected if we are unable to obtain required surety bonds.

          Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations.  As of June 30, 2004, we had outstanding surety bonds with third parties for post-mining reclamation totaling $25.0 million.  Furthermore, we have surety bonds for an additional $42.3 million in place for our federal and state workers’ compensation obligations and other miscellaneous obligations.  Insurance companies have informed us, along with other participants in the coal industry, that they no longer will provide surety bonds for workers’ compensation and other post-employment benefits without collateral.  We have satisfied our obligations under these statutes and regulations by providing letters of credit or other assurances of payment.  However, letters of credit can be significantly more costly to us than surety bonds.  The issuance of letters of credit under our senior secured credit facility also reduces amounts that we can borrow under our senior secured credit facility for other purposes.  If we are unable to secure surety bonds for these obligations in the future, and are forced to secure letters of credit indefinitely, our profitability may be negatively affected.

We have significant obligations for long-term employee benefits for which we accrue based upon assumptions, which, if incorrect, could result in us being required to expend greater amounts than anticipated.

          We are required by law to provide various long-term employee benefits.  We accrue amounts for these obligations based on the present value of expected future costs.  We employed an independent actuary to complete estimates for our workers’ compensation and black lung (both state and federal) obligations.  At June 30, 2004, the current and non-current portions of these obligations included $26.5 million for coal workers’ black lung benefits and $52.9 million for workers’ compensation benefits.

          We use a valuation method under which the total present and future liabilities are booked based on actuarial studies.  Our independent actuary updates these liability estimates annually.  However, if our assumptions are incorrect, we could be required to expend greater amounts than anticipated.  All of these obligations are unfunded.  In addition, the federal government and the governments of the states in which we operate consider changes in workers’ compensation laws from time to time.  Such changes, if enacted, could increase our benefit expenses and payments.

The restatement of our 2002 and 2001 financial statements and weaknesses in our financial statement closing process could cause current and potential shareholders to lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

          Errors in our accruals for workers’ compensation and black lung benefit obligations led to the restatement of our 2002 and 2001 financial statements, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restatement of Financial Statements.”  These errors caused us to evaluate our actuarial process.  We have hired a new Vice President of Risk Management to assist us in this effort.  We also experienced a significant number of audit adjustments subsequent to our normal closing process in the 2003 audit.  We believe that several factors contributed to this situation, including changes in our reporting requirements, the implementation of fresh start accounting and our emergence from bankruptcy.  During the course of the bankruptcy, we hired a new Vice President and Chief Accounting Officer, and we are in the process of hiring additional experienced accounting personnel to address this area.  If we are unable to maintain an effective system of internal controls, we may not be able to report our financial statement results or prevent fraud.  As a result, current and potential shareholders could lose confidence in our financial reporting.

We may be unable to adequately provide funding for our pension plan obligations based on our current estimates of those obligations.

          We provide pension benefits to eligible employees.  As of April 30, 2004, we estimated that our pension plan was underfunded by approximately $17.6 million.  We have made scheduled payments to partially remedy this underfunding, but if such payments are insufficient to fund the pension plan adequately to cover our future pension obligations, we could incur cash expenditures and costs materially higher than anticipated.

Our recent Chapter 11 bankruptcy may adversely affect our relationships with our vendors, customers or employees.

          Our Chapter 11 case and reorganization may have a negative effect on our continued operations.  Some parties may be uncomfortable doing business with a company that has recently emerged from Chapter 11.  Our Chapter 11 case could adversely affect our relationship with our vendors, customers and employees.

We reported losses in recent periods and we may incur losses in future periods.

          We reported a net loss of $60.1 million in 2003 and a net loss of $51.0 million in 2002.  The losses were caused by a number of factors in each period, including conditions beyond our control.  For example, we had entered into several long-term contracts at prices below our costs and had commitments for volumes in excess of our production capacity.  Those contracts were renegotiated or rejected in bankruptcy.  Costs also increased during that period in areas such as workers’ compensation due to unexpected production expenses.  These and other factors could continue to affect our business, which could cause us to continue to incur losses in the future.

As a result of our adoption of “fresh start” accounting in connection with our emergence from bankruptcy, you will not be able to compare our historical financial statements disclosed in this Prospectus with our future financial results.

          As a result of the consummation of our Plan of Reorganization and the transactions contemplated thereby, we are operating our business under a new capital structure.  In addition, we became subject to the fresh start accounting rules upon emerging from bankruptcy.  Accordingly, our financial condition and results of operations disclosed in future filings with the SEC will differ significantly from the financial condition or results of operations reflected in our historical financial statements contained in this Prospectus.

Substantially all of our assets are subject to security interests.

          Substantially all of our cash, receivables, inventory and other assets are subject to various liens and security interests, including a first lien held by Wells Fargo Foothill, Inc. securing our new senior secured credit facility and a second lien held by our pre-bankruptcy senior secured lenders securing our restructured term debt.  If one of these security interest holders becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to its security interest, and the collateral accordingly would be unavailable to us and our other creditors, except to the extent, if any, that other creditors have a superior or equal security interest in the affected collateral or the value of the affected collateral exceeds the amount of indebtedness in respect of which these foreclosure rights are exercised.

We may be unable to comply with restrictions imposed by our credit facilities, which could result in a default under these agreements.

          Our credit facilities impose a number of restrictions on us.  A failure to comply with these restrictions could adversely affect our ability to borrow under our senior secured credit facility or result in an event of default under these agreements and our other debt.  Our credit facilities contain financial and other covenants that create limitations on our ability to, among other things, borrow the full amount under the revolver component of our senior secured credit facility or incur additional debt, and require us to maintain various financial ratios and comply with various other financial covenants.  These covenants include the following requirements:

•	minimum fixed charge coverage ratio;

•	maximum total leverage ratio;

•	minimum levels of consolidated tangible net worth;

•	minimum levels of consolidated total EBITDDA (as defined in our credit facilities); and

•	maximum limits on capital expenditures.

          The levels for each of these financial covenants are based upon our projected operating performance.  In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable.  If this were to occur, we might not be able to pay these amounts or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us and require the payment of amendment or waiver fees.  Failure to comply with these restrictions, even if waived by our lenders, also could adversely affect our credit ratings, which could increase the costs of debt financings to us and impair our ability to obtain additional debt financing.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

          We conduct substantially all of our mining operations on properties that we lease.  The loss of any lease could adversely affect our ability to mine the associated reserves.  Because we generally do not obtain title insurance or otherwise verify title to our leased properties, our right to mine some of our reserves has been in the past, and may again in the future, be adversely affected if defects in title or boundaries exist.  In order to obtain leases or rights to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs.  In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves.  Some leases have minimum production requirements.  Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

Inability to satisfy contractual obligations may adversely affect our profitability.

          From time to time, we have disputes with our customers over the provisions of long-term contracts relating to, among other things, coal quality, pricing, quantity and delays in delivery.  In addition, we may not be able to produce sufficient amounts of coal to meet our commitments to our customers.  Our inability to satisfy our contractual obligations could result in our need to purchase coal from third party sources to satisfy those obligations or may result in customers initiating claims against us.  We may not be able to resolve all of these disputes in a satisfactory manner, which could result in substantial damages or otherwise harm our relationships with customers.

The disallowance of Section 29 tax credits for synfuel plants by the Internal Revenue Service could decrease our revenues.

          We supply coal to a third party synfuel plant and receive fees for the handling, shipping and marketing of the synfuel product.  Synfuel is a synthetic fuel product that is produced by chemically altering coal.  In 2003, 2% of our total operating revenues came from synfuel handling, shipping and marketing revenues.  Sales of the fuel processed through these types of facilities are eligible for non-conventional fuels tax credits under Section 29 of the Internal Revenue Code.  The owner of the facility that we supply with coal has obtained a Private Letter Ruling (“PLR”) from the Internal Revenue Service confirming that the facility produces a qualified fuel eligible for Section 29 tax credits.  The Section 29 tax credit program is scheduled to expire on December 31, 2007.  There is a risk that the IRS could modify or disallow the Section 29 tax credit, making operation of the synfuel plant unprofitable.  If the synfuel plant ceases operations, we will no longer receive the handling, shipping and marketing fees for our services, which may negatively affect our profitability.

Risks Relating to our Common Stock

An active trading market may not develop for our common stock, and the market price for our common stock could be volatile if a market does develop.

          An active market for our common stock may not develop and, if any such market does develop, we cannot predict the length of time that such market will continue to exist.  In addition, our common stock was issued under our Plan of Reorganization to holders of our prepetition senior secured debt claims, some of which may prefer to liquidate their investment rather than to hold it on a long-term basis.  In addition, our quarterly operating results, changes in earnings estimated by analysts, or other developments impacting us or our industry could cause the market price of our stock to fluctuate substantially.  Accordingly, it is anticipated that the market for our common stock will be volatile, particularly during the initial period after the effective date of the Registration Statement of which this Prospectus is a part.

A few shareholders hold a significant amount of our common stock.

          Upon consummation of our Plan of Reorganization, fewer than 30 holders or their affiliates held all of our common stock.  Such holders will be in a position to control the outcome of actions requiring shareholder approval, including the election of directors.  This concentration of ownership also could facilitate or hinder a negotiated change of control of the Company and, consequently, have an impact upon the market value of our common stock.

          Further, the possibility that one or more of the holders of significant numbers of shares of the common stock may determine to sell all or a large portion of their shares, in a short period of time, may adversely affect the market value of our common stock.

Dividends are unlikely and prohibited by our credit facilities.

          We do not anticipate paying any dividends on our common stock for the foreseeable future.  In addition, covenants in our debt instruments will restrict our ability to pay cash dividends and may prohibit the payment of dividends and certain other payments.  Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

Provisions of our articles of incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.

          Some provisions of our articles of incorporation and bylaws, as well as Virginia statutes, may have the effect of delaying, deferring or preventing a change in control.  These provisions may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a shareholder might consider to be in such shareholder’s best interest.  These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Our rights agreement may have anti-takeover effects that could prevent a change of control.

          On May 25, 2004, our shareholders approved a rights agreement which, in certain circumstances, including a person or group acquiring, or the commencement of a tender or exchange offer that would result in a person or group acquiring, beneficial ownership of more than 15% of the outstanding shares of our common stock, would entitle each right holder, other than the person or group triggering the plan, to receive, upon exercise of the right, shares of our common stock having a then-current fair value equal to twice the right exercise price.  For example, at an exercise price of $200 per right, each right not otherwise voided would entitle our holders to receive $400 worth of shares of our common stock.  Assuming that shares of our common stock had a per share value of $20 at such time, the holder of each right would be entitled to receive 20 shares of our common stock without any cash payment, resulting in severe dilution to the person or group triggering the plan.  This and other provisions of our rights agreement could make it more difficult for a third party to acquire us, which could hinder shareholders’ ability to receive a premium for our common stock over the prevailing market prices.

FORWARD LOOKING STATEMENTS

          Some statements in this Prospectus or any prospectus supplement, and the documents incorporated by reference in this Prospectus or any prospectus supplement, are forward-looking statements.  Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, demand for our products, compliance costs, financing sources and availability and the effects of regulation and competition.

          When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements.  When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

          We warn you that forward-looking statements are only predictions.  Actual events or results may differ as a result of risks that we face, including those set forth in the sections of this Prospectus called “Risk Factors.”  Those are representative of factors that could affect the outcome of the forward-looking statements.  These and the other factors discussed elsewhere in this Prospectus or any prospectus supplement are not necessarily all of the important factors that could cause our results to differ materially from those expressed in our forward-looking statements.  Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

THE OFFERING

          This Prospectus relates to the proposed offer and sale by certain selling shareholders of 8,462,722 shares of common stock that such selling shareholders received in the Plan of Reorganization that became effective on May 6, 2004.  Additional information regarding the selling shareholders may be found under the heading “Selling Shareholders.”  Additional information regarding the Plan of Reorganization can be found under the headings “Chapter 11 Reorganization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Reorganization.”  Additionally, the Plan of Reorganization is filed as an exhibit to the registration statement of which this Prospectus is a part.  We will not receive any proceeds from the sale by any of the selling shareholders of any shares.  The selling shareholders will receive all such proceeds.

MARKET FOR REGISTRANT’S COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

          Due to the number of financial institutions invested in our debt and equity securities and the circumstances surrounding our recent issuance of common stock pursuant to our Plan of Reorganization (i.e., the issuance of the shares under the Plan of Reorganization was exempt from registration under the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code), our common stock recently began trading over-the-counter on the Pink Sheets Electronic Quotation Service.  We intend to cause our common stock to be quoted for trading on the OTC Bulletin Board when and if we meet the requisite quotation standards.  However, there is no assurance that we will be able to meet the OTC Bulletin Board requirements for quotation.  Even if quotation of our common stock is authorized, there can be no assurance that an active market for our common stock will develop or, if any such market does develop, the length of time that such market will continue to exist or the degree of price volatility of the common stock in any such market.

          As of May 6, 2004, the date the Plan of Reorganization became effective, there were approximately 24 record holders of our common stock.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the common stock described in this Prospectus.

DIVIDEND POLICY

          We have not paid any dividends on our common stock during the last two completed fiscal years or during 2004.  We intend to retain our earnings and do not anticipate paying cash dividends in the foreseeable future.  Any future determination as to the payment of cash dividends will depend upon such factors as earnings, capital requirements, our financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors.  The payment of dividends is also restricted by our credit facilities.

CHAPTER 11 REORGANIZATION

          In March 2003, the Company and all of its subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11 (the “Chapter 11 Cases”).  In January 2004, we filed a plan of reorganization (the “Plan of Reorganization”) for the Chapter 11 Cases.  The Plan of Reorganization was subsequently accepted by the required percentage of creditors entitled to vote on the Plan of Reorganization and was confirmed by the bankruptcy court by its order entered in April 2004.  On May 6, 2004, after securing a new credit facility with Wells Fargo Foothill, Inc. (the “Senior Secured Credit Facility”), we emerged from bankruptcy.

          The following contains a summary of all material information about the Plan of Reorganization, but as a summary, is not a complete discussion of all provisions in the Plan of Reorganization.  A copy of the Plan of Reorganization has been filed as an exhibit to the registration statement of which this Prospectus is a part.

          The Plan of Reorganization provided for the conversion of our pre-petition secured claims into new secured notes and common stock.  The secured notes have a face value of $75 million, provide for the payment of interest at an annual rate of 9% and are subordinated to the security interest under the Senior Secured Credit Facility.  The notes are payable over seven years with principal repayments of $1.5 million per quarter beginning June 30, 2006 and increasing to $2.5 million per quarter beginning June 30, 2008.  All remaining principal and interest is due May 6, 2011.  We issued 13,799,994 shares of our new common stock, par value $0.01 per share, to the holders of the secured claims.  Under the Plan of Reorganization, former shareholders received no value for their interests and all equity securities outstanding before our emergence were cancelled.

          Upon emergence from bankruptcy, we adopted “fresh start” accounting as contained in the American Institute of Certified Public Accountant’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”).  Entities that adopt fresh start accounting apply the following principles:

•	The reorganization value of the entity should be allocated to the entity’s assets in conformity with SFAS No. 141 Business Combinations.

•	Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid as determined at appropriate current interest rates.

•

Deferred taxes should be reported in conformity with generally accepted accounting principles.  Benefits realized from pre-reorganization net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.

          Fresh start accounting principles require that we determine the reorganization value of the reorganized Company.  We developed an enterprise value of the reorganized Company with our financial advisor during the bankruptcy case.  Together, we worked closely with our pre-petition secured lenders, the Official Committee of Unsecured Creditors and their respective financial advisors.  This enterprise value was based on a calculation of the present value of the free cash flows under our financial projections.  The valuation and the projections underlying the valuation were submitted to the bankruptcy court and to our secured and unsecured creditors for review and objection as part of our disclosure statement accompanying the Plan of Reorganization.  The enterprise value of the reorganized Company as contained in our disclosure statement accompanying the Plan of Reorganization was determined to be between $145 million and $165 million.  For purposes of applying fresh start accounting, we have used an enterprise value for the reorganized Company of $155 million.

          The reorganization value was derived from the enterprise value for the reorganized Company as follows (amounts in thousands):

Estimated enterprise value of the reorganized company	$155,000
Borrowings under credit agreement	(6,400)
Capital leases assumed	(1,396)
Cash balance excluded from enterprise value	1,301
Administrative claims payable excluded from enterprise value	(10,214)

138,291
Less: new secured debt issued to extinguish prepetition debt	75,000

Fair value of common shares issued to extinguish prepetition debt	$63,291

          In connection with the implementation of fresh start accounting, we recorded a gain of approximately $178.0 million from the extinguishment of our debt.  Other adjustments were made to reflect the provisions of the Plan of Reorganization and to adjust the assets of the reorganized Company to their estimated fair value and liabilities to their estimated present value.  The estimated fair value of our fixed assets was based on an appraisal performed for one of our lenders in connection with our reorganization.  For financial reporting purposes, these transactions were reflected in our operating results before emergence.

          Prior to our emergence from bankruptcy and the resulting changes in common stock ownership, we had consolidated federal income tax net operating loss carryforwards (“NOLs”) of approximately $131 million.  Under provisions of certain federal and state income tax laws, our cancellation of indebtedness income and changes in ownership of our equity securities upon emergence from bankruptcy will have the effect of substantially reducing our ability to utilize the NOLs during 2004 and eliminating most, if not all, of the future benefit associated with these tax attributes.  At June 30, 2004 we had a valuation allowance of approximately $61.1 million applied against tax assets generated by federal and state NOLs and credits that we believe will be unavailable to the Company.  As a result, the Company expects to pay cash income taxes on future income beginning in 2004.

          The consummation of the Plan of Reorganization has been reflected as of April 30, 2004, which was the end of our most recent month preceding the effective date of the Plan of Reorganization of May 6, 2004.  The results of operations for the period from April 30, 2004 through May 5, 2004 were not material.

          Our consolidated financial statements after emergence are those of a new reporting entity (the “Successor Company”) and are not comparable to the financial statements of the pre-emergence company (the “Predecessor Company”).  See note 2 to our June 30, 2004 condensed consolidated financial statements for our unaudited condensed balance sheets presenting our historical consolidated balance sheet as of April 30, 2004 before the application of fresh start accounting (Predecessor Company) and after the application of fresh start accounting and other adjustments to reflect the provisions of the Plan of Reorganization (Successor Company).  The unaudited condensed balance sheets of the Predecessor Company and the Successor Company as of April 30, 2004 should be read in conjunction with our condensed consolidated financial statements and related notes included in this Prospectus.

SELECTED FINANCIAL DATA

          In March 2003, the Company and all of its subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11.  In January 2004, we filed the Plan of Reorganization for the Chapter 11 Cases.  The Plan of Reorganization was subsequently accepted by the required percentage of creditors entitled to vote on the Plan of Reorganization, and was confirmed by the bankruptcy court by its order entered in April 2004.  On May 6, 2004, after securing the Senior Secured Credit Facility with Wells Fargo Foothill, Inc., we emerged from bankruptcy.

          Upon emergence from bankruptcy, we adopted “fresh start” accounting as contained in the American Institute of Certified Public Accountant’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”).  Entities that adopt fresh start accounting apply the following principles:

•	The reorganization value of the entity should be allocated to the entity’s assets in conformity with SFAS No. 141 Business Combinations.

•	Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid as determined at appropriate current interest rates.

•

Deferred taxes should be reported in conformity with generally accepted accounting principles.  Benefits realized from pre-reorganization net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.

          In connection with the implementation of fresh start accounting, we recorded a gain of approximately $178.0 million from the extinguishment of our debt.  Other adjustments were made to reflect the provisions of the Plan of Reorganization and to adjust the assets of the reorganized Company to their estimated fair value and liabilities to their estimated present value.  The estimated fair value of our fixed assets was based on an appraisal performed for one of our lenders in connection with our reorganization.  For financial reporting purposes, these transactions were reflected in our operating results before emergence.

          Our consolidated financial statements after emergence are those of a new reporting entity (the “Successor Company”) and are not comparable to the financial statements of the pre-emergence company (the “Predecessor Company”).  For a complete discussion of our application of fresh start accounting, including the impact on historical results of operations, cash flows and financial position, please refer to our June 30, 2004 condensed consolidated financial statements and related notes included in this Prospectus.

          The following table presents our selected consolidated financial and operating data as of and for each of the periods indicated.  The selected condensed consolidated financial data for the one month ended April 30, 2004 (predecessor period), the two months ended June 30, 2004 (successor period), the four months ended April 30, 2004 (predecessor period), and the six months ended June 30, 2003 (predecessor period) are derived from our unaudited condensed consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and operating results for these periods.  The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year.  The selected condensed consolidated financial data as of and for each of the years ended December 31, 1999 through December 31, 2003 (predecessor periods) are derived from our consolidated financial statements.  The selected consolidated financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this Prospectus.

James River Coal Company and Subsidiaries
Selected Financial Data

					Predecessor Company Year Ended December 31,

	Successor Company Two Months Ended 6/30/04	Predecessor Company One Month Ended 4/30/04	Predecessor Company Four Months Ended 4/30/04	Predecessor Company Six Months Ended 6/30/03	2003	2002 (2)	2001 (2)	2000	1999

		(in thousands, except per share information, per ton information and number of employees)
Consolidated Statement of Operations:
Revenues	$64,485	33,091	113,949	156,075	304,052	397,599	384,248	416,756	475,661
Cost of coal sold	47,310	23,586	89,294	141,948	278,939	344,222	328,408	341,092	387,639
Depreciation, depletion, and amortization	5,538	3,043	12,314	21,518	40,427	46,393	43,175	43,272	42,160

Gross profit (loss)	11,637	6,462	12,341	(7,391)	(15,314)	6,984	12,665	32,392	45,862

Selling, general, and administrative expenses	2,566	1,462	5,023	12,107	19,834	19,994	15,725	15,281	16,731
Other operating expenses	-	-	-	-	-	26,554	-	-	-

Operating income (loss)	9,071	5,000	7,318	(19,498)	(35,149)	(39,564)	(3,060)	17,111	29,131

Interest expense	1,302	164	566	17,859	18,536	29,883	23,924	17,706	13,016
Interest income	(14)	-	-	(144)	(144)	(1,003)	(662)	-	-
Miscellaneous income, net	(289)	(277)	(330)	(1,050)	(1,519)	(1,222)	206	(3,977)	(11,368)
Reorganization items, net	-	(102,465)	(100,907)	2,541	7,630	-	-	-	-
Income tax expense (benefit)	1,727	-	-	(2,891)	(2,891)	(8,125)	(10,318)	(2,503)	4,821

Income (loss) before cumulative effect of accounting change	6,345	107,578	107,989	(35,813)	(56,761)	(59,097)	(16,209)	5,885	22,662

Cumulative effect of accounting change	-	-	-	(3,045)	(3,045)	-	-	-	-

Net income (loss)	6,345	107,578	107,989	(35,857)	(59,806)	(59,097)	(16,209)	5,885	22,662

Preferred dividends	-	-	-	(340)	(340)	(680)	(595)	(714)	(833)
(Increase) decrease in redemption amount of redeemable common stock	-	-	-	-	-	8,798	45,831	14,311	(40,027)

Net income (loss) attributable to common shareholders	$6,345	107,578	107,989	(39,198)	(60,146)	(50,979)	29,027	19,482	(18,198)

James River Coal Company and Subsidiaries
Selected Financial Data

					Predecessor Company Year Ended December 31,

	Successor Company Two Months Ended 6/30/04	Predecessor Company One Month Ended 4/30/04	Predecessor Company Four Months Ended 4/30/04	Predecessor Company Six Months Ended 6/30/03	2003	2002 (2)	2001 (2)	2000	1999

		(in thousands, except per share information, per ton information and number of employees)
Basic earnings (loss) per common share:
Income (loss) before cumulative effect of accounting change	$.46	6,369.32	6,393.67	(2,140.48)	(3,380.78)	(3,018.31)	1,718.56	1,153.46	(907.04)
Cumulative effect of accounting change	0.00	0.00	0.00	(180.28)	(180.28)	0.00	0.00	0.00	0.00

Net income (loss)	.46	6,369.32	6,393.67	(2,320.76)	(3,561.06)	(3,018.31)	1,718.56	1,153.46	(907.04)

Shares used to calculate basic earnings (loss) per common share (1)	13,799,994	16,890	16,890	16,890	16,890	16,890	16,890	16,890	20,063

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of accounting change	$.43	6,369.32	6,393.67	(2,140.48)	(3,380.78)	(3,018.31)	1,718.56	1,153.46	(907.04)
Cumulative effect of accounting change	0.00	0.00	0.00	(180.28)	(180.28)	0.00	0.00	0.00	0.00

Net income (loss)	$.43	6,369.32	6,393.67	(2,320.76)	(3,561,06)	(3,018.31)	1,718.56	1,153.46	(907.04)

Shares used to calculate diluted earnings (loss) per share (1)	14,628,994	16,890	16,890	16,890	16,890	16,890	16,890	16,890	20,063

James River Coal Company and Subsidiaries
Selected Financial Data

					Predecessor Company December 31,

	Successor Company 6/30/04	Predecessor Company 4/30/04	Predecessor Company 4/30/04	Predecessor Company 6/30/03	2003	2002 (2)	2001 (2)	2000	1999

		(in thousands, except per share information, per ton information and number of employees)
Consolidated Balance Sheet Data:
Working capital (deficit)	$31,125	26,538	26,538	24,595	9,009	(263,149)	(241,857)	(17,505)	(14,689)
Property, plant, and equipment, net	246,596	248,262	248,262	263,918	257,156	270,989	310,643	306,399	315,906
Total assets	337,737	333,030	333,030	330,646	318,288	340,311	393,411	382,534	399,093

Long term debt, including current portion	95,000	95,000	95,000	-	-	252,876	249,576	232,734	204,829
Liabilities subject to compromise	-	-	-	322,102	319,595	-	-	-	-
Total shareholders’ equity (deficit)	69,789	63,291	63,291	(101,542)	(123,601)	(68,726)	(9,034)	(29,786)	(50,365)

					Predecessor Company Year Ended December 31,

	Successor Company Two Months Ended 6/30/04	Predecessor Company One Month Ended 4/30/04	Predecessor Company Four Months Ended 4/30/04	Predecessor Company Six Months Ended 6/30/03	2003	2002 (2)	2001 (2)	2000	1999

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	12,107	896	(2,175)	15,807	23,032	28,899	30,793	46,038	47,470
Net cash used in investing activities	(3,879)	(2,667)	(9,463)	(5,965)	(15,660)	(33,522)	(43,640)	(34,061)	(50,927)
Net cash provided by (used in) financing activities	(88)	11,662	17,961	(2,215)	(2,489)	3,347	14,119	(11,981)	3,451

Supplemental Operating Data:
Tons sold	1,552	820	3,107	5,312	10,083	13,926	14,065	15,961	17,318
Tons produced	1,556	796	3,081	4,637	9,294	12,350	13,134	15,599	13,727
Revenue per ton sold (excluding synfuel)	$40.68	39.70	35.98	28.81	29.53	28.26	27.29	26.11	27.47
Number of employees	1,018	984	984	995	1,127	1,145	1,319	1,172	1,249
Capital expenditures	3,877	2,706	9,521	8,294	20,116	22,925	43,694	35,927	40,136

(1)

Share numbers reflect shares of our common stock issued and outstanding as of the applicable periods.  The shares outstanding for the Successor Company reflect the stock split effected on October 22, 2004.

(2)	The financial statements for 2002 and 2001 have been restated. For a complete description of the restatements, please refer to the notes to our consolidated financial statements for 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes and “Selected Financial Data” included elsewhere in this Prospectus.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in “Risk Factors” in this Prospectus.

Overview

          We mine, process and sell bituminous, low sulfur, steam- and industrial-grade coal primarily to electric utility companies and industrial companies.  Our mining operations are managed through five operating subsidiaries (mining complexes) located throughout eastern Kentucky.  We operate a total of 14 underground mines as “Company” mines using our own employees.  We have rights to another six mines, on land owned or leased by us, that are typically mined by independent contract mine operators – four of which are underground mines and two of which are surface mines.  We also operate seven preparation plants, five of which have integrated rail loadout facilities and two of which use a common loadout facility at a separate location.

Our Revenues

          In 2003, we produced approximately 9.3 million tons of coal and purchased another 780,000 tons for resale.  Of the 9.3 million tons produced, approximately 96% came from underground mines, and 4% from surface mines.  We estimate that, as of March 31, 2004, we controlled approximately 207 million tons of proven and probable coal reserves.

          For 2003, we generated approximately 88% of our revenues from several long-term contracts to electrical utilities, including 43% derived from our largest customer, Georgia Power Company.  Of the remaining revenues, 10% were generated by industrial accounts and 2% were generated from fees from the handling and marketing of coal-based synfuel product.  We expect shipments to Georgia Power under our new agreement entered into during March 2004 to be less than 30% of total 2004 sales. However, because of recent increases in shipments of spot coal and industrial stoker coal, at prices generally higher than the contract price for sales to Georgia Power, we do not believe that the decrease in tons shipped to Georgia Power will have a material impact on our total revenues for the foreseeable future.

          Our revenues are impacted by the level of coal available for sale by us. That availability level decreased during 2003 and the first six months of 2004, for the reasons discussed in “Results of Operations.” Those reasons include the filing of our bankruptcy petition (which led to termination of certain of our mine operator relationships); the loss of a supplier at our Blue Diamond complex; closure of higher-cost mines; and delays and other railroad services problems.

Our Costs

          We experienced a significant increase in mining costs during the past five years, with the cost of coal sold per ton increasing from $22.38 in 1999 to $27.67 in 2003.  The increased cost is due to higher personnel costs and lower operating productivity.  The cost of labor, workers compensation and other benefits has increased during the 1999-2003 period by more than 30%.  The higher costs are also the result of lower productivity from our deep mines.  As we continue to advance deeper into our mine seams, we incur added expense for increased travel time to our mine faces, and we must hire additional personnel to maintain longer belt structures.   We are focused on reducing our operating costs at each mine and improving miner productivity.  The steps that we have taken to address these issues include hiring additional management and employees to better manage workers compensation and other benefit programs.  We are also investigating steps to reduce the travel time for our miners by installing new entries closer to current mining areas.

Key Performance Indicators

          We manage our business through several key performance metrics that provide a summary of information in the areas of sales, operations, and general/administrative costs.

          In the sales area, our long-term metrics are the volume-weighted average remaining term of our contracts and our open contract position for the next several years.  During periods of high prices, such as the current period, we may seek to lengthen the average remaining term of our contracts and reduce the open tonnage for future periods.  In the short-term, we closely monitor the Average Selling Price per Ton (ASP), and the mix between our spot sales and contract sales.

          In the operations area, we monitor the volume of coal that is produced by each of our principal sources, including company mines, contract mines, and purchased coal sources.  For our company mines, we focus on both operating costs and operating productivity.  Our operating costs are measured by our operating costs per ton produced.  Our operating productivity is measured by Linear Feet (of mine advance) Per Man Hour (LFPMH), and Clean Tons Per Linear Foot of Mine Advance (CTPLF).  LFPMH gives us a good indication of labor productivity across a number of different mines.  CTPLF gives us a good indication of the economic potential of the coal seam and the overall productivity of the mine.

          In the selling, general and administrative area, we closely monitor the gross dollars spent per mine operation and in support functions.  We also regularly measure our performance against our internally-prepared budget figures.

Trends In Our Business

          In the second half of 2003, demand for coal increased significantly due to a combination of conditions in the U.S. and worldwide that caused a shortage of certain grades of coal.  This situation has continued and accelerated in 2004.  Prices for the grades of coal we sell have consequently risen significantly since mid-2003.  Due to the fixed prices in the contractual commitments with our utility customers that were renegotiated during the bankruptcy, we will only see a limited benefit from the current market environment in 2004.

          We expect the current strong pricing environment for coal to weaken somewhat during the next one to two years.  This is due to increased incremental production that has historically come into the markets during periods of strong pricing.  We believe that the impact of this potentially increased production will be offset by the need of utilities to rebuild diminished coal inventories resulting from service difficulties that the major railroads experienced in 2004.  According to the Energy Information Administration (EIA), coal stockpiles at utilities are currently below normal levels.  Any effort by the utilities to rebuild their inventory positions should absorb a portion of any increased coal production.  Any recurrence of the difficulties with rail transportation experienced during 2004 may also have an impact on increased production and market pricing.  If marginal increases in the production of coal cannot be delivered to the utility customers by rail in a timely manner, the depressing effect of the increased production on market prices will be reduced.  In addition, any new coal production would likely require additional permits, labor and equipment, which are currently difficult and time consuming to obtain.

          Although the current pricing environment for U.S. coal is strong, coal prices are subject to change based on a number of factors beyond our control, including:

•	the supply of domestic and foreign coal;

•	the demand for electricity;

•	the demand for steel and the continued financial viability of the domestic and foreign steel industries;

•	the cost of transporting coal to the customer;

•	domestic and foreign governmental regulations and taxes;

•	air emission standards for coal-fired power plants; and

•	the price and availability of alternative fuels for electricity generation.

          As discussed previously, our costs of production have recently increased.  We expect the higher costs to continue for the next several years, due to a highly competitive market for a limited supply of skilled mining personnel and higher costs in worldwide commodity markets.  We are actively recruiting and training new personnel to staff our mines.  However, we expect the strong market pricing for coal to increase turnover of existing personnel and potentially lead to higher costs for employees that we retain.  Our costs have also increased for steel and other commodities used in our mining operations.  We believe these increases are the result of economic development in the Pacific Rim (notably China) and an expanding economy in the United States.  We do not anticipate a change in these circumstances during the next one to two years.

Plan of Reorganization

          In March 2003, we and all of our subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11.  In January 2004, we filed a Plan of Reorganization for the Chapter 11 cases.  The plan was subsequently accepted by the required percentage of creditors entitled to vote on the plan and was confirmed by the bankruptcy court in April 2004.

          On May 6, 2004, after securing a new senior secured line of credit and term loan facility, our Plan of Reorganization became effective, and we emerged from Chapter 11 bankruptcy proceedings, as more fully described under “Chapter 11 Reorganization.”  Our implementation of fresh start accounting pursuant to SOP 90-7 resulted in material changes to our financial statements, including the valuation of our assets and liabilities at fair value in accordance with principles of purchase accounting, and the valuation of equity based on a valuation of our business prepared by our independent financial advisors.

          As a result of the reorganization transactions and the implementation of fresh start accounting, our results of operations after our emergence from bankruptcy are those of a new reporting entity (the “Successor Company”), and are not comparable to the results of operations of the pre-emergence Company (the “Predecessor Company”) for prior periods described in this management’s discussion and analysis and reported in our financial statements.

          Our interim condensed consolidated financial statements for the one month ended April 30, 2004, the two months ended June 30, 2004, the four months ended April 30, 2004, and the three and six months ended June 30, 2003 presented in this report are unaudited.  Financial statements for periods after March 25, 2003 and prior to April 30, 2004 include the effects of our bankruptcy proceedings.  These include the classification of certain liabilities as “liabilities subject to compromise,” the classification of certain expenses, and gains and losses as reorganization items, and other matters described in the notes to our consolidated financial statements.

Restatement of Financial Statements

          In the preparation of our 2003 consolidated financial statements, we identified errors in prior years in the calculation of our accrual for our future obligation for workers’ compensation and black lung benefits.  We also identified certain misclassifications between expense accounts that were corrected.  These adjustments increased the liabilities recorded as of December 31, 2002 for workers’ compensation and black lung benefits by $13.0 million and $6.0 million, respectively.  An estimated liability for workers’ compensation benefits of $25.9 million, or $16.1 million after tax, was attributed to the years prior to 2001, which was recorded as an adjustment to beginning retained earnings as of January 1, 2001.  An estimated liability for black lung benefits of $5.4 million, or $3.3 million after tax, was attributed to the years prior to 2001, which was recorded as an adjustment to beginning retained earnings as of January 1, 2001.

          For 2002, we recorded a reduction in cost of coal sold for workers’ compensation benefits of $15.8 million and increased cost of coal sold for black lung benefits by $327,000.  The income tax benefit for 2002 was reduced by $12.4 million.  We increased cost of coal sold by $16.1 million and $643,000 for expense originally recorded in other operating expense and miscellaneous expense, respectively.  For 2002, we also reclassified $2.9 million from miscellaneous income (expense) to selling, general and administrative expense and $1.0 million from miscellaneous income to interest income.  We had not previously presented interest income separately.

          For 2001, we increased cost of coal sold for workers’ compensation benefits and black lung benefits by $2.9 million and $0.3 million, respectively.  The income tax benefit for 2001 was increased by $1.2 million.  We also increased cost of coal sold by $0.2 million for workers’ compensation expense originally recorded in miscellaneous expense.  We reclassified $662,000 from miscellaneous income to interest income.  We had not previously presented interest income separately.

          None of the restatement adjustments had an effect on total cash flows from operating, investing or financing activities for 2002 and 2001.

          For a complete description of the restatements, please refer to the notes to our consolidated financial statements for 2003 included elsewhere in this Prospectus.

Workers’ Compensation Cost and Accrued Liabilities

          Our cost and accrued liabilities for workers’ compensation and other employee benefits have risen dramatically during the past several years.

          Our accrued liability for workers’ compensation as of June 30, 2004 was $52.9 million.  Our expense for workers’ compensation increased from $9.3 million in 1999 to $14.5 million in 2003.  These increases were due to factors that impact the entire coal industry as well as factors that are unique to us.

          For the coal industry, workers’ compensation costs have increased due to changes in laws, changes in the interpretation of the laws by the courts and an overall increase in both the number and amounts of disability awards.  According to the 2003 Annual Report of the Kentucky Office of Workers’ Claims, for 1999-2003, the number of claims filed increased by 31%, and the total system cost of the workers’ compensation programs increased by 25%.

          During the 1990s, we completed several acquisitions that included the assumption of all historical liabilities associated with workers’ compensation.  These liabilities were greater than originally projected.  In addition, our financial condition began to deteriorate in 1999.  This caused us to reduce our spending for new equipment and for major repairs.  We were also seeking a merger with or sale to other large firms in our industry.  This caused a great deal of uncertainty for our employees.  We believe that both of these facts led to a higher rate of reported accidents than would have otherwise been the case.

          During the bankruptcy period, we stopped paying interest on our pre-petition secured debt and were able to negotiate interim price adjustments with our customers.  The additional funds provided by these items have been used to purchase new equipment and complete major repairs to our equipment fleet, thereby improving the safety of our workplace.  Since emerging from bankruptcy, we have begun to hire management and staff to assist us in managing our exposure to workers’ compensation claims.  These employees will focus on improving our hiring practices, implementing new safety training procedures and managing our workers’ compensation claims process.

Results of Operations

Six Months Ended June 30, 2004 Compared with the Six Months Ended June 30, 2003

          In order to provide a basis for comparing the six months ended June 30, 2004 with the six months ended June 30, 2003, the operating results of the Successor Company for the two months ended June 30, 2004 have been combined with the operating results for the Predecessor Company for the four months ended April 30, 2004, for purposes of the following table and discussion.  The operating results of the Successor Company and the Predecessor Company are not comparable.  The combining of the predecessor and successor accounting periods is not permitted by generally accepted accounting principles.

          The following table shows selected operating results for the six months ended June 30, 2004 compared to the six months ended June 30, 2003:

	Six Months Ended June 30,

	2004	2003	Change

Volume (millions of tons)	4.6	5.3	(12)%
Revenues (000)
Coal sales	$174,920	153,038	14%
Synfuel handling	3,513	3,036	16%
Cost of coal sold (000)	136,603	141,948	(4)%

          Volume and revenues

          For the six months ended June 30, we shipped 5.3 million tons of coal in 2003 and 4.6 million tons in 2004.  Our company mines increased their production by approximately 84,000 tons during the six-month period over the comparable period in 2003.  This increase was offset by a reduction during the six month period of 299,000 tons from contract mining operations and 317,000 tons from coal purchased by us for resale.  The filing of our bankruptcy petition on March 25, 2003 adversely impacted these outside sources of coal.  The majority of this adverse impact was felt in the months after our bankruptcy filing.  We (and the rest of the coal and utility industries) were also impacted during the six months ended June 30, 2004 by delays and other service problems with the railroads, our primary means of transporting coal.

          Coal sales revenue for the six months ended June 30 increased from $153.0 million in 2003 to $174.9 million in 2004.  This increase was due to an increase in our percentage of spot coal sales and an increase in the average sales price per ton for both sales under long-term contracts and spot coal sales.  Due to our desire for flexibility to source long-term contract requirements from multiple mine sources, we decided to reduce the percentage of coal dedicated to long-term contracts.  For the six months ended June 30, 2004, we sold 3.6 million tons of coal under long-term contracts (78% of total sales volume) at an average selling price of $34.78.  For the six months ended June 30, 2003, we sold 5.0 million tons of coal (94% of total sales volume) under long-term contracts at an average selling price of $28.37.  The increase in average selling price from 2003 to 2004 was due to the renegotiation of below-market contract prices.  For the six months ended June 30, 2004, we sold 1.0 million tons of coal (22% of total sales volume) to the spot market at an average selling price of $47.26 per ton.  For the six months ended June 30, 2003, we sold approximately 300,000 tons (6% of total sales volume) to the spot market at an average selling price of $35.78 per ton.  The change in the average selling price per ton of spot coal was due to an overall strengthening in the coal and energy markets during the fourth quarter of 2003 and the first half of 2004.

          Revenues related to the handling, loading and shipping of synfuel increased from $3.0 million for the six months ended June 30, 2003 to $3.5 million for the six months ended June 30, 2004.  We processed and shipped 6% more coal as synfuel in 2004 than we processed and shipped in 2003.

          Operating costs

          For the six months ended June 30, the cost of coal sold, excluding depreciation, depletion and amortization, decreased from $142.0 million in 2003 to $136.6 million in 2004.  The decrease was due to a reduction in the number of tons shipped.  However, our cost per ton of coal sold increased from $26.72 per ton in the 2003 period to $29.32 per ton in the 2004 period.  The increase was primarily due to higher sales related costs (royalties and severance taxes) of $1.34 per ton and higher labor and benefit costs of $0.91 per ton.  The application of fresh start accounting required that we increase the value of our inventory by approximately $1.1 million on April 30, 2004.  This adjustment increased our cost of coal sold and reduced gross profit during the two months ended June 30, 2004.  Our Clean Tons per Linear Foot (CTPLF) increased from 2.48 in 2003 to 2.63 in 2004.  This result was offset by a reduction in our Linear Feet per Man Hour (LFPMH) from 1.54 in 2003 to 1.48 in 2004.

Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

          The following table shows selected operating results for the years ended December 31, 2003 and December 31, 2002:

	Year Ended December 31,

	2003	2002	Change

Volume (millions of tons)	10.1	13.9	(27)%
Revenues (000)
Coal sales	$297,713	393,512	(24)%
Synfuel handling	6,339	4,087	55%
Cost of coal sold (000)	278,939	344,222	(19)%
Depreciation, depletion and amortization	40,427	46,393	(13)%
Selling, general and administrative expenses	19,834	19,994	(1)%
Other operating expenses	-	26,554
Operating loss	(35,149)	(39,564)

          Volume and revenues

          For the year ended December 31, we shipped 13.9 million tons of coal in 2002 and 10.1 million tons in 2003.  The decrease was due to the closure of higher-cost Company-operated mines (2.4 million tons), reduced purchased coal tonnage (749,000 tons) and reduced tonnage from contract mining operations (662,000 tons).  The decrease in purchased coal tonnage was primarily due to the loss of a supplier of purchased coal for our Blue Diamond operation.  The filing of our bankruptcy petition on March 25, 2003 adversely impacted our outside sources of coal, and resulted in several contract mine operators terminating their relationship with us.  The majority of this adverse impact was felt in the months after our bankruptcy filing.

          Coal sales revenue for the year ended December 31 declined from $393.5 million in 2002 to $297.7 million in 2003.  The decrease in revenue was due to fewer tons being available for sale, including coal produced from our Company-operated mines, coal produced by our independent contract mine operators and coal purchased by us for resale.  For 2003, we sold 9.3 million tons of coal under long-term contracts (92% of total sales volume) at an average selling price of $28.91.  For 2002, we sold 12.4 million tons of coal under long-term contracts (89% of total sales volume) at an average selling price of $27.42.  The increase in average selling price was due to interim contract price increases during 2003.  For 2003, we sold 772,000 tons of coal (8% of total sales volume) to the spot market at an average selling price of $36.91 per ton.  For 2002, we sold 1.5 million tons (11% of total sales volume) to the spot market at an average selling price of $34.92 per ton.  The change in the average selling price per ton of spot coal was due to an overall strengthening in the coal and energy markets during the fourth quarter of 2003.

          Revenues related to the handling, loading and selling of synfuel increased from $4.1 million for 2002 to $6.3 million for 2003.  This change was due to more coal being processed and shipped as synfuel.  We processed and shipped 56% more coal as synfuel in 2003 than we processed and shipped in 2002.

          Operating costs

          For the year ended December 31, the cost of coal sold, excluding depreciation, depletion and amortization, decreased from $344.2 million in 2002 to $278.9 million in 2003.  This decrease was due to a change in the volume of coal mined and shipped.  Costs per ton of coal sold increased approximately $2.95, or 12%, to $27.67 in 2003 compared with $24.72 in 2002.  The increase in per ton costs was primarily caused by higher variable costs at the mines for supplies, maintenance items and repairs of $0.83 per ton, higher costs at preparation plants and loadout facilities of $0.57 per ton due to fixed costs being spread over fewer tons and from the increased cost of contract miners (labor) of $0.30 per ton.  We also experienced difficult geologic conditions at one of our mine complexes during the fourth quarter of 2003, which increased our costs by approximately $0.67 per ton.  Our Linear Feet per Man Hour (LFPMH) decreased from 1.66 in 2002 to 1.57 in 2003.  Our Clean Tons per Linear Foot (CTPLF) decreased from 2.53 in 2002 to 2.49 in 2003.  Both of these changes increased our operating costs per ton by spreading fixed costs over fewer tons.

          Depreciation, depletion and amortization decreased from $46.4 million in 2002 to $40.4 million in 2003.  The decrease was caused by the reduction in tons sold offset by an increase in the per ton cost.  On a per ton basis, depreciation, depletion and amortization was $3.33 in 2002 and $4.01 in 2003.  A portion ($0.10) of this increase was due to us lowering our estimate of remaining reserves in 2003, which increased the amortization expense per ton mined in 2003.  See “Business – Reserves” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Coal Reserves” for a discussion of how we estimate our mineral reserves.

          Selling, general and administrative expenses decreased from $20.0 million in 2002 to $19.8 million in 2003.

          Other operating expenses were $26.6 million in 2002.  These expenses represent adjustment for loss on abandoned mining fixed assets ($9.1 million), mine development costs ($7.7 million), prepaid royalties on abandoned properties ($4.2 million), capitalized debt issuance costs ($4.1 million) and other items ($1.5 million).  In 2002, as part of our efforts to eliminate unprofitable operations, several mines and a preparation plant were idled.  We determined that those operations could not be operated profitably, due to uneconomical or depleted reserves, so the preparation plant and certain assets associated with the mines (i.e., mine development costs, certain equipment and prepaid royalties) were abandoned.

          Interest expense

          Interest expense decreased to $18.5 million for 2003, compared with $29.9 million for 2002.  The decrease was primarily due to our Chapter 11 bankruptcy filing on March 25, 2003 and the automatic stay from accruing and paying interest on our pre-petition debt.  In the first quarter 2003, an interest rate swap agreement that we had previously entered into was terminated due to an event of default.  As a result, the balance of $9.3 million that was recorded in accumulated other comprehensive loss was charged to interest expense.  The higher interest cost for 2002 was primarily due to the increased interest rate in 2002 on our outstanding debt due to defaults under our loan and note agreements.

          Miscellaneous income

          Miscellaneous income increased from a $1.2 million gain in 2002 to a $1.5 million gain in 2003.  In 2002, we received a royalty settlement of $1.1 million, and, in 2003, we had a $1.0 million gain from the sale of an investment.

          Reorganization items, net

          Reorganization items were $7.6 million in 2003.  These costs represented the reorganization professional costs incurred in connection with our bankruptcy filing.  There were no reorganization items incurred in 2002.

          Income taxes

          Income tax benefit was $2.9 million for 2003, compared with $8.1 million for 2002.  The $2.9 million benefit for 2003 resulted from recording a deferred tax benefit on a loss on an interest rate swap that was previously recorded in other comprehensive loss.  We had no other income tax expense or benefit for 2003 as we continued to record a valuation allowance against all of our net deferred tax assets.

          Due to continuing losses from operations, 2002 was the first year in which we recorded a full valuation allowance against net deferred tax assets.  The tax benefit of $8.1 million is lower than the “expected” tax benefit, calculated at 34%, of $22.9 million due to the recording of a $14.2 million valuation allowance against our net deferred tax assets and a $0.6 million net adjustment primarily for percentage depletion and state income taxes.

          Cumulative effect of accounting change

          We adopted Statement No. 143 effective January 1, 2003, and the adoption changed our accounting for reclamation.  The cumulative effect of the accounting change was a charge to operations of $3.0 million.  We also increased total reclamation liability by $6.8 million.  We recorded the related capitalized asset retirement cost by increasing property, plant and equipment, net of accumulated depreciation, by $3.8 million.

Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

          The following table shows selected operating results for the years ended December 31, 2002 and December 31, 2001:

	Year Ended December 31,

	2002	2001	Change

Volume (millions of tons)	13.9	14.1	(1)%
Revenues (000)
Coal sales	$393,512	383,789	3%
Synfuel handling	4,087	459	790%
Cost of coal sold (000)	344,222	328,408	5%
Depreciation, depletion and amortization	46,393	43,175	7%
Selling, general and administrative expenses	19,994	15,725	27%
Other operating expenses	26,554	-
Operating loss	(39,564)	(3,060)

          Volume and revenues

          For the year ended December 31, we shipped 14.1 million tons of coal in 2001 and 13.9 million tons in 2002.  Production at Company-operated mines decreased by approximately 955,000 tons during this period and our coal from contract mining operations increased by approximately 172,000 tons and coal purchased for resale increased by approximately 551,000 tons.

          Coal sales revenue increased from $383.8 million in 2001 to $393.5 million in 2002.  The increase in revenue was primarily due to increasing sales prices.  For 2002, we sold 12.4 million tons of coal under long-term contracts (89% of total sales volume) at an average selling price of $27.42.  For 2001, we sold 11.9 million tons of coal under long-term contracts (84% of total sales volume) at an average selling price of $26.19.  For 2002, we sold 1.5 million tons of coal (11% of total sales volume) to the spot market at an average selling price of $34.92 per ton.  For 2001, we sold 2.2 million tons (16% of total sales volume) to the spot market at an average selling price of $33.20 per ton.

          Revenues related to the handling, loading and shipping of synfuel increased from $459,000 for the year ended December 31, 2001 to $4.1 million for the year ended December 31, 2002.  This change was due to more coal being processed and shipped as synfuel.  We began the handling, loading and shipping of synfuel in 2001.

          Operating costs

          For the year ended December 31, the cost of coal sold, excluding depreciation, depletion and amortization, increased from $328.4 million in 2001 to $344.2 million in 2002.  Costs per ton of coal sold increased approximately $1.37, or 6%, to $24.72 in 2002 compared with $23.35 in 2001.  The increase resulted from higher labor and benefit costs of $0.65 per ton and higher preparation plant costs of $0.60 per ton. Our Linear Feet per Man Hour (LFPMH) increased from 1.61 in 2001 to 1.66 in 2002.  Our Clean Tons per Linear Foot (CTPLF) decreased from 2.55 in 2001 to 2.53 in 2002.  These two items had an offsetting impact on our results.

          Depreciation, depletion and amortization increased from $43.2 million in 2001 to $46.4 million in 2002.  The increase was caused by approximately $2.3 million higher longwall amortization in 2002 due to additional cost incurred while developing longwall mining areas and refurbishing longwall mining equipment.  On a per ton basis, depreciation, depletion and amortization was $3.07 in 2001 and $3.33 in 2002.

          Selling, general and administrative expenses increased from $15.7 million for 2001 to $20.0 million for 2002.  The increase in 2002 was due to a $4.0 million increase in incentive bonuses and compensation expense and a $700,000 increase in pension expense.

          Other operating expenses were $26.6 million for the year ended December 31, 2002.  These expenses represented adjustment for loss on abandoned mining fixed assets ($9.1 million), mine development costs ($7.7 million), prepaid royalties on abandoned properties ($4.2 million), capitalized debt issuance costs ($4.1 million) and other items ($1.5 million).  In 2002, as part of our efforts to eliminate unprofitable operations, several mines and a preparation plant were idled.  We determined that those operations could not be operated profitably, due to uneconomical or depleted reserves, so the preparation plant and certain assets associated with the mines (i.e., mine development costs, certain equipment and prepaid royalties) were abandoned.

          Interest expense

          Interest expense increased to $29.9 million for 2002 compared with $23.9 million for 2001.  The increase was primarily due to the increased interest rate in 2002 on our outstanding debt due to defaults under our loan and note agreements.

          Miscellaneous expense (income)

          Miscellaneous expense (income) changed from a $206,000 expense for 2001 to $1.2 million of income for 2002.  During 2002, we received a royalty settlement of $1.1 million.

          Income taxes

          Income tax benefit was $8.1 million for 2002, compared with $10.3 million for 2001.  Due to continuing losses from operations, 2002 was the first year in which we recorded a full valuation allowance against our net deferred tax assets.  The tax benefit of $8.1 million is lower than the “expected” tax benefit, calculated at 34%, of $22.9 million due to the recording of a $14.2 million valuation allowance against net deferred tax assets and a $0.6 million net adjustment primarily for percentage depletion and state income taxes.

          For 2001, the tax benefit of $10.3 million differs from the “expected” tax benefit, calculated at 34%, of $9.0 million due to a combination of items including a $5.4 million expense related to a valuation allowance assessed against expiring separate company net operating losses, a $5.4 million benefit related to an adjustment of income taxes provided in prior years and a $1.3 million net benefit primarily for percentage depletion and state income taxes.

Liquidity and Capital Resources

          Although our cash from operations has changed significantly in the periods discussed below, we do not believe that those periods are comparable due to our emergence from bankruptcy.  We experienced unusual swings in working capital leading up to and entering bankruptcy.  We also were able to renegotiate our coal contracts due to the bankruptcy, which will increase our revenues.  Our liquidity going forward will be generated by our gross margin on coal sales.  The gross margin will be driven by the price of coal and our operating costs.  Our capital expenditure payments for existing operations are expected to be paid out of the cash generated by the gross margin.

          Our liquidity also is impacted by the level of coal available for sale by us. That availability level decreased during 2003 and the first six months of 2004, for the reasons discussed in “Results of Operations.” Those reasons include the filing of our bankruptcy petition (which led to termination of certain of our mine operator relationships); the loss of a supplier at our Blue Diamond complex; closure of higher-cost mines; and delays and other railroad services problems. To the extent these or similar events or conditions continue, our future cash flow could be negatively impacted.

          As of June 30, 2004, we had available liquidity of approximately $34.3 million.  This consisted of unrestricted cash on hand of approximately $19.4 million and availability under the revolver component of our Senior Secured Credit Facility of approximately $14.9 million.

          Our primary source of cash will be sales of coal to our utility and industrial customers.  The price of coal received can change dramatically based on supply and demand and will directly affect our source of cash.  Our primary uses of cash include the payment of ordinary mining expenses to mine coal, capital expenditures and benefit payments.  Ordinary mining expenses are driven by the cost of supplies including steel prices and diesel fuel.  Benefit payments include payments for workers’ compensation and black lung benefits paid over the lives of our employees.  We are required to pay these when due, and are not required to set aside cash for these payments.  We have posted surety bonds with state regulatory departments to guarantee these payments and have secured letters of credit as further security for these obligations.  The benefit payments for workers’ compensation and black lung benefits will be paid as the claims are submitted over the lives of our employees.  We believe that these benefit payments are reasonably predictable and we have reflected them on the contractual obligations table below.

          Our secondary source of cash will be our new working capital revolver facility.  We believe that cash on hand, cash generated from our operating activities, and availability under our new working capital revolver will be sufficient to meet our working capital needs, to fund our capital expenditures and to meet our debt service obligations for the next twelve months.  Nevertheless, there are many factors beyond our control, including general economic and coal market conditions, that could have a material adverse impact on our ability to meet our liquidity needs.

          Other than ordinary course of business expenses and capital expenditures for existing mines during the next several years, our only large expected use of cash will be the development of a new mine at our McCoy Elkhorn complex.  We expect to invest approximately $22 million during the next 18 months in the development of this new mine.  See “Risk Factors - Our financial performance may suffer if we do not successfully develop our new mine at the McCoy Elkhorn mining complex.”  We expect that such development will be funded through cash on hand, cash generated by operations and from the revolver component of our new Senior Secured Credit Facility.  Although we may consider other mine developments that could require significant capital expenditures, no other development plans are sufficiently advanced to predict the amount of any such expenditures.

          The following chart reflects the components of our debt as of June 30, 2004:

June 30, 2004

Senior Secured Credit Facility:
Term loan component	$20,000,000
Revolver component	-

Term Credit Facility	75,000,000

Total long term debt	95,000,000

Less amounts classified as current	900,000

Total long term debt, less current maturities	$94,100,000

          Effective May 6, 2004, we closed a $50 million senior secured credit facility with Wells Fargo Foothill, Inc. (the “Senior Secured Credit Facility”).  This facility was used to repay outstanding amounts and replace letters of credit under our $20.0 million debtor-in-possession facility, to fund expenses associated with our exit from bankruptcy and to provide liquidity for general corporate purposes.  The Senior Secured Credit Facility is comprised of a $30 million revolver component and a $20 million term component.  The term loan was fully funded at closing.  Borrowings under the revolver component bear interest at LIBOR + 2.5% or the Base Rate (as defined in the credit agreement) + 1.0%.  Borrowings under the term component bear interest at LIBOR + 5.25% or the Base Rate + 3.85%.  The term of the Senior Secured Credit Facility is five years.  Principal payments on the term component of $900,000 per quarter commence on April 1, 2005 and continue through April 1, 2009, with the remaining principal balance due on May 6, 2009.  Interest is payable in arrears, on the first day of each month on the Base Rate while interest on the LIBOR Rate is due on the last day of the LIBOR interest period.  Advances under the Senior Secured Credit Facility are secured by a first priority lien on substantially all of our assets, and, except for the Term Credit Facility, we may not incur additional debt on the assets securing the Revolving Credit Facility.  Advances under the revolver component may not exceed a borrowing base calculation derived as a percentage of eligible assets.  The Senior Secured Credit Facility can be terminated with 90 days written notice by paying all outstanding principal, interest and making any prepayment premium payments due.  The $30 million revolver component has a prepayment premium of 2.5% of the total revolver commitment for the first year, declining to 2.0% for the second year, 1.5% for the third year and 0.5% for the fourth year.  There is not a prepayment premium for the fifth year of the facility.  The $20 million term loan component has a prepayment premium of $200,000 (1.0%) if paid prior to April 30, 2007.  There is no prepayment premium after April 30, 2007.

          Also effective May 6, 2004, we entered into a $75 million restructured term credit facility with our pre-petition secured lenders (the “Term Credit Facility”) in partial satisfaction (together with our common equity) of our obligations pursuant to the Plan of Reorganization.  The term of the Term Credit Facility is seven years, and our repayment of the Term Credit Facility is secured by a second priority lien on substantially all of our assets, and, except for the Senior Secured Credit Facility, we may not incur additional debt on the assets securing the Term Credit Facility.  In addition, we may not incur any unsecured debt (other than normal trade payables) and may not incur more than $5 million of recourse debt (including the Senior Secured Credit Facility and the Term Credit Facility).  The Term Credit Facility provides for an annual interest rate of 9%.  There is no scheduled amortization of this facility for the first two years.  The notes are payable over seven years with principal repayments of $1.5 million per quarter beginning June 30, 2006 and increasing to $2.5 million per quarter beginning June 30, 2008.  All remaining principal and interest is due May 6, 2011.  Borrowings under the Term Credit Facility may be prepaid without penalty.

          The Senior Secured Credit Facility and the Term Credit Facility contain the same financial covenants for fixed charge coverage, total leverage, minimum consolidated tangible net worth, minimum consolidated total EBITDDA (as defined in each of the credit facilities), and maximum capital expenditures.  We were in compliance with all of the financial covenants for the Senior Secured Credit Facility and the Term Credit Facility as of June 30, 2004.  As of such date, the covenants were a minimum fixed charge ratio of .75 to 1.0, minimum leverage ratio of 2.75 to 1.0, minimum consolidated tangible net worth of $20 million, minimum consolidated total annualized EBITDDA of $44.5 million and maximum annual limits on capital expenditures of $35.3 million for all projects other than the new underground mine under development at our McCoy Elkhorn mining complex, and $18.5 million for capital expenditures at that new mine during 2004. We took these covenants into account in preparing our post-bankruptcy business plan, and we therefore currently believe that those covenants will not have a material impact on our liquidity or results of operations in the foreseeable future.

          Net cash provided by or used in operating activities reflects net income or loss adjusted for non-cash charges and changes in net working capital (including non-current assets and liabilities).  Net cash provided by operating activities was $9.9 million for the six months ended June 30, 2004, and net cash provided by operating activities was $15.8 million for the six months ended June 30, 2003.  This change was primarily due to an increase in net working capital primarily caused by changes in accounts receivable, inventory and accounts payable.  Our cash provided by operating activities in 2003 was $23.0 million compared to $28.9 million in 2002.  This change was primarily due to a decrease of $16.7 million in non-cash items offset by an $11.2 million change in net working capital.  Our cash provided by operating activities in 2001 was $30.8 million.  The $1.9 million reduction from 2001 to 2002 was primarily due to an increase in the net loss of $42.9 million, offset by an increase of $27.0 million in non-cash items and reduced by $14.0 million for changes in net working capital.

          Net cash used by investing activities primarily consists of capital expenditures for new and replacement mine equipment and various projects to improve the efficiency of our mining operations and includes changes in our restricted cash account.  Net cash used by investing activities was $13.3 million for the six months ended June 30, 2004, and $6.0 million for the six months ended June 30, 2003.  The change was primarily due to a $5.1 million increase in capital expenditures in 2004 compared to 2003 and a $2.3 million change in restricted cash in 2003.  Our cash used by investing activities in 2003 was $15.7 million compared to $33.5 million for 2002.  This change was primarily due to a $2.8 million reduction in capital expenditures and $2.0 million of proceeds from the sale of an investment in 2003.  Also, in 2002, we increased our restricted cash by $10.6 million, while, in 2003, we decreased our restricted cash by $2.3 million.  Our cash used by investing activities in 2001 was $43.6 million.  The change from 2001 to 2002 was primarily due to an increase in capital expenditures in 2001 due to new mine development and additional capital spending on our longwall mining equipment.

          Net cash provided by or used in financing activities primarily reflects changes in short- and long-term financing as well as the exercise of stock options and payment of dividends.  Net cash provided by financing activities was $17.9 million for the six months ended June 30, 2004 and net cash used in financing activities was $2.2 million for the six months ended June 30, 2003.  The change was primarily due to $20.0 million in proceeds from the Senior Secured Credit Facility in May 2004 and by $2.2 million in principal payments during the six months ended June 30, 2003.  Net cash used in financing activities in 2003 was $2.5 million compared to $3.3 million provided by financing activities for 2002.  This change was primarily due to principal payments on short-term debt and capital leases of $2.4 million in 2003, compared to the issuance of $3.3 million of debt under our pre-petition credit agreements in 2002.  Our cash provided by financing activities in 2001 was $14.1 million.  The change from 2001 to 2002 was primarily due to new debt issuance of approximately $37.3 million, which was partially offset by principal payments of $20.5 million in 2001.

Contractual Obligations

          The following is a summary of our contractual obligations and commitments as of December 31, 2003.

	Payment Due by Period (in thousands)

Contractual Obligations	Total	Subject to Compromise	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long term debt(1)
Secured	$266,428	266,428	-	-	-	-
Unsecured	5,176	5,176	-	-	-	-

Capital lease obligations(2)	2,070	-	613	1,457	-	-

Operating lease obligations(3)	1,021	-	536	485	-	-

Royalty obligations(4)	116,876	-	10,242	36,060	35,577	34,997

Purchase obligations(5)	1,925	-	1,925	-	-	-

Other long term liabilities
Workers’ compensation and black lung(6)	64,490	-	6,200	18,600	12,400	27,290
Pension(6)	14,315	-	5,000	9,315	-	-
Reclamation(7)	14,724	-	1,050	3,151	2,100	8,424

	$487,025	271,604	25,566	69,067	50,077	70,711

(1)   In connection with our bankruptcy, all prepetition long-term debt was cancelled or restructured.  As of June 30, 2004, our long-term debt obligations were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Term Credit Facility	$75,000	-	4,500	15,000	55,500
Senior Secured Credit Facility (term component)	20,000	900	6,300	12,800	-

	$95,000	900	10,800	27,800	55,500

(2)   Capital lease obligations include the amount of imputed interest over the terms of the leases.  See Note 12 in the notes to the consolidated financial statements for additional information.

(3)   See Note 12 in the notes to the consolidated financial statements for additional information.

(4)   Coal lease obligations include minimum royalties payable on leased coal rights.  Certain coal leases do not have set expiration dates but extend until completion of mining of all merchantable and mineable coal reserves.  For purposes of this table, we have generally assumed that minimum royalties on such leases will be paid for a period of ten years.

(5)   Purchase obligations include agreements to purchase coal that include fixed quantities or minimum amounts and a fixed price provision.  They do not include agreements to purchase coal with vendors that do not include quantities or minimum tonnages, or monthly purchase orders.

(6)   Liability estimates for workers’ compensation, black lung and pension obligations as well as projected payments of these liabilities were determined by actuarial studies.  Actual cash payments for workers’ compensation and black lung benefits may be higher than shown due to additional claims arising in future years.

(7)   Reclamation liabilities and projected timing of these expenditures were determined by our staff of engineers and operations personnel.  Actual cash payments for reclamation liabilities may be higher than shown due to additional reclamation liabilities arising in future years.

Off-Balance Sheet Arrangements

          In the normal course of business, we are a party to certain off-balance sheet arrangements, including guarantees, operating leases, indemnifications, and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds.  Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and, except for the operating leases, we do not expect any material impact on our cash flow, results of operations or financial condition from these off-balance sheet arrangements.

          We use surety bonds to secure reclamation, workers’ compensation and other miscellaneous obligations.  At June 30, 2004, we had $67.3 million of outstanding surety bonds with third parties.  These bonds were in place to secure obligations as follows: post-mining reclamation bonds of $25.0 million, workers’ compensation bonds of $40.7 million, wage payment, collection bonds, and other miscellaneous obligation bonds of $1.6 million.  Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable.  To the extent that surety bonds become unavailable, we would seek to secure obligations with letters of credit, cash deposits, or other suitable forms of collateral.

          We also use bank letters of credit to secure our obligations for workers’ compensation programs, various insurance contracts and other obligations.  At June 30, 2004, we had $23.0 million of letters of credit outstanding, including $7.8 million of letters of credit outstanding collateralized by $8.4 million of cash deposited in restricted, interest-bearing accounts pledged to issuing banks.

Other Accounting Developments

          Historical practice in extractive industries has been to classify leased mineral rights as tangible assets, which is consistent with the balance sheet classification of mining properties owned in fee.  We and others in extractive industries have historically taken the position that rights under such long-term mineral leases are the functional equivalent of fee ownership of the underlying coal because the lessee has the exclusive right to extract the coal during the term of the lease and because the lessee owns the extracted coal in fee.  FASB Statement No. 141, Business Combinations (“Statement No. 141”), provides leased mineral rights as an example of a contract-based intangible asset that should be considered for separate classification as the result of a business combination.  Due to the potential for inconsistencies in applying the provisions of Statement No. 141 (and FASB Statement No. 142, Goodwill and Other Intangible Assets) in the extractive industries as they relate to mineral interests controlled by other than fee ownership, the Emerging Issues Task Force (the “EITF”) of the Financial Accounting Standards Board discussed this issue in its March 18, 2004 meeting.  The EITF reached a consensus that mineral lease rights are tangible assets, and the FASB has issued a Staff Position that amends Statement Nos. 141 and 142 to reflect this consensus.  The approval of this FASB Staff Position has no impact on the way we currently classify leased mineral rights in our consolidated balance sheet.

Critical Accounting Estimates

Overview

          Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  Generally accepted accounting principles require estimates and judgments that affect reported amounts for assets, liabilities, revenues and expenses.  The estimates and judgments we make in connection with our consolidated financial statements are based on historical experience and various other factors we believe are reasonable under the circumstances.  Note 1 of the notes to the consolidated financial statements lists and describes our significant accounting policies.  The following critical accounting policies have a material affect on amounts reported in our consolidated financial statements.

Workers’ Compensation

          Our most significant long-term obligation is the obligation to provide workers’ compensation benefits.  We are liable under various state statutes for providing workers’ compensation benefits.  To fulfill these obligations, we have used self-insurance programs with varying excess insurance levels, and, since June 7, 2002, a high-deductible, fully insured program.  The high-deductible, fully insured program is comparable to a self-insured program where the excess insurance threshold equals the deductible level.

          We accrue for the present value of certain workers’ compensation obligations as calculated by an independent actuary based upon assumptions for work-related injury and illness rates, discount rates and future trends for medical care costs.  The discount rate is based on interest rates on bonds with maturities similar to the estimated future cash flows.  The discount rate used to calculate the present value of these future obligations was 5.5% and 6.75% at December 31, 2003 and December 31, 2002, respectively.  Significant changes to interest rates result in substantial volatility to our financial statements.  If we were to decrease our estimate of the discount rate from 5.5% to 4.5%, all other things being equal, the present value of our workers’ compensation obligation would increase by approximately $3.1 million.  A change in the law, through either legislation or judicial action, could cause these assumptions to change.  If the estimates do not materialize as anticipated, our actual costs and cash expenditures could differ materially from that currently estimated.  Our estimated workers’ compensation liability as of June 30, 2004 was $52.9 million.

Coal Miners’ Pneumoconiosis

          We are required under the Federal Mine Safety and Health Act of 1977, as amended, as well as various state statutes, to provide pneumoconiosis (black lung) benefits to eligible current and former employees and their dependents.  We provide these benefits through self-insurance programs and, for those claims incurred with last exposure after June 6, 2002, a high-deductible, fully insured program.

          An independent actuary has calculated the estimated pneumoconiosis liability based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and interest rates.  The discount rate is based on interest rates on bonds with maturities similar to the estimated future cash flows.  The discount rate used to calculate the present value of these future obligations was 5.5% and 6.75% at December 31, 2003 and December 31, 2002, respectively.  Significant changes to interest rates result in substantial volatility to our financial statements.  If we were to decrease our estimate of the discount rate from 5.5% to 4.5%, all other things being equal, the present value of our black lung obligation would increase by approximately $2.3 million.  A change in the law, through either legislation or judicial action, could cause these assumptions to change.  If these estimates prove inaccurate, the actual costs and cash expenditures could vary materially from the amount currently estimated.  Our estimated pneumoconiosis liability as of June 30, 2004 was $26.5 million.

Defined Benefit Pension

          The estimated cost and benefits of our non-contributory defined benefit pension plans are determined by independent actuaries, who, with our review and approval, use various actuarial assumptions, including discount rate, future rate of increase in compensation levels and expected long-term rate of return on pension plan assets.  In estimating the discount rate, we look to rates of return on high-quality, fixed-income investments.  At December 31, 2003, the discount rate used to determine the obligation was 6.0%, compared to the discount rate used at December 31, 2002 of 6.75%.  Significant changes to interest rates result in substantial volatility to our financial statements.  If we were to decrease our estimate of the discount rate from 6.0% to 5.0%, all other things being equal, the present value of our pension liability would increase by approximately $8.8 million.  The rate of increase in compensation levels is determined based upon our long-term plans for such increases.  The rate of increase in compensation levels used was 4% for the years ended December 31, 2003 and December 31, 2002, respectively.  The expected long-term rate of return on pension plan assets is based on long-term historical return information and future estimates of long-term investment returns for the target asset allocation of investments that comprise plan assets.  The expected long-term rate of return on plan assets used to determine expense in each period was 8.0% and 8.5% for the years ended December 31, 2003 and December 31, 2002, respectively.  Significant changes to these rates would introduce substantial volatility to our pension expense.

Reclamation and Mine Closure Obligation

          The SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of underground mining.  Our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering estimates related to these requirements.  We adopted Statement No. 143 effective January 1, 2003.  Prior to the adoption of Statement No. 143, we accrued for costs of reclamation at a rate per ton equivalent to the estimated end-of-mine life reclamation costs divided by the estimated tonnage to be mined.  Statement No. 143 requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows.  Our management and engineers periodically review the estimate of ultimate reclamation liability and the expected period in which reclamation work will be performed.  In estimating future cash flows, we considered the estimated current cost of reclamation and applied inflation rates and a third party profit, as necessary.  The third party profit is an estimate of the approximate markup that would be charged by contractors for work performed on our behalf.  The discount rate is based on interest rates of bonds with maturities similar to the estimated future cash flow.  The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly.  The actual costs could be different due to several reasons, including the possibility that our estimates could be incorrect, in which case our liabilities would differ.  If we perform the reclamation work using our personnel rather than hiring a third party, as assumed under Statement No. 143, then the costs should be lower.  If governmental regulations change, then the costs of reclamation will be impacted.  Statement No. 143 recognizes that the recorded liability will be different than the final cost of the reclamation and addresses the settlement of the liability.  When the obligation is settled, and there is a difference between the recorded liability and the amount of cash paid to settle the obligation, a gain or loss upon settlement is included in earnings.

Contingencies

          We are the subject of, or a party to, various suits and pending or threatened litigation involving governmental agencies or private interests.  We have accrued the probable and reasonably estimable costs for the resolution of these claims based upon management’s best estimate of potential results, assuming a combination of litigation and settlement strategies.  Unless otherwise noted, management does not believe that the outcome of timing of current legal or environmental matters will have a material impact on our financial condition, results of operations, or cash flows.  See “Business – Legal Proceedings” and the notes to the consolidated financial statements  for further discussion on our contingencies.

Income Taxes

          We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (“Statement No. 109”), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities.  Statement No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized.  In evaluating the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income.  We have also considered, but not relied upon, tax planning strategies in determining the deferred tax asset that will ultimately be realized.  If actual results differ from the assumptions made in the evaluation of the amount of our valuation allowance, we record a change in valuation allowance through income tax expense in the period such determination is made.

          At June 30, 2004, we had a valuation allowance of approximately $61.1 million applied against deferred tax assets attributable to federal and state NOLs and credit carryforwards that we believe will be eliminated in 2005 and are thus unavailable to us.  See “Chapter 11 Reorganization.”  The valuation allowance at December 31, 2003 was approximately $45.9 million applied against the net deferred tax assets.  The increase in valuation allowance was recorded as part of our fresh start entries.

Coal Reserves

          There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves.  Many of these uncertainties are beyond our control.  As a result, estimates of economically recoverable coal reserves are by their nature uncertain.  Information about our reserves consists of estimates based on engineering, economic and geological data assembled by our staff and analyzed by Marshall Miller & Associates, Inc.  A number of sources of information were used to determine accurate recoverable reserves estimates, including:

•	all currently available data;

•	our own operational experience and that of our consultants;

•	historical production from similar areas with similar conditions;

•	previously completed geological and reserve studies;

•	the assumed effects of regulations and taxes by governmental agencies; and

•	assumptions governing future prices and future operating costs.

Reserve estimates will change from time to time to reflect, among other factors:

•	mining activities;

•	new engineering and geological data;

•	acquisition or divestiture of reserve holdings; and

•	modification of mining plans or mining methods.

          Each of these factors may in fact vary considerably from the assumptions used in estimating reserves.  For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially.  Actual production, revenue and expenditures with respect to reserves will likely vary from estimates, and these variances could be material.  In particular, a variance in reserve estimates could have a material adverse impact on our annual expense for depreciation, depletion and amortization and our annual calculation for potential impairment.  For a further discussion of our coal reserves, see “Business – Reserves.”

Market Risk

          Our $75 million Term Credit Facility has a fixed interest rate and is not sensitive to changes in the general level of interest rates.  Our Senior Secured Credit Facility has floating interest rates based on LIBOR or the Base Rate as defined in the credit agreement.  As of June 30, 2004, we had $20 million outstanding under the term component of the Senior Secured Credit Facility.  We do not expect to use interest rate swaps to manage this risk.  A 100 basis point (1.0%) increase in the average interest rate for our floating rate borrowings would increase our annual interest expense by approximately $0.2 million.

          We manage our commodity price risk through the use of long-term coal supply agreements, which we define as contracts with a term of one year or more, rather than through the use of derivative instruments.  We believe that the percentage of our sales pursuant to long-term contracts was approximately 88% for the year ended December 31, 2003.

          All of our transactions are denominated in U.S. dollars, and, as a result, we do not have material exposure to currency exchange-rate risks.

          We are not engaged in any foreign currency exchange rate or commodity price-hedging transactions and we have no trading market risk.

BUSINESS

General

          We mine, process and sell bituminous, low sulfur, steam- and industrial-grade coal primarily to electric utility companies and industrial companies.  We began operations on August 1, 1988, with the acquisitions of the operations of several existing coal-mining operations.  Today, our mining operations are managed through five operating subsidiaries (mining complexes) located throughout eastern Kentucky.  We operate a total of 14 underground mines as “Company” mines using our own employees.  We have rights to another six mines, on land owned or leased by us, that are typically mined by independent contract mine operators – four of which are underground mines and two of which are surface mines.  We also operate seven preparation plants, five of which have integrated rail loadout facilities and two of which use a common loadout facility at a separate location.  In 2003, we produced approximately 9.3 million tons of coal and purchased another 780,000 tons for resale.  Of the 9.3 million tons produced, approximately 96% came from underground mines, and 4% from surface mines.  We estimate that, as of March 31, 2004, we controlled approximately 207 million tons of proven and probable coal reserves.

          The coal that we sell is obtained from three sources:  our Company-operated mines, mines that are operated by independent contract mine operators, and other third parties from whom we purchase coal for resale.  Contract mining and coal purchased from other third parties provide flexibility to increase or decrease production based on market conditions.  The table below reflects the amount and percentage of coal obtained from those sources in 2003:

	Tons (000)	Percentage of total coal obtained by the Company

Coal produced from Company-operated mines	8,130	80.7%

Coal obtained from mines operated by independent contractors	1,170	11.6%
Coal purchased from other third parties	780	7.7%

Total coal sold	10,080	100%

          We also supply coal to a third party synfuel plant and receive fees for the handling, shipping and marketing of the synfuel product.  Synfuel is a synthetic fuel product that is produced by chemically altering coal.  In 2003, 2% of our total operating revenues came from synfuel handling, shipping and marketing.

          Our principal executive offices are located at 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219, and our telephone number is (804) 780-3000.

Reserves

          Beginning in late 2003 and continuing into 2004, we increased our ongoing mineral development drilling and exploration program on our coal properties.  The purpose of the drilling and exploration program is to assist us with planning our mining activities and to better assess our coal reserves.  In April 2004, we asked Marshall Miller & Associates, Inc. (“MM&A”) to prepare a detailed study of our reserves as of March 31, 2004 based on all of our geologic information, including our updated drilling and mining data.  The coal reserve study conducted by MM&A was planned and performed to obtain reasonable assurance of our subject demonstrated reserves.  In connection with the study, MM&A prepared reserve maps and had certified professional geologists develop estimates based on data supplied by us and using standards accepted by government and industry.  MM&A completed their report in June 2004.

          After reviewing the maps and information we supplied, MM&A prepared an independent mapping and estimate of our demonstrated reserves using methodology outlined in U.S. Geological Survey Circular 891.  MM&A developed reserve estimation criteria to assure that the basic geologic characteristics of the reserves (e.g., minimum coal thickness and wash recovery, interval between deep mineable seams, mineable area tonnage for economic extraction, etc.) are in reasonable conformity with present and recent mine operation capabilities on our various properties.

          As a result of this study, we reduced our reserve estimate from 285 million tons to 207 million tons.  The change in our reserve estimate caused us to increase our expense for depreciation, depletion and amortization in 2003.  We expect to continue with our drilling program and to update our reserve study from time to time.  Any future negative changes in our reserves could have a material adverse impact on our depreciation, depletion and amortization expense.  A material adverse impact could also lead to a charge for impairment against the value of our coal property assets.

          As of March 31, 2004, we controlled approximately 207 million tons of proven and probable coal reserves, with an estimated weighted average quality of approximately 6.3% ash, 1.3% sulfur and 13,300 British thermal units per pound (“Btu/lb.”), all on an as-received basis at 5.5% moisture.  Reserves are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The vast majority of our coal reserves are concentrated in eastern Kentucky, with the remaining amount located in north central Tennessee.

          The reserve estimates have been prepared using industry-standard methodology to provide reasonable assurance that the reserves are recoverable, considering technical, economic and legal limitations.  Although MM&A has reviewed our reserves and found them to be reasonable (not withstanding unforeseen geological, market, labor or regulatory issues that may affect the operations), by assignment, MM&A has not performed an economic feasibility study for our reserves.  In accordance with standard industry practice, we have performed our own economic feasibility analysis for our assigned reserves.  It is not generally considered to be practical, however, nor is it standard industry practice, to perform a feasibility study for a company’s entire reserve portfolio.  In addition, MM&A did not independently verify our control of our properties, and has relied solely on property information supplied by us.  Reserve acreage, average seam thickness, average seam density and average mine and wash recovery percentages were verified by MM&A to prepare a reserve tonnage estimate for each reserve.

          The following table sets forth reserve information, as of March 31, 2004, at each of our mining complexes, based on the independent reserve study conducted by MM&A:

		Approximate Overall Reserve Quality (2)
Mining Complex	Proven & Probable Reserves (1) (millions of tons)	Ash Content (%)	Sulfur Content (%)	Heat Value (Btu/lb.)

Bell County	12.5	5.1	1.0	13,500

Bledsoe	59.1	7.8	1.2	13,000

Blue Diamond	66.2	4.7	1.1	13,700

Leeco	35.7	7.0	1.2	13,200

McCoy Elkhorn	33.8	5.7	1.6	13,300

Total/Average	207.3	6.3	1.3	13,300

(1)   Proven reserves have the highest degree of geologic assurance and are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.  Probable reserves have a moderate degree of geologic assurance and are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.  This reserve information reflects recoverable tonnage on an as-received basis with 5.5% moisture.

(2)   Ash and sulfur content is expressed as the percent by weight of those constituents in the coal sample compared to the total weight of the sample being tested.  Heat value is expressed as Btu per pound in the coal based on laboratory testing of coal samples.  The samples are typically obtained from exploratory core borings placed at strategic locations within the coal reserve area.  Approximately 82% of the reserve tons have representative samples (degree of representation varies from area to area) and 18% of the reserve tons have no site-specific samples (and are therefore not included in the overall quality estimate).  The samples are sent to accredited laboratories for testing under protocols established by the American Society of Testing and Materials (ASTM).  The estimated overall quality values are derived by a multiple step process, including: a) for each mine or reserve area, an arithmetic average quality (dry basis) was prepared to represent the coal tons within the area, based on samples from the area; b) the overall quality of reserves for each mine complex was determined by performing a tonnage-weighted average of the average quality of all mine and reserve areas within the division; and c) the resulting dry basis overall quality was converted to wet product basis to reflect its anticipated moisture content at the time of sale.  The actual quality of the shipped coal may vary from these estimates due to factors such as: a) the particle size of the coal fed to the plant; b) the specific gravity of the float media in use at the preparation plant; c) the type of plant circuit(s); d) the efficiency of the plant circuit(s); e) the moisture content of the final product; and f) customer requirements.

Mining Operations

All of our coal production is conducted through our operation of five mining complexes:

•	Bell County Coal Corporation;

•	Bledsoe Coal Corporation;

•	Blue Diamond Coal Corporation;

•	Leeco, Inc.; and

•	McCoy Elkhorn Coal Corporation.

We obtained rights to these mining complexes as follows:  McCoy Elkhorn and Bell County were the original operating companies that made up James River Coal Company when we were formed in 1988 through the purchase of General Energy Corp.  In 1992, we acquired the operations of Johns Creek Coal Company and the Bevins Branch Preparation Plant, both of which operations are now included within the McCoy Elkhorn complex.  The Leeco and Bledsoe operating companies were both acquired in our acquisition of Transco Coal Company in 1995.  The Blue Diamond operating company was purchased in 1998.  In 1999, we acquired Shamrock Coal Company, which added mines, reserves, a preparation plant and the Clover loadout facility to the Bledsoe complex.

          We generally do not own the land on which we conduct our mining operations; instead, approximately 99% of our coal reserves are controlled pursuant to leases from third party landowners.  These leases typically convey mining rights to the coal producer in exchange for a per ton or percentage of gross sales price royalty payment to the lessor.  The weighted-average royalties for coal reserves from our producing properties was approximately 7.25% of produced coal revenue for the year ended December 31, 2003.

          All of our operations are located on or near public highways and receive electrical power from commercially available sources.  Existing facilities and equipment are maintained in good working condition and are continuously updated through capital expenditure investments.

          The following summarizes information concerning each of our five mining complexes:

          Bell County.  The Bell County complex is located in Bell County in eastern Kentucky, and consists of one Company-operated underground mine and one contract surface mine.  We use room and pillar mining to mine the Buckeye Springs seam of coal, and our contract mine operators use the contour and auger method to mine multiple seams, including the Red Springs, the Hignite and the Stray seams.  Coal is processed at our preparation plant and loaded into railcars via an integrated four-hour unit train loadout that are serviced by both the CSX and Norfolk Southern railroads.  Shipments from this complex totaled approximately 1.3 million tons in 2003 and approximately 1.4 million tons in 2002.  Coal shipped from this complex in 2003 had average sulfur content of 1.25%, an average ash content of 8.99% and an average Btu content of 12,623, all on an as-received basis.  As of June 30, 2004, we employed 70 mining and support personnel at this complex.  Based on the report prepared by MM&A, we estimate this complex contains approximately 12.5 million tons of proven and probable reserves, which we believe will support nine years of operations at current levels of production.

          Bledsoe.  The Bledsoe complex is located in Leslie, Harlan and Letcher counties in eastern Kentucky, and consists of three Company-operated underground mines.  We use room and pillar mining to mine the Hazard #4  seam of coal at this complex.  Coal is processed at one of two preparation plants and loaded into railcars at a separate location via a four-hour unit train loadout on the CSX railroad.  Shipments from this complex totaled approximately 2.9 million tons in 2003 and approximately 4.2 million tons in 2002.  Coal shipped from this complex in 2003 had average sulfur content of 1.20%, an average ash content of 9.29% and an average Btu content of 12,611, all on an as-received basis.  As of June 30, 2004, we employed 302 mining and support personnel at this complex.  Based on the report prepared by MM&A, we estimate this complex contains approximately 59.1 million tons of proven and probable reserves, which we believe will support 20 years of operations at current levels of production.

          Blue Diamond.  The Blue Diamond complex is located in Leslie, Perry, Letcher and Harlan counties in eastern Kentucky, and consists of four Company-operated mines and two contract mines, all of which are underground mines.  We use room and pillar mining to mine the Hazard #4 and Alma seams of coal and our contract mine operators use the same method to mine the Leatherwood seam.  Coal is processed at our preparation plant, and loaded into railcars via an integrated four-hour unit train loadout on the CSX railroad.  Shipments from this complex totaled approximately 1.4 million tons in 2003 and approximately 3.2 million tons in 2002.  Coal shipped from this complex in 2003 had average sulfur content of 0.75%, an average ash content of 8.62% and an average Btu content of 12,788, all on an as-received basis.  As of June 30, 2004, we employed 193 mining and support personnel at this complex.  Based on the report prepared by MM&A, we estimate this complex contains approximately 66.2 million tons of proven and probable reserves, which we believe will support 25 years of operations at current levels of production.

          Leeco.  The Leeco complex is located in Knott and Perry counties in eastern Kentucky, and consists of one Company-operated underground mine and one contract surface mine.  Our Company mine uses room and pillar mining to mine the Amburgy seam of coal and the contract mine operator uses the contour and auger method to mine the Hazard #8 seam.  Coal is processed at our preparation plant and loaded into railcars via an integrated four-hour unit train loadout on the CSX railroad.  Shipments from this complex totaled approximately 1.4 million tons in 2003 and approximately 1.7 million tons in 2002.  Coal shipped from this complex in 2003 had average sulfur content of 0.81%, an average ash content of 9.09% and an average Btu content of 12,747, all on an as-received basis.  As of June 30, 2004, we employed 143 mining and support personnel at this complex.  Based on the report prepared by MM&A, we estimate this complex contains approximately 35.7 million tons of proven and probable reserves, which we believe will support 24 years of operations at current levels of production.

          McCoy Elkhorn.  The McCoy Elkhorn complex is located in Pike and Floyd counties in eastern Kentucky, and consists of five Company-operated mines and two mines typically mined by independent contract mining companies.  All of the mines at this complex are underground mines.  We use room and pillar mining to mine the Williamson, Elkhorn #2 and Elkhorn #3 seams of coal, and our contract mine operators use the same method to mine the Fireclay and Pond Creek seams.  Coal is processed at one of two preparation plants and loaded into railcars via integrated four-hour unit train loadouts on the CSX railroad.  Shipments from this complex totaled approximately 3.2 million tons in 2003 and approximately 3.5 million tons in 2002.  Coal shipped from this complex in 2003 had average sulfur content of 1.41%, an average ash content of 7.51% and an average Btu content of 12,850, all on an as-received basis.  As of June 30, 2004, we employed 270 mining and support personnel at this complex.  Based on the report prepared by MM&A, we estimate this complex contains approximately 33.8 million tons of proven and probable reserves, which we believe will support ten years of operations at current levels of production.

          Contract mining represented approximately 12% of our coal production in the year ended December 31, 2003.  Each mining complex monitors its contract mining operations and provides geological and engineering assistance to the contract mine operators.  The contract mine operators generally provide their own equipment and operate the mines using their employees.  They are generally responsible for all needed supplies, equipment repairs and maintenance.  We generally own the infrastructure associated with the mine, including beltlines, ventilation systems and electrical systems.  If the contract mine operator provides this infrastructure, the contract governing the relationship typically mandates a process for our valuation and purchase of those items if the contractor terminates the contract.  Independent contract mine operators are paid a fixed rate for each ton of saleable product.  We are primarily responsible for the reclamation activities involved with all contractor-operated mines.  Contractors that operate surface mines, however, typically are contractually obligated to perform, on our behalf, the reclamation activities associated with the mines they operate.  To enforce our contractual rights, we typically withhold a portion of the per ton amount otherwise due to the surface mine contractor until certain thresholds in the reclamation process, typically based on thresholds set by regulatory authorities, are met by the contractor.  Contractors that operate underground mines typically have no obligation to perform reclamation activities on the mines they operate.  Our relationships with contract mine operators typically can be cancelled by either party without penalty by giving between 30 and 60 days notice.

Mining Methods

          In our 14 Company-operated mines and the six mines operated by independent contractors, three different mining methods are used.  These methods are:

•	Room and pillar underground mining;

•	Contour and auger surface mining; and

•	Area mining (also known as mountaintop removal).

These three methods are described in more detail below.

          Room and Pillar.  We use the room and pillar mining method at all of our Company-operated mines.  The four underground mines operated by contractors also use this method.  In the underground room and pillar method of mining, continuous mining machines cut three to nine entries into the coal seam and connect them by driving crosscuts, leaving a series of rectangular pillars, or columns of coal, to help support the mine roof and control the flow of air.  Generally, openings are driven 20 feet wide and the pillars are 40 to 100 feet wide.  As mining advances, a grid-like pattern of entries and pillars is formed.  When mining advances to the end of a panel, or section of the mine, retreat mining may begin.  In retreat mining, as much coal as is feasible is mined from the pillars that were created in advancing the panel, allowing the roof to cave.  When retreat mining is completed to the mouth of the panel, the mined panel is abandoned.

          The coal face is cut with continuous mining machines and the coal is transported from the continuous mining machine to the mine conveyor belts using either a continuous haulage system or shuttle cars.  The mine conveyor system consists of a series of conveyor belts, which transport the coal from the active face areas to the surface.  Once on the surface, the coal is transported to the preparation plants where it is processed to remove any impurities.  The coal is then transported to the clean coal stockpiles or silos from which it is loaded for shipment to our customers.  Reserve recovery, a measure of the percentage of the total coal in place that is ultimately produced, using this method of mining typically ranges from less than 50% to more than 70%, depending on the shape of the reserve, the amount of low-cover areas, and the geological characteristics of the reserve body.

          Contour and Auger.  Our contract surface mine operators use the contour and auger method as well as area mining or mountaintop removal where appropriate.  Contour mining is used where removal of all the overburden overlying a coal seam is either uneconomical or impossible due to property control or other issues.  With contour mining, a contour cut is taken along the outcrop of the seam and the coal is removed from the exposed pit.  Augering can then take place where the seam is exposed in the highwall.  An auger machine, which resembles a large, horizontal drill, drills into the seam with an auger of from less than 20” in diameter to more than 40” in diameter, depending on seam thickness and other conditions.  The auger is drilled into the seam to an average depth of 150 feet.  The coal is transported to the surface through the auger and loaded into trucks using a loader.  The contour area is then reclaimed by returning overburden to the pit and restoring the mountainside to its approximate original contour.  Reserve recovery using this method of mining is typically approximately 35%.

          Area.  The area mining, or mountaintop removal, method is used where the seam is sufficiently close to the surface to allow removal of the overburden above an area of the coal seam.  The overburden is removed and either placed in a valley fill or returned to the top of the mountain after the coal is extracted.  With both area mining and mountaintop removal, coal can be removed across the entire breadth of the mountain.  Reserve recovery is typically approximately 80%.

Mine Characteristics

          Underground mines are characterized as either “drift” mines or “below drainage” mines.  Drift mines are mines that are developed into the coal seam at a point where the seam intersects the surface.  The area where the seam intersects the surface is commonly known as the “outcrop.”  Multiple entries are developed into the coal seam and are used as airways for mine ventilation, passageways for miners and supplies, and entries for conveyor belts that transport coal from the active production areas of the mine to the surface.

          In below drainage mines, the coal seam does not intersect the surface in the vicinity of the mining area.  Therefore, the coal seam must be accessed through excavated passageways from the surface.  These passageways typically consist of vertical shafts and angled slopes.  The shafts are constructed with diameters ranging from 12 to 24 feet and are used as airways for mine ventilation and passageways for miners and supplies via elevators.  The slopes, when used to house conveyor belts to transport the mined coal from the active production areas of the mine to the surface, are typically driven at an angle of less than 17 degrees from the horizontal.  In addition, the slopes provide passageways for miners and supplies, and airways for mine ventilation.

          All of our Company-operated mines are underground mines.  Of these 14 Company-operated mines currently in operation, 12 are drift mines, and the remaining two are below drainage mines.

Processing and Transportation

          Coal from each of our mine complexes is transported by conveyor belt or by truck to one of our seven preparation plants, all of which are in close proximity to our mining operations.  These preparation plants remove impurities from the run-of-mine coal (the raw coal that comes directly from the mine) and offer the flexibility to blend various coals and coal qualities to meet specific customer needs.  We regularly upgrade and maintain all of our preparation plants to achieve a high level of coal cleaning efficiency and maintain the necessary capacity.

          Substantially all of our coal is sold f.o.b. the railcar at the point of loading; transportation costs are normally borne by the purchaser.  In addition to our well-positioned unit train loadout facilities on the CSX Corporation railroad, our Bell County mining complex has dual service provided by the CSX and Norfolk Southern Corporation railroads in Bell County, Kentucky.

          Our mining complexes are supported by James River Coal Service Company, located in London, Kentucky, which provides engineering and permitting assistance, project management, land management and lease administration, coal quality control and quality reporting, accounting and purchasing support, and railroad transportation scheduling services.

Customers and Coal Contracts

          As is customary in the coal industry, we regularly enter into long-term contracts (which we define as contracts with terms of more than one year) with many of our customers.  These arrangements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices.  In 2003, we generated approximately 88% of our revenues from seven long-term contracts to sell coal to electric utilities.

          As of June 30, 2004, we had the following contractual commitments to ship coal at a fixed and known price:

Period	Volume Commitments (in millions of tons)	Percentage of Expected Shipments

July 1, 2004 – December 31, 2004	4.4	93%
Calendar Year 2005	6.0	59%
Calendar Year 2006	3.4	32%
Calendar Year 2007	1.6	15%

As of June 30, 2004, our long-term sales contracts had an average remaining term of approximately 2.1 years on a volume-weighted basis.

          Our long-term coal supply commitments are with a wide range of investment-grade electric utility companies.  Georgia Power (43%), South Carolina Public Service Authority (22%) and Jacksonville Electric Authority (9%) were our largest customers by revenues during the year ended December 31, 2003.  No other customer accounted for more than 10% of revenues.  Our Senior Secured Credit Facility contains a covenant that no single customer may represent more than 35% of our annual revenues.  We expect shipments to Georgia Power pursuant to our new contract that was entered into in March 2004 to constitute approximately 30% of our total annual tons shipped.  In addition, we expect our tons shipped of spot coal and industrial stoker coal to be sold at prices higher than the contract price for sales to Georgia Power, thereby potentially further reducing the percentage of total revenues represented by sales to Georgia Power.

          The terms of our contracts result from a bidding and negotiation process with our customers.  Consequently, the terms of these contracts often vary significantly in many respects.  Our long-term supply contracts typically contain one or more of the following pricing mechanisms:

•	Fixed price contracts;

•	Annually negotiated prices that reflect market conditions at the time; or

•	Base-price-plus-escalation methods that allow for periodic price adjustments based on fixed percentages or, in certain limited cases, pass-through of actual cost changes.

A limited number of our contracts have features of several contract types, such as provisions that allow for renegotiation of prices on a limited basis within a base-price-plus-escalation agreement.  Such re-opener provisions allow both the customer and us an opportunity to adjust prices to a level close to then current market conditions.  Each contract is negotiated separately, and the triggers for re-opener provisions differ from contract to contract.  Some of our existing contracts with re-opener provisions adjust the contract price to market price at the time the re-opener provision is triggered.  Re-opener provisions could result in early termination of a contract or in a reduction in the volume to be purchased if the parties were to fail to agree on price.

          Our long-term supply contracts also typically contain force majeure provisions allowing for the suspension of performance by the customer or us for the duration of specified events beyond the control of the affected party, including labor disputes.  Some contracts may terminate upon continuance of an event of force majeure for an extended period, which are generally three to six months.  Contracts also typically specify minimum and maximum quality specifications regarding the coal to be delivered.  Failure to meet these conditions could result in substantial price reductions or termination of the contract, at the election of the customer.  Although the volume to be delivered under a long-term contract is stipulated, we, or the buyer, may vary the timing of delivery within specified limits.

          The terms of our long-term coal supply contracts also vary significantly in other respects, including: coal quantity parameters, flexibility and adjustment mechanisms, permitted sources of supply, treatment of environmental constraints, options to extend, suspension, termination and assignment provisions, and provisions regarding the allocation between the parties of the cost of complying with future government regulations.

Properties

          We control approximately 236,000 acres of land, of which approximately 229,000 acres are leased and the remainder is owned.  In a mining context, control of a property is typically divided into three categories:

(1)	mineral rights, which allows the controlling party to remove the minerals on the property;

(2)	surface rights, which allows the controlling party to use and disturb the surface of the property; and

(3)	fee control, which includes both mineral and surface rights.

Our rights with respect to properties that we lease vary from lease to lease, but encompass mineral rights, surface rights, or both.  Our rights with respect to our owned properties are categorized as follows: fee ownership (200 acres), mineral rights ownership (800 acres) and surface rights ownership (6,000 acres).

          Our coal properties are located in the Big Sandy, Hazard and Upper Cumberland coal districts of the Central Appalachian coal basin in eastern Kentucky and north central Tennessee.  These three coal districts are located in the Appalachian Plateau structural and physiographic province.  We hold over 300 leases, the terms of which vary significantly, including in the following provisions:

•	length of term;

•	renewal requirements;

•	minimum royalties;

•	recoupment provisions;

•	tonnage royalty rates;

•	minimum tonnage royalty rates;

•	wheelage rates;

•	usage fees; and

•	other factors.

          Our leases typically provide for periodic royalty payments, subject to specified annual minimums.  The annual minimums are typically based on the forecasted tonnage of coal to be produced on the leased property over the term of the lease.  Payments made pursuant to these minimums for years in which periodic royalty payments do not meet the minimums are typically recoupable against future periodic production royalties paid within a fixed period of time.  We typically are responsible for the payment of property taxes due on the properties we have under lease.

          Our corporate headquarters are located in Richmond, Virginia and are occupied pursuant to a lease that expires in June 2005.

Competition

          The U.S. coal industry is highly competitive, with numerous producers in all coal producing regions.  We compete against various large producers and hundreds of small producers.  According to the U.S. Department of Energy, the largest producer produced approximately 13.7% (based on tonnage produced) of the total United States production in 2002, the latest year for which government statistics are available.  The U.S. Department of Energy also reported 1,426 active coal mines in the United States in 2002.  Demand for our coal by our principal customers is affected by:

•	the price of competing coal and alternative fuel supplies, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric power;

•	coal quality;

•	transportation costs from the mine to the customer; and

•	the reliability of supply.

          Continued demand for our coal and the prices that we obtain are affected by demand for electricity, environmental and government regulation, technological developments and the availability and price of competing coal and alternative fuel supplies.

Legal Proceedings

          We are parties to a number of legal proceedings incidental to our normal business activities, including a large number of workers’ compensation claims.  While we cannot predict the outcome of these proceedings, in our opinion, any liability arising from these matters individually and in the aggregate should not have a material adverse effect on our consolidated financial position, cash flows or results of operations.

Employees

          At June 30, 2004, we had 1,018 employees.  None of our employees are currently represented by collective bargaining agreements.  Relations with our employees are generally good.

GOVERNMENT REGULATION

The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant and wildlife protection;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

In addition, the utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal.  The possibility exists that new legislation or regulations may be adopted which would have a significant impact on our mining operations or our customers’ ability to use coal and may require us or our customers to change operations significantly or incur substantial costs.

          Numerous governmental permits and approvals are required for mining operations.  We are, or may be, required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment, the public and our employees’ health and safety.  All requirements imposed by such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.  Future legislation and administrative regulations may emphasize the protection of the environment and health and safety and, as a consequence, our activities may be more closely regulated.  Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in our equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

          While it is not possible to quantify the costs of compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant.  We estimate that we will make capital expenditures of approximately $150,000 per year for environmental control facilities in 2004 and 2005.  These costs are in addition to reclamation and mine closing costs.  Compliance with these laws has substantially increased the cost of coal mining, but is, in general, a cost common to all domestic coal producers.

Mine Health and Safety Laws

          Stringent health and safety standards were imposed by federal legislation when the federal Coal Mine Safety and Health Act of 1969 was adopted.  The Federal Mine Safety and Health Act of 1977, which significantly expanded the enforcement of safety and health standards of the Coal Mine Safety and Health Act of 1969, imposes safety and health standards on all mining operations.  Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters.  The federal Mine Safety and Health Administration monitors compliance with these federal laws and regulations and can impose penalties ranging from $60 to $60,000 per violation, as well as closure of the mine.  In addition, as part of the Coal Mine Safety and Health Act of 1969 and the Federal Mine Safety and Health Act of 1977, the Black Lung Benefits Act requires payments of benefits to disabled coal miners with black lung disease and to certain survivors of miners who die from black lung disease.

          The Kentucky Department of Mines and Minerals provides mine safety training and ensures compliance with state statutes and regulations related to coal mining.  The Kentucky Department of Mines and Minerals can assess penalties against anyone, including owners or part owners (defined as anyone owning one percent or more shares of publicly traded stock), whose intentional violations or order to violate mine safety laws place miners in imminent danger of serious injury or death.  The agency can impose a penalty of up to $10,000 per violation, as well as suspension or revocation of the mine license.  The combination of federal and state safety and health regulations in the coal mining industry is, perhaps, the most comprehensive system for protection of employee safety and health affecting any industry.  Most aspects of mine operations are subject to extensive regulation.  This regulation has a significant effect on our operating costs.  However, our competitors are subject to the same level of regulation.

Black Lung Legislation

          Under federal black lung benefits legislation, each coal mine operator is required to make payments of black lung benefits or contributions to:

•	current and former coal miners totally disabled from black lung disease;

•	certain survivors of a miner who dies from black lung disease or pneumoconiosis; and

•

a trust fund for the payment of benefits and medical expenses to any claimant whose last mine employment was before January 1, 1970, or where a miner’s last coal employment was on or after January 1, 1970 and no responsible coal mine operator has been identified for claims, or where the responsible coal mine operator has defaulted on the payment of such benefits.

          In addition to the federal legislation, we are also liable under various state statutes for black lung claims.  Our black lung benefit liabilities, including the current portions, totaled approximately $13.7 million at June 30, 2004.  These obligations were unfunded at June 30, 2004.

          In recent years, legislation on black lung reform has been introduced in, but not enacted by, Congress and the Kentucky legislature.  It is possible that legislation on black lung reform will be reintroduced for consideration by these legislative bodies.  If any of the proposals included in this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase.  Any such changes in black lung legislation, if approved, may adversely affect our business, financial condition and results of operations.

          The United States Department of Labor issued a final rule, effective January 19, 2001, amending the regulations implementing the federal black lung laws.  The amendments give greater weight to the opinion of the claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents.  The amendments also alter administrative procedures for the adjudication of claims, which, according to the Department of Labor, results in streamlined procedures that are less formal, less adversarial and easier for participants to understand.  These and other changes to the black lung regulations could significantly increase our exposure to black lung benefits liabilities.  Experience to date related to these changes is not sufficient to determine the impact of these changes.  The National Mining Association challenged the amendments but the courts, to date, with minor exception, affirmed the rules.  However, the decision left many contested issues open for interpretation.  Consequently, we anticipate increased litigation until the various federal District Courts have had an opportunity to rule on these issues.

Workers’ Compensation

          We are required to compensate employees for work-related injuries.  Our workers’ compensation liabilities, including the current portion, were $52.9 million at June 30, 2004.  These obligations are unfunded.  The amount we expensed in the year ended December 31, 2003, was $14.5 million, while the related cash payment for this liability was $8.7 million.  Both the federal government and the states in which we operate consider changes in workers’ compensation laws from time to time.  Such changes, if enacted, could adversely affect us.

Environmental Laws

We are subject to various federal environmental laws, including:

•	the Surface Mining Control and Reclamation Act of 1977;

•	the Clean Air Act;

•	the Clean Water Act;

•	the Toxic Substances Control Act;

•	the Comprehensive Environmental Response, Compensation and Liability Act; and

•	the Resource Conservation and Recovery Act.

          We are also subject to state laws of similar scope in each state in which we operate.

          These environmental laws require reporting, permitting and/or approval of many aspects of coal operations.  Both federal and state inspectors regularly visit mines and other facilities to ensure compliance.  We have ongoing compliance and permitting programs designed to ensure compliance with such environmental laws.

          Given the retroactive nature of certain environmental laws, we have incurred and may in the future incur liabilities in connection with properties and facilities currently or previously owned or operated as well as sites to which we or our subsidiaries sent waste materials.

Surface Mining Control and Reclamation Act

          The SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining.  The Act requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities.  Permits for all mining operations must be obtained from the Federal Office of Surface Mining Reclamation and Enforcement or, where state regulatory agencies have adopted federally approved state programs under the Act, the appropriate state regulatory authority.  Kentucky has achieved primary jurisdiction for enforcement of the Act through approved state programs.

          The SMCRA and similar state statutes, among other things, require that mined property be restored in accordance with specified standards and approved reclamation plans.  The mine operator must submit a bond or otherwise secure the performance of these reclamation obligations.  The earliest a reclamation bond can be released is five years after reclamation has been achieved.  All states impose on mine operators the responsibility for repairing or compensating for damage occurring on the surface as a result of mine subsidence, a possible consequence of underground mining.  In addition, the Abandoned Mine Reclamation Fund, which is part of the SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore unreclaimed mines closed before 1977.  The maximum tax is $0.35 per ton on surface-mined coal and $0.15 per ton on underground-mined coal.

          Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143 (“Statement No. 143”) to account for the costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves.  This statement requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset.  Asset retirement obligations primarily relate to the closure of mines and the reclamation of the land upon exhaustion of coal reserves.  At June 30, 2004 and December 31, 2003, we had accrued $15.1 million and $14.7 million, respectively, related to estimated mine reclamation costs.  The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rate.

          Our future operating results would be adversely affected if these accruals were determined to be insufficient.  These obligations are unfunded.  The amount that was expensed for the year ended December 31, 2003 was $1.1 million, while the related cash payment for such liability during the same period was $978,000.

          Under the SMCRA, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators can be imputed to other companies which are deemed, according to the regulations, to have “owned” or “controlled” the contract mine operator.  Sanctions against the “owner” or “controller” are quite severe and can include being blocked from receiving new permits and revocation of any permits that have been issued since the time of the violations or, in the case of civil penalties and reclamation fees, since the time such amounts became due.

Clean Air Act

          The federal Clean Air Act and similar state laws and regulations, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and/or emissions control requirements.  In addition, the Environmental Protection Agency (the “EPA”) has issued certain, and is considering further, regulations relating to fugitive dust and particulate matter emissions that could restrict our ability to develop new mines or require us to modify our operations.  In July 1997, the EPA adopted new, more stringent National Ambient Air Quality Standards for particulate matter, which may require some states to change existing implementation plans.  Because coal mining operations and plants burning coal emit particulate matter, our mining operations and utility customers are likely to be directly affected when the revisions to the National Ambient Air Quality Standards are implemented by the states.  Regulations may restrict our ability to develop new mines or could require us to modify our existing operations, and may have a material adverse effect on our financial condition and results of operations.

          The Clean Air Act also indirectly affects coal mining operations by extensively regulating the air emissions of coal-fired electric power generating plants.  Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned.  New environmental regulations governing emissions from coal-fired electric generating plants could reduce demand for coal as a fuel source and affect the volume of our sales.  For example, the federal Clean Air Act places limits on sulfur dioxide emissions from electric power plants.  In order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to low sulfur coal or other fuels.  The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines.  Switching to other fuels may require expensive modification of existing plants.

          Other new and proposed reductions in emissions of mercury, sulfur dioxides, nitrogen oxides, particulate matter or various greenhouse gases may require the installation of additional costly control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels.  For example, the EPA recently proposed separate regulations to establish mercury emission limits nationwide and to reduce the interstate transport of fine particulate matter and ozone through reductions in sulfur dioxides and nitrogen oxides throughout the eastern United States.  The EPA continues to require reduction of nitrogen oxide emissions in 22 eastern states and the District of Columbia and will require reduction of particulate matter emissions over the next several years for areas that do not meet air quality standards for fine particulates and for certain major sources contributing to those exceedances.  The EPA is also working on an implementation plan for the eight-hour ozone standard and this may require some customers to further reduce nitrogen oxide emissions, a precursor of ozone.  In addition, the EPA has issued draft regulations, and Congress and several states are now considering legislation, to further control air emissions of multiple pollutants from electric generating facilities and other large emitters.  These new and proposed reductions will make it more costly to operate coal-fired plants and could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.  To the extent that any new and proposed requirements affect our customers, this could adversely affect our operations and results.

          A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks may restrict the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.  These requirements could limit the demand for coal in some locations.

          The Clean Air Act also imposes standards on sources of hazardous air pollutants.  In December 2000, the EPA decided that mercury air emissions from power plants should be regulated.  On January 30, 2004, the EPA proposed “National Emissions Standards for Hazardous Air Pollutants; and in the Alternative, Proposed Standards of Performance for New and Existing Stationary Sources: Electric Utility Steam Generating Units.”  This proposed rule provided for public comment until March 30, 2004.  On March 17, 2004 the EPA issued a Supplemental Notice of Proposed Rulemaking, which supplemented the January 30, 2004 proposed rule by including a model cap and trade program and monitoring and reporting requirements.  The comment period for the January 30, 2004 proposed rule was extended to June 29, 2004.  Because of the large volume of comments and the sensitivity of the issue, it is unknown when the EPA will issue final rules.  These proposed rules, when finalized, will establish mercury emissions standards for both new and existing coal-fired power plants.  Depending on the emission control option used in the final rule, coal-fired power plants will be required to address mercury emissions by 2010, and perhaps earlier.  This will likely require significant new investment in controls by many power plant operators.  These standards and future standards could have the effect of decreasing demand for coal.

          The United States Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act.  These lawsuits could require the utilities to pay penalties, install pollution control equipment or undertake other emission reduction measures, which could adversely impact their demand for coal.

          Any reduction in coal’s share of the capacity for power generation could have a material adverse effect on our business, financial condition and results of operations.  The effect such regulations, or other requirements that may be imposed in the future, could have on the coal industry in general and on us in particular cannot be predicted with certainty.

          We believe we have obtained all necessary permits under the Clean Air Act.  The expiration dates of these permits range from August 2004 through February 2006.  We monitor permits required by operations regularly and take appropriate action to extend or obtain permits as needed.  Permitting costs with respect to the Clean Air Act are typically less than $25,000 per year.

Framework Convention On Global Climate Change

          The United States and more than 160 other nations are signatories to the 1992 United Nations Framework Convention on Climate Change which is intended to reduce or offset emissions of greenhouse gases such as carbon dioxide.  In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emissions targets for developed nations.  Although the specific emissions targets vary from country to country, the United States would be required to reduce emissions to 94% of 1990 levels over a five-year budget period from 2008 through 2012.  President Bush and the U.S. Senate officially have opposed the Kyoto Protocol and have proposed an alternative to reduce the intensity of United States emissions of greenhouses gases.  If the Kyoto Protocol or other comprehensive regulations focusing on greenhouse gas emissions are implemented by the United States, it could have the effect of restricting the use of coal.  Other efforts to reduce emissions of greenhouse gases and federal initiatives to encourage the use of coal bed methane gas also may affect the use of coal as an energy source.

Clean Water Act

          The federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharges into regulated effluent waters.  Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters.  We believe we have obtained all permits required under the Clean Water Act and corresponding state laws and are in substantial compliance with such permits.  However, new requirements under the Clean Water Act and corresponding state laws may cause us to incur significant additional costs that could adversely affect our operating results.

Comprehensive Environmental Response, Compensation and Liability Act (Superfund)

          The Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and similar state laws create liabilities for the investigation and remediation of releases of hazardous substances into the environment and for damages to natural resources.  Our current and former coal mining operations incur, and will continue to incur, expenditures associated with the investigation and remediation of facilities and environmental conditions, including underground storage tanks, solid and hazardous waste disposal and other matters under the Comprehensive Environmental Response, Compensation and Liability Act and similar state environmental laws.  We also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act and the Toxic Substances Control Act.

          The magnitude of the liability and the cost of complying with environmental laws cannot be predicted with certainty due to the lack of specific information available with respect to many sites, the potential for new or changed laws and regulations and for the development of new remediation technologies and the uncertainty regarding the timing of work with respect to particular sites.  As a result, we may incur material liabilities or costs related to environmental matters in the future and such environmental liabilities or costs could adversely affect our results and financial condition.  In addition, there can be no assurance that changes in laws or regulations would not affect the manner in which we are required to conduct our operations.

Resource Conservation and Recovery Act

          The RCRA and corresponding state laws and regulations affect coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous wastes.  Facilities at which hazardous wastes have been treated, stored or disposed of are subject to corrective action orders issued by the EPA, which could adversely affect our results and financial condition.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth the names, ages and positions of our executive officers, directors and certain significant employees as of the date of this Prospectus:

Name	Age	Position

Peter T. Socha	45	Chairman, President and Chief Executive Officer
Samuel M. Hopkins II	47	Vice President and Chief Accounting Officer
William R. Beasley	63	President of James River Coal Sales, Inc.
Richard L. Douthat	53	Vice President – Risk Management
Joseph G. Evans	46	President of Leeco, Inc.; President of Blue Diamond Coal Company
Charles G. Snavely	48	President of Bell County Coal Corporation; President of Bledsoe Coal Corporation
Randall K. Taylor	44	President of McCoy Elkhorn Coal Corporation
Jeffrey A. Wilson	52	President of James River Coal Service Company
Alan F. Crown	56	Director
Leonard J. Kujawa	72	Director
Paul H. Vining	50	Director
James F. Wilson	47	Director

          Biographical information relating to the executive officers, directors and significant employees is set forth below:

          Peter T. Socha.  Mr. Socha is our President and Chief Executive Officer.  He joined the Company in March 2003.  In May 2004, he was named Chairman of our Board of Directors.  From 1999 through June 2001, he served as a Senior Vice President of National Vision, Inc. (“NVI”), a retailer of optical products.  NVI filed for protection under Chapter 11 of the United States Bankruptcy Code on April 5, 2000 and emerged from bankruptcy on May 31, 2001.  Mr. Socha has served as a director of NVI since 1999 and as Chairman of the Board of Directors of NVI since May 2002.  From June 2001 until March 2003, he was an independent consultant to distressed businesses.  Mr. Socha has a B.S. in Mineral Engineering and a M.A. in Corporate Finance, both from the University of Alabama.

          Samuel M. Hopkins II.  Mr. Hopkins is our Vice President and Chief Accounting Officer.  He joined the Company in September 2003.  Mr. Hopkins served as Vice President, Treasurer and Controller from 1997 to 2001 and as Vice President and Controller from 2001 to June 2002 for Progress Fuels Corporation, a coal-mining, natural gas producer, rail reconditioning/manufacturing subsidiary of Progress Energy.  He served as an independent financial consultant from July 2002 through September 2003.  Mr. Hopkins holds a B.A. degree in Accounting from the University of Alabama and is a Certified Public Accountant.

          William R. Beasley.  Mr. Beasley, President of James River Coal Sales, Inc., has been employed by James River Coal Sales or its predecessor since 1965.  He began his career in coal sales with Randall Fuel Company, Inc. in 1965, and remained head of the sales organization of Interstate Coal Company during the period that it was owned by Transco Energy Company, the predecessor of James River.  He was appointed President of James River Coal Sales, Inc. in June 2000.  Mr. Beasley received his B.B.A. from Georgia State University in 1970.

          Richard L. Douthat.  Mr. Douthat is Vice President – Risk Management of James River Coal Company.  He joined the Company in May 2004.  From 1974 to May 2004, he worked for Alliance Coal, LLC and its predecessor companies.  From 1997 to 2004, Mr. Douthat served as Alliance’s General Manager – Disability Benefits.  Mr. Douthat holds a B.S. in Business Administration from the University of Tennessee.

          Joseph G. Evans.  Mr. Evans joined the Company in October 1998 as President of Leeco, Inc.  In March 2003, he was also named President of Blue Diamond Coal Company.  Prior to joining the Company, Mr. Evans was employed by subsidiary companies of Massey Energy, a coal mining company with operations in Central Appalachia.  Mr. Evans holds a B.S. and a M.S. in Mining Engineering from the University of Kentucky.

          Charles G. Snavely.  Mr. Snavely joined the Company in February 1995 as President of Bell County Coal Corporation.  He became President of Bledsoe Coal Corporation in February 2003.  Prior to joining the Company, Mr. Snavely held various positions with Martin County Coal Corporation, Sidney Coal Company and Rawl Sales & Processing.  Most recently, he was President of Martin County Coal Corporation from February 1994 to February 1995.  Mr. Snavely holds a B.S. degree in Mining Engineering from Virginia Polytechnic Institute.

          Randall K. Taylor.  Mr. Taylor, President of McCoy Elkhorn Coal Corporation, joined the Company in 1988 as Chief Engineer of Johns Creek Coal Company.  In 1992, he became Chief Engineer of McCoy Elkhorn, and in 1997, he became its Vice President.  He became President of McCoy Elkhorn in May 2001.  Mr. Taylor holds a B.S. in Mining Engineering from the University of Kentucky.

          Jeffrey A. Wilson.  Mr. Wilson joined the Company in 1999.  From 1999 through April 2003, he served as Vice President - Administration.  In April 2003, he was named President of James River Coal Service Company, our technical services subsidiary located in London, Kentucky.  From 1981 to 1999, Mr. Wilson worked for Massey Energy.  At the time that he left Massey in 1999, Mr. Wilson was Vice President.  Mr. Wilson holds a B.S. in Mining Engineering from West Virginia University and a B.S. and M.B.A. from Marshall University.

          Alan F. Crown.  Mr. Crown has been a Director since May 2004.   He has served since January 2004 as President and Chief Operating Officer of Transload America, LLC, a waste haulage company.  Mr. Crown was previously employed by CSX Transportation, a major eastern railroad, from 1966 until he retired in September 2003.  From 1999-2003, he served as Vice President-Central Region (1999-2000), Senior Vice President-Transportation (2000-2002), and Executive Vice President (2002-2003).  Mr. Crown attended the University of Baltimore.

          Leonard J. Kujawa.  Mr. Kujawa has been a Director since May 2004.  Mr. Kujawa previously served as a partner at Arthur Andersen & Co. from 1965 to 1995.  When he retired in 1995, he had worldwide management responsibility for services to audit clients in the utility, energy and telecommunications fields.  Over the past ten years, Mr. Kujawa has participated extensively in the restructuring and privatization of energy companies around the world.  Mr. Kujawa is a Senior Advisor to Cambridge Energy Research Associates, leading their program for Chief Financial Officers and Chief Risk Officers.  Mr. Kujawa currently serves on the Board of Directors of American Electric Power Company, Inc. (AEP) and Schweitzer-Mauduit International, Inc.  Mr. Kujawa has a B.B.A. (with distinction) and a M.B.A. from the University of Michigan.  Mr. Kujawa is a Certified Public Accountant, and has been designated by the Board of Directors as an audit committee financial expert.

          Paul H. Vining.  Mr. Vining has been a Director since May 2004.  Mr. Vining currently serves as President of Ellett Valley CC, Inc., a coal industry consulting company he formed in December 2002.  From 1995 to November 2002, Mr. Vining was employed by Peabody Energy, the largest coal mining company in the United States.  His positions at Peabody included Executive Vice President of Sales and Trading (1999-2002) and President of Peabody CoalTrade (1996-1999).    Mr. Vining has a B.S. in Chemistry from William & Mary, and a B.S. in Mineral Engineering and a M.S. in Extractive Metallurgy from Columbia University.

          James F. Wilson.  Mr. Wilson has been a Director since May 2004.  He has served since January 2001 as a General Partner of Carl Marks Management Company, L.P. (“CMMC”).  CMMC manages funds that invest in distressed securities.  From 1992 through December 2000, Mr. Wilson served as a Partner at Jacobson Partners, a firm specializing in private equity investing.  Mr. Wilson has a B.A. (cum laude) in Economics from Dartmouth College and a M.B.A. from the Harvard Graduate School of Business Administration.

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table sets forth information for the fiscal years ended December 31, 2003, 2002 and 2001 concerning compensation paid by us and our subsidiaries to our Chief Executive Officer and to each of our other most highly compensated executive officers as of December 31, 2003 who earned in excess of $100,000 in salary and bonus during 2003 (collectively, the “Named Executive Officers”).

		Annual Compensation(1)

		Salary	Bonus	All Other Compensation

Name and Principal Position	Year	($)	($)	($)

Peter T. Socha(2)	2003	312,559	-	-
President and Chief Executive Officer

Samuel M. Hopkins II(3)	2003	31,334	-
Vice President and Chief Accounting Officer

James B. Crawford(4)	2003	101,315	-	678,689
Former President and Chief Executive	2002	499,733	-	-
Officer	2001	558,090	-	-

William T. Sullivan	2003	146,227	45,000	180,836	(5)
Former Vice President	2002	135,942	67,500	85,666	(6)
	2001	136,126	-	85,666	(6)

Patricia R. Ward	2003	143,038	45,000	181,866	(5)
Former Vice President	2002	135,203	67,500	85,666	(6)
	2001	125,417	10,000	85,666	(6)

(1)	Excludes perquisites and other personal benefits aggregating less than $50,000 or 10% of the Named Executive Officer’s annual salary and bonus.
(2)	Mr. Socha joined the Company in March 2003.
(3)	Mr. Hopkins joined the Company in September 2003.
(4)

Mr. Crawford resigned from all positions with the Company in March 2003.  All Other Compensation represents the 2003 payments to Mr. Crawford in connection with his Settlement Agreement described below.

(5)	These amounts represent payments related to Ms. Ward and Mr. Sullivan leaving the Company in 2003.
(6)	These payments were bonus payments used to partially repay loans to purchase common stock.

Option Values as of December 31, 2003

          The Named Executive Officers did not hold any options as of December 31, 2003.

Retirement Benefits

          Our pension plan is a “defined benefit” plan.  The pension plan provides a monthly annuity to all regular, full-time employees when they retire.  An employee must have at least five years of service to be vested in the pension plan.  The normal retirement age under the plan is 65, but a full benefit is available to a retiree at age 62.  A retiree can begin receiving a benefit as early as age 55 (provided they have at least ten years of service at the time); however, a 3% reduction factor applies for each year a retiree receives a benefit prior to age 62.  Pension benefits are based on an employee’s final average monthly earnings, years of employment and retirement age.  “Final average monthly earnings” for this purpose means basic monthly earnings, excluding overtime, bonuses and commissions, based on the employee’s average salary for the three highest consecutive years of service during the employee’s last ten years of employment.  This amount is capped by the $200,000 annual limit imposed by the Internal Revenue Service.  The Internal Revenue Code limits the amount of annual benefits which may be payable from the pension trust.

          The following table illustrates the straight life annuity amounts payable under the pension plan to our employees retiring at age 65 in 2004.  Amounts shown are not subject to reduction for Social Security benefits.

Pension Plan Table

Final Average Salary	Years of Service

	15	20	25	30	35

$ 125,000	$21,010	$28,014	$35,017	$42,020	$49,024
$ 150,000	$25,698	$34,263	$42,829	$51,395	$59,961
$ 175,000	$30,385	$40,513	$50,642	$60,770	$70,899
$ 200,000*	$35,073	$46,764	$58,454	$70,145	$81,836

* There is a $200,000 cap on compensation under our pension plan; accordingly, each remuneration level greater than $200,000 provides the same level of benefits.

          The years of service credited for retirement benefits for the Named Executive Officers as of October 1, 2003, the last valuation date under the plan, are as follows:

Peter T. Socha	1	Samuel M. Hopkins II	0
James B. Crawford	21	William T. Sullivan	16
Patricia Ward	26

          For additional information concerning our pension plan, see “Risk Factors - We may be unable to adequately provide funding for our pension plan obligations based on our current estimates of those obligations.”

Employment Contracts, Termination of Employment, Severance and Change-in-Control Arrangements

          Settlement Agreement with Mr. Crawford.  On March 17, 2003, James B. Crawford resigned all positions with the Company.  In connection with Mr. Crawford’s resignation, the Company, Mr. Crawford and J.R. Coal Associates (a Virginia partnership in which Mr. Crawford was a partner) entered into a Settlement Agreement, pursuant to which Mr. Crawford received, among other things:

(i)

rights under two life insurance contracts, one of which represented the vested amount in Mr. Crawford’s account in our Supplemental Savings and Profit Sharing Plan of $535,021, and the other of which was a life insurance policy with a cash value of $143,668;

(ii)

the right to receive $1,383,002 in cash from us upon our consummation of a Chapter 11 plan of reorganization or the sale of all or substantially all of our assets (which amount was paid on May 6, 2004); and

(iii)	welfare benefit continuation until the payment under (ii) above was made.

In the event Mr. Crawford is engaged by us or any purchaser of us, or any successor to either, as Chairman, Chief Executive Officer, Chief Operations Officer or any similar position within the 12 months from the payment under (ii) above, Mr. Crawford is obligated to repay the amount received under (ii) above.  Additionally, pursuant to the settlement agreement:

(iv)	Mr. Crawford sold all of his equity interests in the Company to J.R. Coal Associates in exchange for the transfer by J.R. Coal Associates to the Company of certain life insurance policies;

(v)	each of the Company and Mr. Crawford released the other from certain claims; and

(vi)	Mr. Crawford agreed not to compete with us for a period that ended October 31, 2003.

          Employment Agreement with Mr. Socha.  The Company and Mr. Socha entered into an employment agreement effective May 6, 2004.  The agreement provides that Mr. Socha will serve as President and Chief Executive Officer of the Company for an initial three-year term of employment.  The term may be extended by mutual agreement of the parties in one-year increments, beginning on the first anniversary of the agreement.  The employment agreement provides for a base salary of $375,000 per year, subject to annual review, and that Mr. Socha will participate in our annual cash bonus program.  Pursuant to the 2004 Equity Incentive Plan described below, on May 7, 2004, Mr. Socha was granted 300,000 restricted shares of common stock, 206,250 shares of which will vest in five equal annual installments, beginning on the first anniversary of the date of the grant, and the remaining 93,750 shares of which will vest upon the achievement of designated corporate performance criteria.  The performance criteria include achieving EBITDDA results for 2004 and 2005, as contained in our disclosure statement accompanying the Plan of Reorganization, of approximately $126.3 million for the two year period (80% of vesting) and the successful development of the new mine at McCoy Elkhorn (20% of vesting).  The performance criteria will not be measured, and therefore no stock will vest, prior to the completion of the annual audit for the year ended December 31, 2005.  Mr. Socha also was granted options to acquire 150,000 shares of common stock for $10.80 per share.  The options will vest in five equal annual installments, beginning on the first anniversary of the date of grant.  Upon termination without good reason or a change in control (as those terms are defined in the agreement) all of the restricted shares and options will immediately vest and the options will become exercisable.  Following the recommendation of the secured creditors from the Chapter 11 reorganization process, the Board of Directors awarded Mr. Socha a one-time restructuring bonus of $800,000.  Mr. Socha requested, and the Board of Directors approved, a reduction in the bonus to $600,000.  We distributed the remaining bonus of $200,000 to other individuals in the organization not otherwise eligible for bankruptcy-related bonus payments, primarily operating level managers at the individual mine and preparation plant levels.

          In addition, Mr. Socha is entitled to participate in all other benefit plans to which our other senior executives are entitled, including medical, dental and other welfare plans.  The employment agreement further provides that if Mr. Socha’s employment is terminated without good reason, as defined in the employment agreement, before expiration, he will receive the greater of (i) his remaining salary due under the employment agreement or (ii) 12 months of salary.  The agreement also provides that as long as Mr. Socha is employed as President and Chief Executive Officer of the Company, he will serve as a member of our Board of Directors.

Indemnification Agreements

          We have entered into Indemnification Agreements with our directors and certain of our officers (the “Indemnified Parties”).  Under the terms of the Indemnification Agreements, we are required to indemnify the Indemnified Parties against certain liabilities arising out of their services for us.  The Indemnification Agreements require us to:

(i)	indemnify each Indemnified Party to the fullest extent permitted by law;

(ii)	provide coverage for each Indemnified Party under our directors and officers liability insurance policy; and

(iii)	to advance certain expenses incurred by an Indemnified Party.

The Indemnification Agreements provide limitations on the Indemnified Parties’ rights to indemnification in certain circumstances.  To the extent that indemnification provisions contained in the Indemnification Agreements purport to include indemnification for liabilities arising under the Securities Act of 1933, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable.

2004 Equity Incentive Plan

          Our Board of Directors adopted the 2004 Equity Incentive Plan (the “2004 Incentive Plan”) on May 7, 2004, and our shareholders approved the 2004 Incentive Plan on May 25, 2004.  The objectives of the 2004 Incentive Plan are to:

(i)

attract, motivate and retain employees, directors, consultants, advisors and other persons who perform services for us by providing compensation opportunities that are competitive with other companies;

(ii)	provide incentives to those individuals who contribute significantly to our long-term performance and growth and that of our affiliates; and

(iii)	align the long-term financial interests of employees and other individuals who are eligible to participate in the 2004 Incentive Plan with those of shareholders.

The following description of the material features of the 2004 Incentive Plan is a summary and is subject to the provisions of the 2004 Incentive Plan.  The 2004 Incentive Plan is filed as an exhibit to the registration statement of which this Prospectus is a part.

          General.  The 2004 Incentive Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”), and may be administered by such other committee consisting of two or more members as may be appointed by the Board to administer the 2004 Incentive Plan.  If any member of the Committee does not qualify as (i) a “Non-Employee Director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), a subcommittee of the Committee will be appointed to grant Awards to Named Executive Officers and to officers who are subject to Section 16 of the Securities Exchange Act of 1934, and each member of such subcommittee will satisfy the requirements of (i) and (ii) above.  References to the Committee in this summary shall include and, as appropriate, apply to any such subcommittee.  Subject to the requirement that shareholder approval be obtained for certain amendments, the 2004 Incentive Plan may be amended by the Committee in whole or in part, but no such action shall adversely affect any rights or obligations with respect to any awards previously granted under the 2004 Incentive Plan, unless the participants affected by such amendment provide their written consent.

          Under the 2004 Incentive Plan, participants may be granted stock options (qualified and nonqualified), stock appreciation rights (“SARs”), restricted stock, restricted stock units, and performance shares, provided that non-employee directors are not eligible for grants of qualified stock options or performance shares.  The total number of shares that may be awarded under the 2004 Incentive Plan is 1,650,000.  Not more than 1,000,000 of the shares reserved under the 2004 Incentive Plan may be granted in the form of incentive stock options.

          Shares awarded or subject to purchase under the 2004 Incentive Plan that are not delivered or purchased, or revert to us as a result of forfeiture or termination, expiration or cancellation of an award or that are used to exercise an award or for tax withholding, will be again available for issuance under the 2004 Incentive Plan.

          Eligibility.  The Committee will determine the individuals to whom awards will be granted, the number of shares subject to an award, and the other terms and conditions of an award.  To the extent provided by law, the Committee may delegate to one or more persons the authority to grant awards.  As applicable, when used in this description of the 2004 Incentive Plan, the Committee also refers to any such individual to whom the Committee has delegated some of its authority to grant awards.  The Committee may provide in the agreements relating to awards under the 2004 Incentive Plan for automatic accelerated vesting and other rights upon the occurrence of a change in control or upon the occurrence of other events as may be specified in such agreements.

          Stock Options.  The number of shares subject to a stock option, the type of stock option (i.e., incentive stock option (“ISO”) or nonqualified stock option (“NQSO”)), the exercise price of a stock option (which shall be not less than the fair market value of a share on the date of grant) and the period of exercise (including upon termination of employment) will be determined by the Committee and set forth in an option agreement; provided that no option will be exercisable more than ten years after the date of grant.

          Options granted under the 2004 Incentive Plan shall be exercisable at such times and be subject to restrictions and conditions as the Committee shall in each instance approve, including conditions related to the employment of or provision of services by a participant.  The Committee shall determine and set forth in the option agreement the extent to which options are exercisable after termination of employment.  The Committee may provide for deferral of option gains related to an exercise.  The option price upon exercise shall be paid to us in full, either (a) in cash, (b) cash equivalent approved by the Committee, (c) if approved by the Committee, by tendering (or attesting to the ownership of) previously acquired shares having an aggregate fair market value at the time of exercise equal to the total exercise option price, or (d) by a combination of (a), (b) and (c).  The Committee may also allow cashless exercises as permitted under the Federal Reserve Board’s Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the 2004 Incentive Plan’s purpose and applicable law.

          SARs.  SARs granted under the 2004 Incentive Plan entitle the grantee to receive an amount payable in shares and/or cash, as determined by the Committee, equal to the excess of the fair market value of a share on the day the SAR is exercised over the specified exercise price, which will not be less than the fair market value of a share on the grant date of the SAR.  The exercise period of a SAR may not exceed ten years.  SARs may be granted in tandem with a related stock option or independently.  If a SAR is granted in tandem with a stock option, the grantee may exercise the stock option or the SAR, but not both.  The Committee shall determine and set forth in the award agreement the extent to which SARs are exercisable after termination of employment.

          Restricted Stock/Restricted Stock Units.  Restricted stock awards may be current grants of restricted stock or deferred grants.  The terms of restricted stock awards, including the restriction period, any performance targets applicable to the award and the extent to which the grantee will have the right to receive unvested restricted stock following termination of employment or other events, will be determined by the Committee and be set forth in the agreement relating to such award.  Unless otherwise set forth in an agreement relating to a restricted stock award, the grantee of restricted stock shall have all of the rights of a shareholder of ours, including the right to vote the shares and the right to receive dividends, provided however that the Committee may require that any dividends on such shares of restricted stock be automatically deferred and reinvested in additional restricted stock or may require that dividends on such shares be paid to us to be held for the account of the grantee.

          A restricted stock unit is an unsecured promise to transfer an unrestricted share at a specified future date, such as a fixed number of years, retirement or other termination of employment (which date may be later than the vesting date of the award at which time the right to receive the share becomes nonforfeitable).  Restricted stock units represent the right to receive a specified number of shares at such times, and subject to such restriction period and other conditions, as the Committee determines.  A participant to whom restricted stock units are awarded has no rights as a shareholder with respect to the shares represented by the restricted stock units unless and until shares are actually delivered to the participant in settlement of the award.  However, restricted stock units may have dividend equivalent rights if provided for by the Committee.

          Performance Shares.  Performance shares are awards granted in terms of a stated potential maximum number of shares, with the actual number and value earned to be determined by reference to the satisfaction of performance targets established by the Committee.  Such awards may be granted subject to any restrictions, in addition to performance conditions, deemed appropriate by the Committee.  Except as otherwise provided in an agreement relating to performance shares, a grantee shall be entitled to receive any dividends declared with respect to shares earned that have not yet been distributed to the grantee and shall be entitled to exercise full voting rights with respect to such shares.

          Performance Measures.  If awards granted or issued under the 2004 Incentive Plan are intended to qualify under the performance-based compensation provisions of Section 162(m) of the Code, the performance measure(s) to be used for purposes of such awards shall be chosen by the Committee from among the following: earnings, earnings per share, consolidated pre-tax earnings, net earnings, operating income, EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation and amortization), gross margin, revenues, revenue growth, market value added, economic value added, return on equity, return on investment, return on assets, return on net assets, return on capital employed, return on incremental equity, total shareholder return, profit, economic profit, capitalized economic profit, after-tax profit, pre-tax profit, cash flow measures, cash flow return, sales, sales volume, revenue per employee, stock price, cost goals, budget goals, growth expansion goals, or goals related to acquisitions or divestitures.

          The Committee can establish other performance measures for awards granted to participants.

          Adjustment of Shares.  The share limitation of 1,650,000 shares and the terms of outstanding awards shall be adjusted, as the Committee deems appropriate, in the event of a stock dividend, stock split, combination, reclassification, recapitalization or other similar event.

          Nontransferability.  Any options, SARs or performance shares granted under the 2004 Incentive Plan are nontransferable except by will or by the laws of descent and distribution.  Shares of Restricted Stock and Restricted Stock Units are nontransferable during the restriction period.  Unless otherwise provided in the specific award agreement, during the lifetime of a participant, options or SARs may only be exercised by such participant.  Notwithstanding the foregoing, to the extent allowed in the specific award agreement, a participant may transfer an option or SAR (other than an ISO or its corresponding SAR) with respect to all or part of the shares of common stock subject to such option or SAR to the participant’s spouse, children or grandchildren, to a trust for the benefit of such family members or to a partnership in which such family members are the only partners.

          Assumption of Awards.  The 2004 Incentive Plan provides that its terms shall be binding on any of our successors and assigns (whether by purchase, merger, consolidation or otherwise).

          Termination and Amendment.  No option, SAR or stock award may be granted and no performance shares may be awarded under the 2004 Incentive Plan after May 25, 2014.  The Board of Directors may amend or terminate the 2004 Incentive Plan at any time, but certain amendments will not become effective without shareholder approval.

Initial Awards. We granted or authorized the following initial awards under the 2004 Incentive Plan:

•

Each non-employee director received a grant of options to purchase 10,000 shares of common stock at a strike price of $15.00 per share and a grant of 1,000 restricted shares of common stock.  These grants will vest in three equal annual installments, beginning on the first anniversary of the date of grant.  Upon a change in control (as defined in the 2004 Incentive Plan) all of the restricted shares and options will immediately vest and the options will become immediately exercisable.

•

Peter T. Socha received a grant of 300,000 restricted shares of common stock, 206,250 shares of which will vest automatically in five equal annual installments, beginning on the first anniversary of the date of the grant, and the remaining 93,750 shares of which will vest upon the achievement of designated performance criteria.  The performance criteria include achieving EBITDDA results for 2004 and 2005, as contained in our disclosure statement accompanying the Plan of Reorganization, of approximately $126.3 million for the two year period (80% of vesting) and the successful development of the new mine at McCoy Elkhorn (20% of vesting).  The performance criteria will not be measured, and therefore no stock will vest, prior to the completion of the annual audit for the year ended December 31, 2005.  Upon a change in control (as defined in the employment agreement between the Company and Mr. Socha) all of the restricted shares will immediately vest.

•

Other members of our operating and senior management have received or will receive, in the aggregate, grants of 980,000 restricted shares of common stock and options for common stock, of which, 673,750 shares and options will vest automatically in five equal annual installments, beginning on the first anniversary of the date of the grant, and the remaining 306,250 shares and options of which will vest upon the achievement of designated performance criteria.  The performance criteria include achieving EBITDDA results for 2004 and 2005, as contained in our disclosure statement accompanying the Plan of Reorganization, of approximately $126.3 million for the two year period (80% of vesting) and the successful development of the new mine at McCoy Elkhorn (20% of vesting).  The performance criteria will not be measured, and therefore no stock or options will vest, prior to the completion of the annual audit for the year ended December 31, 2005.

          Miscellaneous Provisions.  The 2004 Incentive Plan prohibits us from decreasing the option price of any outstanding option, other than in connection with a change in corporate capitalization, without first receiving shareholder approval of such repricing.

Federal Income Tax Consequences

          The following is a brief summary of the current U.S. federal income tax consequences of awards made under the 2004 Incentive Plan.  This summary is general in nature and is not intended to cover all tax consequences that may apply to participants and us.  Further, the provisions of the Code and the regulation and rulings thereunder relating to these matters may change.

          Stock Options.  A participant will not recognize any income upon the grant or purchase of a stock option.  A participant will recognize income taxable as ordinary income (and subject to income tax withholding for Company employees) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over the sum of the exercise price and the amount, if any, paid for the option on an after-tax basis, and we will be entitled to a corresponding deduction.  A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option provided that the incentive stock option is exercised either while the participant is our employee or within 3 months (one year if the participant is disabled within the meaning of Section 22(c)(3) of the Code) following the participant’s termination of employment.  If shares acquired by such exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction.  If, however, such shares are disposed of within the above-described period, then in the year of such disposition the participant will recognize income taxable as ordinary income equal to the excess of (i) the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over (ii) the exercise price, and we will be entitled to a corresponding deduction.

          SARs.  A participant will not recognize any income upon the grant of a SAR.  A participant will recognize income taxable as ordinary income (and, subject to income tax withholding for Company employees) upon exercise of a SAR equal to the fair market value of any shares delivered and the amount of cash paid by us upon such exercise, and we will be entitled to a corresponding deduction.

          Restricted Stock Awards.  A participant will not recognize taxable income at the time of the grant of a restricted stock award, and we will not be entitled to a tax deduction at such time, unless the participant makes an election under a special Code provision to be taxed at the time such restricted stock award is granted.  If such election is not made, the participant will recognize taxable income at the time the restrictions on such restricted stock award lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares.  The amount of ordinary income recognized by a participant making the above-described special election or upon the lapse of the restrictions is deductible by us, as compensation expense, except to the extent the limit of Section 162(m) applies.  In addition, a participant receiving dividends with respect to shares subject to a restricted stock award for which the above-described election has not been made and prior to the time the restrictions lapse will recognize taxable compensation (subject to income tax withholding for Company employees), rather than dividend income, in an amount equal to the dividends paid and we will be entitled to a corresponding deduction.

          Restricted Stock Units.  A participant will not recognize taxable income at the time of the grant of a restricted stock unit and we will not be entitled to a tax deduction at such time. When the participant receives shares pursuant to a restricted stock unit, the federal income tax consequences applicable to restricted stock awards, described above, will apply.

          Performance Share Awards.  A participant will not recognize taxable income upon the grant of a performance share award, and we will not be entitled to a tax deduction at such time.  Upon the settlement of a performance share award, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding for Company employees) in an amount equal to the cash paid and the fair market value of the shares delivered to the participant, and we will be entitled to a corresponding deduction.

          Compliance with Section 162(m).  Section 162(m) of the Code denies an income tax deduction to an employer for certain compensation in excess of $1 million per year paid by a publicly traded corporation to the Chief Executive Officer or any of the four most highly compensated executive officers other than the Chief Executive Officer.  Compensation realized with respect to stock options awarded under the 2004 Incentive Plan, including upon exercise of a non-qualified stock option or upon a disqualifying disposition of an incentive stock option, as described above, will be excluded from this deductibility limit if it satisfies certain requirements, including a requirement that the 2004 Incentive Plan be approved by our current shareholders.  In addition, other types of awards under the 2004 Incentive Plan may be excluded from this deduction limit if they are conditioned on the achievement of one or more of the performance measures described above, as required by Section 162(m).  To satisfy the requirements that apply to “performance-based” compensation, those performance measures must be approved by our current shareholders, and approval of the 2004 Incentive Plan will also constitute approval of those measures.

Board of Directors

          Our Board of Directors is comprised of five directors, divided into three classes.  Alan F. Crown is the sole Class I director, with a term expiring at the annual meeting of shareholders to be held in 2005, Paul H. Vining and James F. Wilson are Class II directors, with terms expiring at the annual meeting of shareholders to be held in 2006, and Leonard J. Kujawa and Peter T. Socha are Class III directors, with terms expiring at the annual meeting of shareholders to be held in 2007.  Once elected, our directors serve until the expiration of their respective term or until their successors are elected and qualified.  The current members of our Board of Directors were selected in accordance with the terms of our Plan of Reorganization.  The Board of Directors appoints our executive officers who serve at the Board of Directors’ discretion.

Board Committees

          Our Board of Directors has an audit committee, a compensation committee and a corporate governance committee.

          Audit Committee.  The audit committee recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements, and consults with and reviews the services provided by our internal and independent auditors.  The audit committee currently consists of Alan F. Crown, Leonard J. Kujawa (committee chair) and Paul H. Vining.

          Compensation Committee.  The compensation committee reviews and recommends to the Board of Directors the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees.  The compensation committee currently consists of Alan F. Crown, Paul H. Vining (committee chair) and James F. Wilson.

          Governance Committee.  The governance committee assists the Board of Directors by identifying individuals qualified to become members of our Board of Directors consistent with criteria set by our Board of Directors and by developing our corporate governance principles.  The governance committee currently consists of Alan F. Crown (committee chair), Leonard J. Kujawa, Paul H. Vining and James F. Wilson.

Compensation of Directors

          Directors who are employees of the Company or any of its subsidiaries are not compensated for service on the Board of Directors or on any of its committees.  Directors who are not employees of the Company or any of its subsidiaries receive an annual Board of Directors membership fee of $35,000, which is paid in four equal quarterly installments.  The chairperson of our audit committee will receive additional annual compensation of $10,000, also paid in four equal quarterly installments.  We do not pay separate meeting fees.

          All directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and committees.

          Directors also are eligible to receive and have received equity awards under our 2004 Equity Incentive Plan.  See “Executive Compensation—2004 Equity Incentive Plan.”  On May 7, 2004, subject to obtaining shareholder approval of the 2004 Equity Incentive Plan, which we secured on May 25, 2004, we granted 1,000 restricted shares of our common stock and options to acquire 10,000 shares of our common stock for $15.00 per share to each of our non-employee directors.  The restricted shares and options all vest in three equal annual installments, beginning on the first anniversary of the date of grant.  Upon a change of control of the Company, all of the restricted shares and options will immediately vest and the options will become exercisable.

Compensation Committee Interlocks and Insider Participation

          Our compensation committee was formed on May 7, 2004, and currently consists of Alan F. Crown, Paul H. Vining (committee chair) and James F. Wilson.  None of these committee members is employed by us.  None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers who serve on our compensation committee.  No interlocking relationship exists between our compensation committee and the compensation committee of any other company, nor has any interlocking relationship existed in the past.

          In February 2004, we sold 10,000 tons of coal to Ellett Valley CC, Inc., the coal industry consulting company that is 100% owned and controlled by Mr. Vining, a Company director.  The total price of the coal was $500,000, which was consistent with then-prevailing market rates for comparable coal.  Ellett Valley CC, Inc., acting as a broker, then resold the coal.  This transaction took place before Mr. Vining was considered for service as a director of the Company.

SELLING SHAREHOLDERS

          The following table sets forth the names of the selling shareholders, the number of shares beneficially owned by each selling shareholder as of May 6, 2004, the effective date of the Plan of Reorganization, and the percentage of our total outstanding common stock represented by such shares.  All of the shares beneficially owned by each selling shareholder may be offered for sale pursuant to this Prospectus.  There is no assurance, however, that any of the selling shareholders will sell any or all of such shares.  An aggregate of 8,462,722 shares of common stock are covered for possible sale by the selling shareholders using this Prospectus.  These shares were issued to the selling shareholders pursuant to the Plan of Reorganization.  We will not receive any proceeds from any sale of the shares.  Except as set forth below the table, no selling shareholder has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

Beneficial Ownership as of May 6, 2004

	Total Number of Shares Beneficially Owned	Percentage Owned Before the Offering(1)

Carl Marks Group(2)	2,751,652	19.94
The Prudential Insurance Company of America	1,350,576	9.79
Merrill Lynch PCG, Inc.	1,245,670	9.03
Harbert Distressed Investment Master Fund, Ltd.	1,015,296	7.36
Anchorage Capital Master Offshore, Ltd.	906,064	6.57
Loews Corporation	750,984	5.44
PW Willow Fund LLC	750,956	5.44
Morgan Stanley & Co.	442,480	3.21

(1)	Each selling shareholder’s percentage was calculated by dividing the total number of shares outstanding as of May 6, 2004 (13,799,994) by the selling shareholder’s number of beneficially owned shares.
(2)	The Carl Marks Group consists of Carl Marks Strategic Investments, L.P. (2,600,898 shares) and Carl Marks Strategic Investments III, L.P. (150,754 shares).

          Before our emergence from bankruptcy, each of the selling shareholders was a secured creditor in our bankruptcy proceedings, as a holder of a portion of our pre-petition secured debt.  Pursuant to the Plan of Reorganization, the selling shareholders’ pre-petition secured claims were converted into new secured notes (governed by the Term Credit Facility) and common stock.  See “Chapter 11 Reorganization.”  Accordingly, the selling shareholders may continue to have a secured lending relationship with us.

          Additionally, James F. Wilson, a member of our Board of Directors, is one of three individual general partners of Carl Marks Management Company, L.P., a Delaware limited partnership and registered investment advisor, which is the sole general partner of (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership and private investment partnership, and (ii) Carl Marks Strategic Investments III, L.P., a Delaware limited partnership and private investment partnership, each of which is a selling shareholder.

          The selling shareholders may offer and sell all or a portion of the shares from time to time, but are under no obligation to offer or sell any of the shares.  Because the selling shareholders may sell all, none, or any part of the shares from time to time, no estimate can be given as to the number of shares that will be beneficially owned by the selling shareholders upon termination of any offering by them, or as to the percentage of our total outstanding common stock that the selling shareholders will beneficially own after termination of any offering.

          This Prospectus also covers possible sales by certain persons who may become the record or beneficial owners of some of the shares as a result of certain types of private transactions, including but not limited to, gifts, private sales, distributions and transfers pursuant to a foreclosure or similar proceeding by a lender or other creditor to whom shares may be pledged as collateral to secure an obligation of a named selling shareholder.  Each such potential transferee of a named selling shareholder is hereby deemed to be a selling shareholder for purposes of selling shares using this Prospectus.  To the extent required by applicable law, information (including the name and number of shares owned and proposed to be sold) about such transferees, if there shall be any, will be set forth in an appropriate supplement to this Prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth, as of May 6, 2004, the effective date of the Plan of Reorganization, information with respect to (a) all shareholders known to be “beneficial owners” (as that term is defined in the rules of the Securities and Exchange Commission) of more than five percent of the common stock; and (b) the common stock “beneficially owned” (i) by each director or nominee for director, (ii) by the executive officers named in the Summary Compensation Table and (iii) by all our executive officers and directors as a group.  Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the common stock owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Carl Marks Group(2)	2,751,652	19.94
The Prudential Insurance Company of America(3)	1,350,576	9.79
Merrill Lynch PCG, Inc.(4)	1,245,670	9.03
Harbert Distressed Investment Master Fund, Ltd.(5)	1,015,296	7.36
Anchorage Capital Master Offshore, Ltd.(6)	906,064	6.57
Loews Corporation(7)	750,984	5.44
PW Willow Fund LLC(8)	750,956	5.44
Peter T. Socha(9)	0	*
Alan F. Crown(10)	0	*
Leonard J. Kujawa(11)	0	*
Paul H. Vining(12)	0	*
James F. Wilson(13)	2,751,652	19.94
Samuel M. Hopkins II(14)	0	*
James B. Crawford(15)	0	*
William T. Sullivan(16)	0	*
Patricia R. Ward(17)	0	*
All Executive Officers and Directors as a Group (nine persons)	2,751,652	19.94

*	Less than one percent
(1)

The Percent of Class column represents the percentage that the named person or group would beneficially own if such person or group, and only such person or group, exercised all currently exercisable options and rights to acquire shares of common stock held by such person or group.

(2)

The Carl Marks Group consists of Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P.  The business address of the Carl Marks Group is 900 Third Avenue, 33rd Floor, New York, New York 10022.

(3)	The business address of The Prudential Insurance Company of America is Four Gateway Center, 100 Mulberry Street, 7th Floor, Newark, New Jersey 07102.
(4)	The business address of Merrill Lynch PCG, Inc. is 4 World Financial Center, New York, New York 10080.
(5)	The business address of Harbert Distressed Investment Master Fund, Ltd. is 555 Madison Avenue, 16th Floor, New York, New York 10022.
(6)	The business address of Anchorage Capital Master Offshore, Ltd. is 650 Madison Avenue, 26th Floor, New York, New York 10022.
(7)	The business address of Loews Corporation is 667 Madison Avenue, New York New York 10021.
(8)	The business address of PW Willow Fund LLC is 700 Palisade Avenue, Englewood Cliffs, New Jersey 07632.
(9)	Mr. Socha’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.
(10)	Mr. Crown’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(11)	Mr. Kujawa’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.
(12)	Mr. Vining’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.
(13)

Mr. Wilson’s business address is 900 Third Avenue, 33rd Floor, New York, New York 10022.  Mr. Wilson is one of three individual general partners of Carl Marks Management Company, L.P., a Delaware limited partnership and registered investment advisor, which is the sole general partner of (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership and private investment partnership, and (ii) Carl Marks Strategic Investments III, L.P., a Delaware limited partnership and private investment partnership.  The shares of common stock which are owned by Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. may be deemed to be beneficially owned indirectly, on a shared basis, by Mr. Wilson and the other individual general partners of Carl Marks Management Company, L.P., who share the power to direct the vote or dispose of such securities.

(14)	Mr. Hopkins’ business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.
(15)	Mr. Crawford’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.
(16)	Mr. Sullivan’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.
(17)	Ms. Ward’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

RELATED PARTY TRANSACTIONS

          Settlement Agreement with Mr. Crawford.  On March 17, 2003, James B. Crawford resigned all positions with the Company.  In connection with Mr. Crawford’s resignation, the Company, Mr. Crawford and J.R. Coal Associates (a Virginia partnership in which Mr. Crawford was a partner) entered into a Settlement Agreement, pursuant to which Mr. Crawford received, among other things:

(i)

rights under two life insurance contracts, one of which represented the vested amount in Mr. Crawford’s account in our Supplemental Savings and Profit Sharing Plan of $535,021, and the other of which was a life insurance policy with a cash value of $143,668;

(ii)

the right to receive $1,383,002 in cash from us upon our consummation of a Chapter 11 plan of reorganization or the sale of all or substantially all of our assets (which amount was paid on May 6, 2004); and

(iii)	welfare benefit continuation until the payment under (ii) above was made.

In the event Mr. Crawford is engaged by us or any purchaser of us, or any successor to either, as Chairman, Chief Executive Officer, Chief Operations Officer or any similar position within the 12 months from the payment under (ii) above, Mr. Crawford is obligated to repay the amount received under (ii) above.  Additionally, pursuant to the settlement agreement:

(iv)	Mr. Crawford sold all of his equity interests in the Company to J.R. Coal Associates in exchange for the transfer by J.R. Coal Associates to the Company of certain life insurance policies;

(v)	each of the Company and Mr. Crawford released the other from certain claims; and

(vi)	Mr. Crawford agreed not to compete with us for a period that ended October 31, 2003.

          Coal Transaction with Mr. Vining.  In February 2004, we sold 10,000 tons of coal to Ellett Valley CC, Inc., the coal industry consulting company that is 100% owned and controlled by Mr. Vining, a Company director.  The total price of the coal was $500,000, which was consistent with then-prevailing market rates for comparable coal.  Ellett Valley CC, Inc., acting as a broker, then resold the coal.  This transaction took place before Mr. Vining was considered for service as a director of the Company.

SECURITIES LAW CONSIDERATIONS

Issuance of Securities

          Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act and state law if certain requirements are met.  Under Section 1145, the issuance of securities pursuant to our Plan of Reorganization is exempt from registration if three principal requirements are satisfied:

(1)	the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor;

(2)

the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and

(3)	the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor or such affiliate or “principally” in such exchange and “partly” for cash or property.

We believe that the issuance of the shares of our common stock pursuant to our Plan of Reorganization satisfied the requirements of Section 1145 of the Bankruptcy Code and, therefore, such shares are exempt from registration under the Securities Act and state securities laws.

Subsequent Transfers of Securities

          Resales and subsequent transactions in our common stock issued pursuant to our Plan of Reorganization are exempt from registration under federal and state securities laws, unless the holder is an “underwriter” with respect to such securities.  Section 1145(b) of the Bankruptcy Code defines four types of “underwriters”:

(1)

persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

(2)	persons who offer to sell securities offered under a plan for the holders of such securities;

(3)	persons who offer to buy such securities from the holders of such securities, if the offer to buy is: (A) with a view to distributing such securities; or (B) made under a distribution agreement; and

(4)	a person who is an “issuer” with respect to the securities, as the term “issuer” is defined in Section 2(11) of the Securities Act

          Under Section 2(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.

          To the extent that persons deemed to be “underwriters” receive securities pursuant to our Plan of Reorganization, resales by such persons would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law.  Persons deemed to be underwriters, however, may be able to sell such securities without registration subject to the provisions of Rule 144 under the Securities Act, which permits the public sale of securities received pursuant to a plan of reorganization by persons who would be deemed to be “underwriters” pursuant to Section 1145 of the Bankruptcy Code, subject to the availability to the public of current information regarding the issuer and to volume limitations and certain other conditions.

          Registration of our common stock under the Securities Act will result in such stock being freely tradeable without restriction under the Securities Act immediately upon the effectiveness of the registration.

          Whether or not any particular person would be deemed to be an “underwriter” with respect to our common stock would depend upon various facts and circumstances applicable to that person.  Accordingly, we express no view as to whether any particular person receiving distributions under our Plan of Reorganization would be an “underwriter” with respect to our common stock.

          Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, we make no representation concerning the right of any person to trade in the securities issued pursuant to our Plan of Reorganization.  We recommend that potential recipients of a large amount of securities consult their own counsel concerning whether they may freely trade such securities without compliance with the Securities Act.

Registration Rights

          On May 6, 2004, we entered into a registration rights agreement with holders of 4,544,708 shares, or approximately 33%, of our issued and outstanding common stock who by virtue of each such holder’s relationship with us could reasonably be deemed to be an “affiliate” (as such term is used within the meaning of applicable securities laws) of ours.

          Pursuant to the terms of the registration rights agreement, which is described in more detail below, we are obligated to register their shares under the Securities Act on the terms described below.  By this offering, we are registering 4,544,708 shares of our common stock for those holders described below.

          Each shareholder party to the registration rights agreement, or their assignees, holding not less than 33% of the shares subject to registration rights may request in writing that we register the shares subject to registration rights by a “shelf” registration under the Securities Act.  We are obligated to use our best reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing, and to keep the registration statement continuously effective until all shares registered thereunder have been sold.

          If we propose to file or file a registration statement under the Securities Act with respect to an offering by us for our own account of any common stock (other than a registration statement relating to shares to be issued in connection with a merger or other acquisition or with stock-based compensation arrangements), then we will give shareholders party to the registration rights agreement the opportunity to register the number of shares subject to registration rights as each such holder may request. This right is known as a piggyback registration right.  If the proposed offering that triggers the piggyback registration right is an underwritten offering, we may be required by the managing underwriter of such offering to limit the number of shares to be registered in the offering, and such limitation may decrease the number of shares subject to the piggyback registration right.

          Registration of our shares pursuant to the exercise of demand registration rights or piggyback registration rights under the Securities Act will result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of the registration.  We have agreed to pay all registration expenses, other than underwriting discounts and commissions and other selling expenses, in connection with any such registration.

          The foregoing is a summary of all material provisions of the registration rights agreement, but as a summary, is not a complete discussion of all provisions of that agreement.  A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this Prospectus is a part.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

          Our charter authorizes the issuance of up to 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $1.00 par value, the rights and preferences of which may be established from time to time by our Board of Directors.  As of the date of this Prospectus, 14,728,994 shares of common stock and no shares of preferred stock were issued and outstanding.  As of May 6, 2004, we had approximately 24 record shareholders.

          The following is a materially complete summary of our capital stock, but is subject to the provisions of our charter and our bylaws, as well as to applicable provisions of the Virginia Stock Corporation Act.  A copy of our charter and our bylaws are filed as exhibits to the registration statement of which this Prospectus is a part.

Common Stock

          The holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock (a “preferred stock designation”), the holders of our common stock possess all of the voting power.  Our articles of incorporation do not provide for cumulative voting in the election of directors.  Subject to any preferential rights of any outstanding series of our preferred stock created by our Board of Directors from time to time, the holders of our common stock are entitled to such dividends as may be declared from time to time by our Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of our common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

Preferred Stock

          Our articles of incorporation authorize our Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including, but not limited to:

•	the designation of the series;

•

the number of shares of the series, which number our Board of Directors may later, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•

whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of the series having cumulative dividend rights shall be cumulative;

•

the rate of any dividends, or method of determining the dividends, payable to the holders of the shares of the series, any conditions upon which the dividends will be paid and the date or dates or the method for determining the date or dates upon which the dividends will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•

whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the shares of the series.

          We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise.  The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.  If the approval of our shareholders is not required for the issuance of shares of our preferred stock or common stock, our Board of Directors may determine not to seek shareholder approval.

          As of May 25, 2004, 500,000 shares of our Series A Preferred Stock were reserved for issuance upon exercise of the rights issued under our shareholders rights agreement.  For a more complete discussion of our rights agreement, see “Description of Capital Stock – Shareholders Rights Agreement” below.

Preemptive Rights

          Neither the holders of our common stock nor of any series of our preferred stock will be entitled to any preemptive or other subscription rights.

Shareholder Rights Agreement

          Our Board of Directors voted to adopt the proposed Rights Agreement between the Company and SunTrust Bank, as rights agent (the “Rights Agreement”), on May 7, 2004, and our shareholders approved the Rights Agreement on May 25, 2004.  On the effective date of the Rights Agreement, May 25, 2004, our Board of Directors declared a dividend of one preferred share purchase right for each two shares of common stock outstanding.  The following is a summary of the Rights Agreement.  The Rights Agreement has been filed as an exhibit to the registration statement of which this Prospectus is a part.

          Each share purchase right entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock, par value $1.00 per share, at a price of $200 per one one-hundredth of a Series A preferred share.  The exercise price and the number of Series A preferred shares issuable upon exercise is subject to adjustment from time to time to prevent dilution.  The share purchase rights are not exercisable until the earlier to occur of (1) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) have acquired beneficial ownership of 15% or more of our outstanding common stock or (2) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock.

          In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power is sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a share purchase right, other than share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the share purchase right.  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a share purchase right, other than share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, without payment of the exercise price, that number of shares of common stock having a market value of two times the exercise price of the share purchase right.

          Series A preferred shares purchasable upon exercise of the share purchase rights will not be redeemable.  Each Series A preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock.  In the event we liquidate, the holders of the Series A preferred shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock.  Each Series A preferred share will have 100 votes, voting together with the shares of common stock.  Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A preferred share will be entitled to receive 100 times the amount received per share of common stock.  These rights are protected by customary antidilution provisions.

          Prior to the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock.  The share purchase rights will expire ten years after the date of effectiveness, unless that expiration date is extended or unless the share purchase rights are earlier redeemed or exchanged by us, in each case, as described below.  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding common stock, the Board of Directors may redeem the share purchase rights in whole, but not in part, at a price of $0.001 per share purchase right.  Immediately upon any redemption of the share purchase rights, the right to exercise the share purchase rights will terminate and the only right of the holders of share purchase rights will be to receive the redemption price.

          The Rights Agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in our shareholders receiving a premium over the market price for their common stock.

          The Board of Directors believes that the Rights Agreement enhances our flexibility to respond to any unsolicited offer, will generally increase the amount to be received by our shareholders in the event of any such offer, and will allow us to protect our shareholders from coercive offers or offers that the Board of Directors deems, for various reasons, not to be in the best interests of our shareholders and the Company.  The Rights Agreement provides us with a defensive mechanism that decreases the risk that a hostile acquirer will attempt to take control of us without negotiating directly with the Board of Directors.

Certain Anti-Takeover Provisions of Virginia Law and Our Charter and Bylaws

          The following discussion concerns material provisions of Virginia law and our articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of us.  The anti-takeover aspects of our shareholders rights agreement have been described above.

Anti-Takeover Statutes

          We are subject to the Virginia anti-takeover law regulating “control share acquisitions.”  A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth;

•	one-third; or

•	a majority.

          Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares.  An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition.  If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost.  Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

          We are also subject to the Virginia law regulating “affiliated transactions.”  Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

•	the holders of at least two-thirds of the remaining voting shares; and

•	a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

          Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%.  There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Board of Directors; Duties; Classification; Removal; Vacancies

          Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation.  Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and Board of Directors committees if they have a good faith belief in their competence.  Directors’ actions are not subject to a reasonableness or prudent person standard.  Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process.  These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations organized under the laws of other states.

          Our Board of Directors is divided into three classes of directors serving staggered three-year terms.  Each class consists of, as nearly as possible, one-third of the total number of directors.  The classification of directors makes it more difficult for shareholders to change the composition of our Board of Directors.  At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of our Board of Directors.  The classification provisions of our articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us.

          Our bylaws provide that the number of members of our Board of Directors shall be five.  Under Virginia law, our Board of Directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director.  However, under our articles of incorporation, our total number of directors may not exceed 15 nor be less than three.

          Under Virginia law, a member of our Board of Directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present.  If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

          Our bylaws provide that any vacancy occurring on our Board of Directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

•	by our shareholders;

•	by the remaining directors; or

•	by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Special Meetings of Shareholders

          Our bylaws provide that special meetings of shareholders may be called only by the Chairman of our Board of Directors, our President or our Board of Directors.

Shareholder Nominations and Proposals

          Our bylaws provide that a shareholder may nominate one or more persons for election as director at a meeting only if advance notice of such nomination has been delivered to our secretary, by personal delivery or United States mail, not later than:

•	with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting; or

•	with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

That notice must include:

•	the name and address of the shareholder making the nomination and of the person or persons being nominated;

•	a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting;

•	a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder;

•

any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the Board of Directors; and

•	the consent of each nominee to serve as a director if so elected.

          Our bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to our secretary, by personal delivery or United States mail:

•	on or after February 1st and before March 1st of the year in which the meeting will be held; or

•	not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

That notice must include:

•	the name and address of the shareholder proposing business;

•	the class and number of shares of our stock beneficially owned by such shareholder;

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting; and

•	any interest that the shareholder may have in such business.

          These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Indemnification and Limitations on Liability of Directors and Officers

          The laws of the Commonwealth of Virginia pursuant to which we are incorporated permit us to indemnify our officers and directors against certain liabilities with the approval of our shareholders.  Our Amended and Restated Articles of Incorporation provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at our request as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of criminal law.

          We have purchased directors’ and officers’ liability insurance policies.  Within the limits of their coverage, the policies insure (1) the directors and officers of the Company and our subsidiaries against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by us and (2) us to the extent that we indemnify such directors and officers for losses as permitted under the laws of Virginia.

Transfer Agent and Registrar

          The Transfer Agent and Registrar for our common stock is SunTrust Bank, Atlanta, Georgia.

PLAN OF DISTRIBUTION

          The shares may be offered and sold by or for the account of the selling shareholders (or their pledgees, donees, or transferees), from time to time as market conditions permit, on any exchange on which the shares may be listed, over the counter, or otherwise, at prices and on terms then prevailing or in negotiated transactions.  The shares may be sold by one or more of the following methods, without limitation:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

•	an underwritten offering, subject to compliance with applicable disclosures concerning the identity and compensation arrangements of each firm acting as underwriter;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	transactions in options, swaps, or other derivatives (whether exchange listed or otherwise);

•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	any combination of the foregoing, or by any other legally available means.

          In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders.  The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this Prospectus.

          In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate.  Such brokers or dealers may receive commissions or discounts from the selling shareholders and/or the purchasers of the shares for whom such brokers or dealers act as agents or to whom they sell as principals, or both, in amounts to be negotiated (which compensation as to a particular broker-dealer might be in excess of customary commissions).  At the time a particular offer of shares is made by one or more of the selling shareholders, a prospectus supplement, if required, will be distributed to set forth the aggregate number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, and other items constituting compensation from the selling shareholders, and any discounts, commissions, or concessions allowed or reallocated or paid to dealers, including the proposed selling price to prospective purchasers.  The selling shareholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  There can be no assurance, however, that all or any of the shares will be offered by the selling shareholders.  We know of no existing arrangements between any selling shareholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the shares.

          We will not receive any of the proceeds of any sale of shares by the selling shareholders.  We will bear all of the expenses of the registration of this offering under the Securities Act including, without limitation, registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any.  All underwriting discounts, selling commissions, and broker’s fees applicable to the sale of any shares will be borne by the selling shareholders or by such persons other than us as agreed by and among the selling shareholders and such other persons.

LEGAL MATTERS

          The validity of the issuance of the shares of common stock offered hereby has been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia.  As of the date hereof, no attorneys with Kilpatrick Stockton LLP who worked on the preparation of this Prospectus beneficially own any of the common stock.

EXPERTS

          The consolidated financial statements of James River Coal Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph that the consolidated balance sheet as of December 31, 2002 and the consolidated statements of operations, changes in shareholders’ deficit and comprehensive loss, and cash flows for the years ended December 31, 2002 and 2001 have been restated.  The audit report covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph that states that effective May 6, 2004, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Middle District of Tennessee.  The consolidated financial statements do not reflect the effects of fresh start accounting, which will be applied in connection with the Company’s emergence from Chapter 11.  The audit report covering the December 31, 2003 consolidated financial statements refers to changes in the methods of accounting for reclamation liabilities and redeemable preferred stock.

          The information appearing in this Prospectus concerning estimates of our proven and probable coal reserves was prepared by Marshall Miller & Associates, Inc. and has been included herein upon the authority of this firm as an expert.

WHERE YOU CAN FIND MORE INFORMATION

          This Prospectus is part of a registration statement on Form S-1 that we have filed with the SEC covering the shares of common stock being offered.  This Prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information.  You may read and copy any document we file at the SEC's public reference room in Washington, D.C.  Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference room.  You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  You can also inspect our registration statement on the Internet at the SEC’s web site, http://www.sec.gov.

          Upon completion of this offering, we will be required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC.  You can review this information at the SEC’s Public Reference Room or on the SEC’s web site, as described above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-3
Consolidated Statements of Operations for the years ended December 31, 2003, 2002, and 2001	F-5
Consolidated Statements of Changes in Shareholders’ Deficit and Comprehensive Loss for the years ended December 31, 2003, 2002, and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003	F-38
Condensed Consolidated Statements of Operations for the two months ended June 30, 2004, the one month ended April 30, 2004, and the three months ended June 30, 2003	F-40

Condensed Consolidated Statements of Operations for the two months ended June 30, 2004, the four months ended April 30, 2004, and the six months ended June 30, 2003	F-41

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) and Comprehensive Income (Loss) for the four months ended April 30, 2004, the two months ended June 30, 2004, and the year ended December 31, 2003

F-42

Condensed Consolidated Statements of Cash Flows for the two months ended June 30, 2004, the four months ended April 30, 2004, and the six months ended June 30, 2003	F-43

Notes to Condensed Consolidated Financial Statements	F-44

Report of Independent Registered Public Accounting Firm

The Board of Directors
James River Coal Company:

We have audited the accompanying consolidated balance sheets of James River Coal Company and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of James River Coal Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, 2002 and 2001, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1(b) to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2002 and the consolidated statements of operations changes in shareholders’ deficit and comprehensive loss, and cash flows for the years ended December 31, 2002 and 2001 have been restated.

As described more fully in note 1(a) to the consolidated financial statements, effective May 6, 2004, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Middle District of Tennessee. The accompanying consolidated financial statements do not reflect the effects of fresh start accounting, which will be applied in connection with the Company’s emergence from Chapter 11.

As discussed in Note 1(u) to the consolidated financial statements, the Company changed its methods of accounting for reclamation liabilities and redeemable preferred stock in 2003.

KPMG LLP

Richmond, Virginia
July 16, 2004, except as to Note 18,
     which is as of October 11, 2004

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)
Consolidated Balance Sheets
December 31, 2003 and 2002

	2003	2002

		(Restated – Note 1(b))
Assets (Note 1)

Current assets:
Cash	$4,889,860	6,524
Restricted cash (note 1(d))	—	2,360,000
Receivables:
Trade	17,630,894	22,292,312
Other	4,323,962	3,939,033

Total receivables	21,954,856	26,231,345

Inventories:
Coal	3,277,545	2,984,092
Materials and supplies	4,624,368	4,684,913

Total inventories	7,901,913	7,669,005

Prepaid royalties	8,417,179	4,612,548
Other current assets (note 2)	4,742,159	12,630,659

Total current assets	47,905,967	53,510,081

Property, plant, and equipment, at cost:
Land	6,666,179	6,634,676
Mineral rights	216,336,371	216,140,371
Buildings, machinery, and equipment	230,345,517	225,944,699
Mine development costs	11,207,557	10,340,551
Construction-in-progress	997,531	1,517,068

Total property, plant, and equipment	465,553,155	460,577,365

Less accumulated depreciation, depletion, and amortization	208,397,196	189,587,917

Property, plant, and equipment, net	257,155,959	270,989,448

Restricted cash (note 1(d))	8,320,633	8,237,492
Other assets	4,905,838	7,574,352

Total assets	$318,288,397	340,311,373

See accompanying notes to consolidated financial statements.

	2003	2002

		(Restated – Note 1(b))
Liabilities and Shareholders’ Deficit

Current liabilities:

Notes payable, current maturities of long-term debt, and debt in default (note 3(b))	$—	252,437,276
Current installments of obligations under capital leases (note 12)	613,399	712,267
Accounts payable	18,565,800	35,411,639
Accrued salaries, wages, and employee benefits	2,275,358	3,361,140
Workers’ compensation benefits (note 5)	9,000,000	7,450,000
Black lung benefits (note 6)	2,200,000	2,200,000
Accrued taxes	3,448,804	4,099,964
Other current liabilities	2,793,540	10,986,354

Total current liabilities	38,896,901	316,658,640

Long-term debt, less current maturities (note 3(b))	—	438,722

Other liabilities:

Noncurrent portion of workers’ compensation benefits (note 5)	41,781,574	37,561,460
Noncurrent portion of black lung benefits (note 6)	11,508,341	12,138,517
Pension obligations (notes 10(a) and 10(c))	14,314,814	15,435,768
Asset retirement obligations (notes 1(j) and 16)	13,673,545	6,318,655
Obligations under capital leases, excluding current installments (note 12)	1,457,079	1,906,851
Fair value of interest rate swap (note 3(b))	—	9,383,865
Other	661,746	694,646

Total other liabilities	83,397,099	83,439,762

Liabilities subject to compromise (note 4)	319,594,962	—

Total liabilities	441,888,962	400,537,124

Redeemable preferred stock (notes 1(u) and 7)	—	8,500,000

Shareholders’ deficit:

Common stock, $0.01 par value. Authorized 40,000 shares; issued and outstanding 16,890 shares	169	169
Paid-in capital	226,410	226,410
Accumulated deficit	(107,989,099)	(47,842,783)
Subscribed shares	(821,229)	(905,741)
Accumulated other comprehensive loss	(15,016,816)	(20,203,806)

Total shareholders’ deficit	(123,600,565)	(68,725,751)

Commitments and contingencies (note 13)

Total liabilities, redeemable preferred stock, and shareholders’ deficit	$318,288,397	340,311,373

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)
Consolidated Statements of Operations
Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001

		(Restated – Note 1(b))

Revenues (note 11)	$304,051,944	397,598,625	384,248,055
Cost of sales:
Cost of coal sold	278,939,313	344,221,650	328,408,190
Depreciation, depletion, and amortization	40,427,004	46,393,175	43,175,263

Total cost of sales	319,366,317	390,614,825	371,583,453

Gross profit (loss)	(15,314,373)	6,983,800	12,664,602
Selling, general, and administrative expenses	19,834,374	19,993,516	15,724,603
Other operating expenses (note 14)	—	26,554,444	—

Total operating loss	(35,148,747)	(39,564,160)	(3,060,001)

Interest expense (note 3(b) and 7)	18,536,140	29,882,674	23,923,553
Interest income	(143,626)	(1,002,856)	(662,414)
Miscellaneous expense (income), net	(1,519,403)	(1,221,581)	206,311

Total other expense, net	16,873,111	27,658,237	23,467,450

Loss before reorganization items and income tax benefit	(52,021,858)	(67,222,397)	(26,527,451)
Reorganization items, net (note 15)	7,630,287	—	—

Loss before income tax benefit	(59,652,145)	(67,222,397)	(26,527,451)
Income tax benefit (note 9)	(2,890,828)	(8,125,496)	(10,318,359)

Net loss before cumulative effect of accounting change	(56,761,317)	(59,096,901)	(16,209,092)
Cumulative effect of accounting change (note 16)	(3,044,999)	—	—

Net loss	(59,806,316)	(59,096,901)	(16,209,092)
Preferred dividends (note 7)	(340,000)	(680,000)	(595,000)
Decrease in redemption amount of redeemable common stock (note 8)	—	8,797,562	45,830,622

Net income (loss) attributable to common shareholders	$(60,146,316)	(50,979,339)	29,026,530

Earnings (loss) per common share, basic and diluted (note 17)
Net income (loss) before cumulative effect of accounting change	$(3,380.78)	(3,018.31)	1,718.56
Cumulative effect of accounting change	(180.28)	0.00	0.00

Net income (loss)	$(3,561.06)	(3,018.31)	1,718.56

Shares used to calculate income (loss) per share, basic and diluted	16,890	16,890	16,890

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor in Possession)
Consolidated Statements of Changes in Shareholders’
 Deficit and Comprehensive Loss
Years ended December 31, 2003, 2002, and 2001

	Common stock	Paid-in capital	Retained earnings (accumulated deficit)	Subscribed shares	Accumulated other comprehensive loss	Total

Balances, December 31, 2000, as previously reported	$169	—	(6,462,320)	(1,649,103)	(2,246,818)	(10,358,072)
Prior period adjustments (note 1(b))	—	—	(19,427,654)	—	—	(19,427,654)

Balances, December 31, 2000, as restated	169	—	(25,889,974)	(1,649,103)	(2,246,818)	(29,785,726)
Net loss, restated (note 1(b))	—	—	(16,209,092)	—	—	(16,209,092)
Adoption of Statement of Financial Accounting Standards No. 133 net of taxes of $1,244,879	—	—	—	—	(2,113,580)	(2,113,580)
Change in fair value of cash flow hedges, net of taxes of $1,595,949	—	—	—	—	(2,603,916)	(2,603,916)
Minimum pension liability adjustment net of taxes of $2,463,518	—	—	—	—	(4,030,132)	(4,030,132)

Comprehensive loss						(24,956,720)

Issuance of common stock (30 shares) net of payments on subscribed shares	—	226,410	—	246,400	—	472,810
Preferred dividends	—	—	(595,000)	—	—	(595,000)
Change in redemption amount of redeemable common stock (note 7)	—	—	45,830,622	—	—	45,830,622

Balances, December 31, 2001, restated	169	226,410	3,136,556	(1,402,703)	(10,994,446)	(9,034,014)
Net loss, restated (note 1(b))	—	—	(59,096,901)	—	—	(59,096,901)
Minimum pension liability adjustment	—	—	—	—	(7,545,467)	(7,545,467)
Change in fair value of cash flow hedges	—	—	—	—	(1,663,893)	(1,663,893)

Comprehensive loss						(68,306,261)

Payments on subscribed shares	—	—	—	496,962	—	496,962
Preferred dividends	—	—	(680,000)	—	—	(680,000)
Change in redemption amount of redeemable common stock (note 8)	—	—	8,797,562	—	—	8,797,562

Balances, December 31, 2002, restated	169	226,410	(47,842,783)	(905,741)	(20,203,806)	(68,725,751)
Net loss	—	—	(59,806,316)	—	—	(59,806,316)
Minimum pension liability adjustment	—	—	—	—	(1,194,440)	(1,194,440)
Reclassification to interest expense, net of taxes of $2,890,828	—	—	—	—	6,381,430	6,381,430

Comprehensive loss						(54,619,326)

Forgiveness of receivable for subscribed shares	—	—	—	84,512	—	84,512
Preferred dividends	—	—	(340,000)	—	—	(340,000)

Balances, December 31, 2003	$169	226,410	(107,989,099)	(821,229)	(15,016,816)	(123,600,565)

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001

		(Restated – Note 1(b))
Cash flows from operating activities:

Net loss	$(59,806,316)	(59,096,901)	(16,209,092)
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effect of accounting change	3,044,999	—	—
Realized loss on termination of interest rate swap agreement	9,272,258	—	—
Unrealized loss (gain) on interest rate swaps	(949,469)	111,107	—
Reorganization items, non-cash	796,030	—	—
Depreciation, depletion, and amortization of property, plant, and equipment	40,691,608	46,664,449	43,462,737
Accretion of asset retirement obligations	1,128,315	—	—
Amortization of debt issue costs	—	5,749,685	917,209
Loss (gain) on sale or disposal of property, plant, and equipment	(22,791)	18,881,342	(6,613)
Gain on sale of investment	(998,950)	—	—
Provision for severance costs	—	2,878,609	—
Deferred income tax benefit	(2,890,828)	(3,145,811)	(4,602,059)
Changes in operating assets and liabilities:
Decrease in receivables	4,193,493	7,018,516	5,486,862
(Increase) decrease in inventories	(232,908)	2,225,955	(2,263,785)
(Increase) decrease in prepaid royalties and other current assets	990,009	1,691,391	(13,486,108)
(Increase) decrease in other assets	660,705	(655,061)	3,100,284
Increase in accounts payable	15,016,264	2,683,810	9,398,967
Increase (decrease) in accrued salaries, wages, and employee benefits	(817,977)	(1,169,481)	469,655
Increase (decrease) in accrued taxes	(651,160)	(1,196,101)	(2,696,138)
Increase in other current liabilities	6,574,157	3,880,402	2,956,329
Increase in workers’ compensation benefits	5,770,114	2,573,571	1,400,649
Increase (decrease) in black lung benefits	(630,176)	(347,174)	(139,442)
Increase (decrease) in pension obligations	2,905,535	450,882	(1,426,996)
Decrease in asset retirement obligations	(977,874)	(164,419)	(22,286)
Increase (decrease) in other liabilities	(32,900)	(135,837)	4,453,199

Net cash provided by operating activities	23,032,138	28,898,934	30,793,372

Cash flows from investing activities:

Additions to property, plant, and equipment	(20,116,063)	(22,924,708)	(43,693,654)
Proceeds from sale of equipment	179,042	—	54,075
Proceeds from sale of investment	2,000,000	—	—
(Increase) decrease in restricted cash	2,276,859	(10,597,492)	—

Net cash used in investing activities	(15,660,162)	(33,522,200)	(43,639,579)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	—	3,373,400	37,300,000
Principal payments on short-term debt	(1,940,000)	(73,656)	—
Principal payments on long-term debt	—	—	(20,457,785)
Redemption of preferred stock	—	—	(1,700,000)
Principal payments under capital lease obligations	(548,640)	(449,484)	(120,824)
Payment of debt issuance costs	—	—	(780,492)
Proceeds from issuance of common stock and payments on subscribed shares	—	496,962	472,810
Preferred dividends paid	—	—	(595,000)

Net cash provided by (used in) financing activities	(2,488,640)	3,347,222	14,118,709

Increase in cash	4,883,336	(1,276,044)	1,272,502

Cash at beginning of year	6,524	1,282,568	10,066

Cash at end of year	$4,889,860	6,524	1,282,568

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(1)	Summary of Significant Accounting Policies and Other Information

	(a)	Bankruptcy and Restructuring

On March 25, 2003, James River Coal Company and subsidiaries (the Company) filed a voluntary petition for relief under Chapter 11 with the United States Bankruptcy Court for the Middle District of Tennessee. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief were stayed while the Company continued business operations as Debtor-in-possession. These claims are reflected in the December 31, 2003 balance sheet as Liabilities Subject to Compromise.

The Company proposed a Chapter 11 “reorganization plan” to its creditors, which sets forth in detail the terms on which the Company proposed to reorganize its affairs and emerge from Chapter 11. The creditors voted and accepted the plan. On April 21, 2004 the United States Bankruptcy Court for the Middle District of Tennessee confirmed the Company’s Plan of Reorganization. The Plan of Reorganization became effective May 6, 2004 (the Effective Date) which is the date on which the Company formally emerged from Chapter 11. Pursuant to the Plan of Reorganization, the Company’s unsecured creditors claims were discharged and terminated. As part of the plan, the Company canceled its existing equity securities, exchanged approximately $266 million in debt, accrued interest, and a liability for a terminated interest rate swap payable under its pre-petition credit facilities, for a restructured term loan of $75 million, which is secured by a second lien on substantially all the Company’s assets, and 13,799,994 shares of new common stock, par value $0.01 per share, which were distributed on a pro-rata basis to the holders of the pre-petition credit facilities.  Pursuant to the Plan of Reorganization, the Company’s unsecured creditors claims were discharged and terminated.

On the Effective Date, the Company entered into a new $50 million loan and security agreement which is comprised of a $20 million term loan and a $30 million revolving credit facility. The loan and security agreement is secured by a first lien on substantially all the Company’s assets. The Company borrowed $20 million under the term loan component to make cash payments to satisfy certain claims, administrative expenses, and retire obligations under the debtor-in-possession credit facility required to be paid under the Plan of Reorganization. The remaining $30 million revolving credit facility will be available for the Company’s working capital requirements, general, and letter of credit needs, and is subject to customary borrowing conditions.

The Company’s accompanying consolidated financial statements for 2003 have been prepared in accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7), which provides guidance for financial reporting by entities that have filed petitions under the Bankruptcy Code and expect to reorganize under Chapter 11. Under SOP 90-7, the financial statements of an entity in a Chapter 11 proceeding distinguish transactions and events directly associated with the reorganization from those of operations of the ongoing business. Although the Effective Date of the Plan of Reorganization was May 6, 2004, the consummation of the Plan of Reorganization has been reflected as of April 30, 2004, the end of the Company’s most recent fiscal month prior to the Effective Date. See notes 3 and 15 about Liabilities Subject to Compromise and Reorganization Items for further discussion.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The historical consolidated financial statements for 2002 and 2001 do not reflect the effects resulting from the Company filing Chapter 11. As such, the statements for 2002 and 2001 do not reflect the results of implementing SOP 90-7.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(b)	Restatement

In the preparation of its 2003 consolidated financial statements, the Company identified errors in prior years in the calculation of its accrual for the Company’s future obligation for workers’ compensation and black lung benefits.  The Company also identified certain misclassifications between expense accounts that were reclassified as part of the restatement.  The consolidated financial statements as of and for the year ended December 31, 2002 and 2001 and the related footnote information have been restated to include the effects of the correction of these errors as follows:

	2002

	As previously reported	Reclassification adjustments		Restatement adjustments		As restated

Total assets	$340,311,373	—		—		340,311,373

Total current liabilities	316,658,640	—		—		316,658,640
Long-term debt, less current maturities	438,722	—		—		438,722
Noncurrent portion of workers’ compensation benefits	24,568,308	—		12,993,152	(1)	37,561,459
Noncurrent portion of black lung benefits	6,162,468	—		5,976,049	(2)	12,138,515
Other liabilities	33,739,785	—		—		33,739,785

Total liabilities	381,567,923	—		18,969,201		400,537,121

Redeemable preferred stock	8,500,000	—		—		8,500,000
Common stock	169	—		—		169
Paid-in capital	226,410	—		—		226,410
Accumulated deficit	(29,446,769)	—		(18,396,014	) (3)	(47,842,786)
Subscribed shares	(905,741)	—		—		(905,741)
Accumulated other comprehensive loss	(19,630,619)	—		(573,187	) (4)	(20,203,806)

Total shareholders deficit	(49,756,550)	—		(18,969,201)		(68,725,754)

Total liabilities and shareholders’ deficit	$340,311,373	—		—		340,311,367

Revenues	397,598,625	—		—		397,598,625
Cost of coal sold	389,345,967	—		1,268,858	(5)	390,614,820

Gross profit	8,252,658	—		(1,268,858)		6,983,805
Selling, general, and administrative expenses	17,114,904	—		2,878,612	(6)	19,993,510
Other operating expense	42,624,444	—		(16,070,000	) (7)	26,554,437

Total operating loss	(51,486,690)	—		11,922,530		(39,564,142)

Interest expense	29,882,674	—		—		29,882,674
Interest income	—	(1,002,856	) (10)	—		(1,002,866)
Miscellaneous income	1,296,780	1,002,856	(10)	(3,521,217	) (8)	(1,221,599)

Loss before income tax benefit	(82,666,144)	—		15,443,747		(67,222,351)
Income tax benefit	(20,564,361)	—		12,438,865	(9)	(8,125,505)

Net loss	$(62,101,783)	—		3,004,882		(59,096,846)

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(1)	The Company increased the liability recorded for workers’ compensation benefits as of December 31, 2002 based upon the results of revised actuarial valuations as of December 31, 2002, 2001 and 2000.

(2)	The Company increased the liability recorded for black lung benefits as of December 31, 2002 based upon the results of revised actuarial valuations as of December 31, 2002, 2001 and 2000.

(3)	The net adjustment to accumulated deficit consists of the following:

	An adjustment to increase cost of coal sold for workers’compensation benefits related to the years ended December 31, 2001 and prior based upon revised actuarial valuations.	$(28,763,409)

	An adjustment to decrease cost of coal sold for workers’ compensation benefits related to the year ended December 31, 2002 based upon revised actuarial valuations. See (5) below.	15,770,257

	An adjustment to increase cost of coal sold for black lung benefits related to the years ended December 31, 2001 and prior based upon revised actuarial valuations.	(5,649,538)

	An adjustment to increase cost of coal sold for black lung benefits related to the year ended December 31, 2002 based upon revised actuarial valuations. See (5) below.	(326,511)

	An adjustment to increase accumulated other comprehensive income and increase the income tax benefit to record a portion of the increase in the valuation allowance in 2001 that should have been allocated to other comprehensive loss. See (4) and (9) below.	573,187

		$(18,396,014)

(4)

The adjustment related to a portion of the increase in valuation allowance in 2002 that should have been allocated to other comprehensive income.  This adjustment had no impact on total shareholders’ deficit, as it increased accumulated other comprehensive income and decreased accumulated deficit.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(5)	The net adjustment to cost of coal sold consists of the following:

	An adjustment to decrease cost of coal sold for workers’ compensation benefits based upon results of the revised actuarial valuations. This adjustment reduced the net loss per share by $933.70.	$(15,770,258)

	An adjustment to increase cost of coal sold for black lung benefits based upon results of the revised actuarial valuations. This adjustment increased the net loss per share by $19.33.	326,511

	A reclassification of workers’ compensation expense originally recorded in other operating expense. This reclassification had no effect on the net loss. See (7) below.	16,070,000

	A reclassification of workers’ compensation expense originally recorded in miscellaneous expense. This reclassification had no effect on the net loss. See (8) below.	642,605

		$1,268,858

(6)

The reclassification of selling, general and administrative expense for personnel expenses originally recorded in miscellaneous income.  This reclassification had no effect on the net loss.  See (8) below.

(7)	The reclassification of workers’ compensation expense originally recorded in other operating expense. This reclassification had no effect on the net loss. See (5) above.

(8)	The net adjustment to miscellaneous income consists of the following:

	A reclassification of selling, general, and administrative expense for personnel expenses originally recorded in miscellaneous income. This reclassification had no effect on the net loss. See (6) above.	$(2,878,612)

	A reclassification of workers’ compensation expense originally recorded in miscellaneous expense. This reclassification had no effect on the net loss. See (5) above.	(642,605)

		$(3,521,217)

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(9)	The net adjustment to income tax benefit consists of the following:

	The Company reduced the income tax benefit related to the net adjustment in 2002 to cost of coal sold discussed above. This adjustment increased the net loss per share by $345.74.	$5,839,512

	The Company reduced the income tax benefit to record an additional valuation allowance to fully reserve the restated net deferred tax assets. This adjustment increased the net loss per share by $424.66.	7,172,539

	The Company increased the income tax benefit related to a portion of the increase in the valuation allowance in 2002 that should have been allocated to other comprehensive loss. This adjustment decreased the net loss per share by $33.94.	(573,186)

		$12,438,865

(10)	The Company reclassified interest income from miscellaneous income in 2002. The Company had not previously presented interest income separately. This reclassification had no effect on the net loss.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

	2001

	As previously reported	Reclassification adjustments		Restatement adjustments		As restated

Revenues	$384,248,055	—		—		384,248,055
Cost of coal sold	368,254,452	—		3,329,001	(1)	371,583,452

Gross profit	15,993,603	—		(3,329,001)		12,664,603
Selling, general, and administrative expenses	15,724,603	—		—		15,724,603

Total operating income (loss)	269,000	—		(3,329,001)		(3,060,000)

Interest expense	23,923,553	—		—		23,923,553
Interest income	—	(662,414	) (4)	—		(662,418)
Miscellaneous income	(300,103)	662,414	(4)	(156,000	) (2)	206,305

Loss before income tax benefit	(23,354,450)	—		(3,173,001)		(26,527,440)
Income tax benefit	(9,118,600)	—		(1,199,759	) (3)	(10,318,362)

Net loss	$(14,235,850)	—		(1,973,242)		(16,209,078)

(1)	The net adjustment to cost of coal sold is comprised of the following:

	An adjustment to increase cost of coal sold for workers’ compensation benefits based upon revised actuarial valuations. This adjustment increased the net loss per share by $172.21.	$2,908,780

	An adjustment to increase cost of coal sold for black lung benefits based upon results of the revised actuarial valuations. This adjustment increased the net loss per share by $15.64.	264,221

	A reclassification of workers’ compensation expense originally recorded in miscellaneous expense. This reclassification had no effect on the net loss. See (2) below.	156,000

		$3,329,001

(2)	The reclassification of workers’ compensation expense originally recorded in miscellaneous expense. This reclassification had no effect on the net loss. See (1) above.

(3)	The income tax benefit increased related to the net adjustment in 2001 to cost of coal sold discussed above. This adjustment decreased the net loss per share by $71.03.

(4)

The reclassification from miscellaneous income to interest income for the year ended December 31, 2001.  The Company had not previously presented interest income separately.  This reclassification had no effect on the net loss.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(c)	Description of Business Organization and Principles of Consolidation

The Company is engaged in the mining, processing, purchasing and selling of coal. Substantially all of coal sales and accounts receivable relate to the electric utility and industrial markets.

The consolidated financial statements include the accounts of James River Coal Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d)	Restricted Cash

As of December 31, 2003 and 2002 $8,320,633 and $10,597,492, respectively, of the Company’s cash was restricted as to its use. Restrictions were imposed by the Company’s bank relating to the bank loan agreement (current) and under a letter of credit issued to one of the Company’s insurers (long-term).

(e)	Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company evaluates the need for an allowance for doubtful accounts based on review of historical write off experience and industry data. The Company has determined that no allowance is necessary as of December 31, 2003 and 2002. The Company does not have any off-balance sheet credit exposure related to its customers.

(f)	Inventories

Inventories of coal and materials and supplies are stated at the lower of cost or market. Cost is determined using the average cost for coal inventories and the first-in, first-out method for materials and supplies.  Coal inventory costs include labor, supplies, equipment cost, depletion, royalties, black lung tax, reclamation tax and preparation plant cost.  Coal is classified as inventory at the point and time that the coal is extracted and removed from the mine.

(g)	Property, Plant, and Equipment

Expenditures for maintenance and repairs are charged to expense, and the costs of mining equipment rebuilds and betterments that extend the useful life are capitalized.  Depreciation is provided principally using the straight-line method based upon estimated useful lives, generally ten to 20 years for buildings and two to eight years for machinery and equipment. Equipment held under capital leases is amortized straight line over the shorter of lease term or estimated useful life of the asset. Amortization of mineral rights is provided by the units of production method over estimated total recoverable proved and probable reserves.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(h)	Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which the Company adopted on January 1, 2002, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not recognize any impairment charges for the years ended December 31, 2003, 2002, and 2001.

(i)	Mine Development Costs

Mine development costs are capitalized and amortized by the units of production method over estimated total recoverable proved and probable reserves.

(j)	Longwall Panel Costs

The Company defers certain costs related to the development of longwall panels within a deep mine.  These costs are amortized over the life of the panel once it is placed in service.  Longwall panel lives generally do not exceed one year.

(k)	Prepaid Royalties

Mineral rights are often acquired in exchange for advance royalty payments. Royalty payments representing prepayments recoupable against future production are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is offset against earned royalties and is included in the cost of coal sold. Amounts determined to be nonrecoupable are charged to expense.

(l)	Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information. Except for long-term debt obligations and derivative financial instruments (see note 3(b)), the carrying amounts of all financial instruments approximate their fair values due to their short maturities.

(m)	Revenue Recognition

Revenues include sales to customers of Company-produced coal and coal purchased from third parties.  The Company recognizes revenue from the sale of Company-produced coal and coal purchased from third parties at the time delivery occurs and title passes to the customer, which is either upon shipment or upon customer receipt of coal based on contractual terms.  Also, the sales price must be determinable and collection reasonably assured.

(n)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(o)	Comprehensive Loss

Total comprehensive income or loss represents the net change in shareholders’ deficit during a period from sources other than transactions with shareholders and as such, includes net earnings or loss. For the Company, the remaining components of total comprehensive income or loss include the change in the Company’s minimum pension liability and changes in the fair value of cash flow hedges. The accumulated other comprehensive loss at December 31, 2003 represents the aggregate minimum pension liability adjustment.

(p)	Derivative Financial Instruments

The Company has in the past utilized interest rate swaps to hedge the impact of changes in interest rates on its floating rate debt (see note 3(b)). Effective January 1, 2001, the Company adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement Nos. 137 and 138. At the time of adoption of Statement No. 133, the Company’s interest rate swaps had a fair value loss of approximately $3,409,000. This amount is reflected as a cumulative effect adjustment upon adoption of Statement No. 133 in the accompanying consolidated statements of changes in shareholders’ deficit and comprehensive loss, net of taxes of approximately $1,295,000. Prior to January 1, 2003, the Company accounted for its interest rate swaps as cash flow hedges. At the inception of the hedge, the risk management objective and strategy, the hedged risk, the derivative instrument, the hedged item and how hedge effectiveness was assessed initially and on an ongoing basis was documented. At inception of the hedge and on an ongoing basis, the hedge must have been deemed to be highly effective in hedging the hedged risk in order to qualify for hedge accounting. Effectiveness was measured by comparing the change in LIBOR (which the interest rate swap is priced from) to the change in the rate underlying the hedged liability. If high correlation was not achieved, the hedging designation was discontinued and any change in the fair value of the interest rate swap recorded in earnings. Interest to be received or paid on the interest rate swaps was accrued monthly through March 2003 until the swap agreements were terminated (see note 3(b)).

Under the terms of these interest rate swaps, the Company was the fixed rate payor and the floating rate receiver. Prior to January 1, 2003, the fair value of the interest rate swaps was recorded on the consolidated balance sheets with changes in the fair value included in other comprehensive loss. To the extent the hedge was not completely effective, the ineffective portion was charged or credited to interest expense in the consolidated statements of operations. The ineffective portion charged to interest expense during the year ended December 31, 2002 was approximately $111,000. There was no ineffectiveness during the year ended December 31, 2001. The amounts recorded in other comprehensive loss were subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest expense on the underlying debt affected results of operations.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

Subsequent to December 31, 2002, the Company did not make the required monthly interest payments on the floating rate debt. Accordingly, the hedge designation for the related interest rate swaps was discontinued effective January 1, 2003. As a result, the balance in accumulated other comprehensive loss related to the swaps as of that date was recorded as interest expense in 2003. An unrealized gain of approximately $949,000 representing subsequent changes in the fair value of the swaps was credited to interest expense in 2003.

(q)	Workers’ Compensation

The Company is liable for workers’ compensation benefits for traumatic injuries under state workers’ compensation laws in which it has operations. Subsequent to 2001, a portion of its workers’ compensation benefits are payable under a high-deductible, fully-insured workers’ compensation insurance policy. For claims incurred prior to 2002, the Company is self-insured, except for those claims incurred between 1979 and 1982, which are covered by a third party insurance company. Specific excess insurance with independent insurance carriers is in force to cover traumatic claims in excess of the self-insured limits.

The Company accrues for workers’ compensation benefits by recognizing a liability when it is probable that the liability has been incurred and the cost can be reasonably estimated. To assist in the determination of this estimated liability, the Company utilizes the services of third party administrators who develop claim reserves from historical experience. These third parties provide information to independent actuaries, who after review and consultation with the Company with regards to actuarial assumptions, including discount rate, prepare an evaluation of the liabilities for workers’ compensation benefits.

(r)	Black Lung Benefits

The Company is responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various states’ statutes for the payment of medical and disability benefits to employees and their dependents resulting from occurrences of coal worker’s pneumoconiosis disease (black lung). The Company provides for federal and state black lung claims through a self-insurance program. The Company uses the service cost method to account for its self-insured black lung obligation. The liability measured under the service cost method represents the discounted future estimated cost for former employees either receiving or projected to receive benefits, and the portion of the projected liability relating to prior service for active employees projected to receive benefits.

The periodic expense for black lung claims under the service cost method represents the service cost, which is the portion of the present value of benefits allocated to the current year, interest on the accumulated benefit obligation, and amortization of unrecognized actuarial gains and losses. The Company amortizes unrecognized actuarial gains and losses over the average remaining work life of the workforce.

Annual actuarial studies are prepared by independent actuaries using certain assumptions to determine the liability. The calculation is based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents, and interest rates. These assumptions are derived from actual Company experience and industry sources.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(s)	Health Claims

The Company is self-insured for certain health care coverage. The cost of this self-insurance program is accrued based upon estimates of the costs for known and anticipated claims. The Company recorded an estimated amount to cover known claims and claims incurred but not reported of $1,012,805 and $1,362,960 as of December 31, 2003 and 2002, respectively, which is included in accrued salaries, wages, and employee benefits.

(t)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in order to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant estimates made by management include the valuation allowance for deferred tax assets, accrued reclamation costs and amounts accrued related to the Company’s workers’ compensation, black lung, and health claim obligations. Actual results could differ from these estimates.

(u)	Adoption of New Accounting Pronouncements

Effective January 1, 2003, the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows, in the period in which it is incurred. The estimate of ultimate reclamation liability and the expected period in which reclamation work will be performed is reviewed periodically by the Company’s management and engineers. In estimating future cash flows, the Company considers the estimated current cost of reclamation and applies inflation rates and a third party profit, as necessary. The third party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of the Company. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is included in cost of produced coal. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is incurred. Prior to the adoption of Statement No. 143, the Company accrued for costs of reclamation at a rate per ton equivalent to the estimated end-of-mine life reclamation costs divided by the estimated tonnage to be mined. At December 31, 2003 and 2002, the Company had accrued $14,723,545 and $7,723,659 respectively, related to estimated mine reclamation costs. See note 16.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The change in the reclamation obligation for the year ended December 31, 2003 is as follows:

Amount included in other current liabilities	$1,405,004
Long term asset retirement obligations	6,318,655

Reclamation liability at beginning of year	7,723,659
Cumulative effect adjustment	6,849,446
Liabilities incurred in current period	—
Accretion expense	1,128,315
Liabilities settled in current period	(977,875)
Revision in estimated cash flows	—

Reclamation liability at end of year	14,723,545
Less amount included in other current liabilities	1,050,000

Total noncurrent liability	$13,673,545

On July 1, 2003, the Company adopted the provision of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“Statement No. 150”), which requires an issuer to classify and measure certain freestanding financial instruments with characteristics of both liabilities and equity as a liability if that financial instrument embodies an obligation requiring the issuer to redeem the financial instrument by transferring its assets.  Dividends on the preferred stock since adoption of Statement No. 150 totaling $340,000 have been included in interest expense.

(v)	Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(2)	Other Current Assets

Other current assets at December 31, 2003 and 2002 are as follows:

	2003	2002

Prepaid insurance	$3,107,381	3,010,630
Income tax receivable	—	4,979,685
Longwall panel costs	—	4,173,195
Other	1,634,778	467,149

	$4,742,159	12,630,659

(3)	Notes Payable and Debt

	(a)	Debtor-In-Possession Financing

On March 27, 2003, the Company entered into a Secured Super-Priority Debtor-In-Possession Revolving Credit Agreement (DIP Credit Agreement) with the lenders who are the parties to the Prepetition Credit Agreement. The DIP Credit Agreement provided, among other things, for a secured $20 million revolving credit facility, a $5 million swing loan facility and a $17 million letter of credit facility. The combination of amounts drawn under the revolving credit, swing loan, and letter of credit facility may not exceed $20 million.

Amounts borrowed under the DIP Credit Agreement bear interest at a floating rate (based on the prime rate or the Federal Funds Rate), plus a margin of 2.5%. As security for the DIP Credit Agreement obligation the Company granted the lenders liens on all presently owned or hereafter acquired property and assets.

The DIP Credit Agreement contains, financial covenants requiring the Company to act in accordance with a budget, maintain minimum levels of earnings before interest, taxes, depreciation, depletion, amortization and other noncash charges and nonrecurring expenses and limit ordinary operating disbursements. As of December 31, 2003 the Company had not drawn on the DIP revolving credit or swingline facility. There were $11,007,500 of letters of credit outstanding as of December 31, 2003 under the facility. The Company is charged a fee of 3% annually on letter of credits outstanding. All outstanding amounts on the DIP Credit Agreement are due upon emergence from bankruptcy.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(b)	Prepetition Debt

Notes payable and debt at December 31, 2003 and 2002 are as follows:

	2003	2002

Bank Loan Agreement, revolving component, interest due monthly and at a variable interest rate, principal due on demand. Interest rate of 8.75% at December 31, 2002	$170,595,973	171,950,000

Bank Loan Agreement, term component, interest due monthly and at a variable interest rate, principal due quarterly through August 24, 2003. Interest rate of 8.75% at December 31, 2002	37,211,390	37,500,000

Senior Note, interest at 12.61% due in quarterly principal payments of $2,250,000 plus interest, through June 30, 2005	37,952,637	38,250,000

Promissory note, interest at 5.32%, due in equal monthly installments of $95,176 plus interest monthly through May 6, 2006	4,663,620	4,663,620

Promissory note, interest at 5.82%, due in annual installments of $103,889 with final payment due November 24, 2008	512,378	512,378

Total notes payable and debt	250,935,998	252,875,998

Less amounts classified as liabilities subject to compromise (note 4)	250,935,998	—

Less notes payable, current maturities of long-term debt and debt in default	—	252,437,276

Total long-term debt, less current maturities and debt in default	$—	438,722

As a result of debt covenant violations, all of the Company’s debt as of December 31, 2002, with the exception of the promissory note with interest at 5.82%, is in default and due on demand and is classified as a current liability.

Until the date of filing of bankruptcy, the Company accrued interest. The Company determined that there is insufficient collateral to cover the interest portion of the scheduled payments on its prepetition debt obligation. As of the bankruptcy date the Company ceased accruing interest on the prepetition debt obligations. If such interest had continued to be accrued, interest expense for the year ended December 31, 2003 would have been approximately $16,270,000 higher than reported. During the years ended December 31, 2003, 2002, and 2001, the Company paid $2,934,302, $26,261,098, and $25,126,177, respectively, in interest.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

As a result of the Company’s financial difficulties and default on its debt obligations the Company is unable to estimate the fair value of its debt obligations at December 31, 2003 and 2002.

At December 31, 2002, the Company was a party to interest rate swap agreements with a notional amount of $100,000,000, which required the Company to make fixed-rate interest payments in exchange for floating rate interest payments related to the Company’s Bank Loan Agreement. In 2003, the derivative instrument was terminated due to an event of default, and the balance due at the date of termination of approximately $8,434,000 is included in Liabilities Subject to Compromise as of December 31, 2003. The fair value of the interest rate swaps at December 31, 2002 was a liability of approximately $9,384,000.

(4)	Liabilities Subject to Compromise

At December 31, 2003 Liabilities Subject to Compromise due to the Chapter 11 filing consist of the following:

Prepetition Bank Loan Agreement	$207,807,363
Prepetition Senior Note	37,952,637
Accrued and unpaid interest	12,233,778
Terminated interest rate swap	8,434,396

Total secured	266,428,174
Promissory notes	5,175,998
Redeemable preferred stock	8,500,000
Accounts payable and other	39,490,790

Total unsecured	53,166,788

Total liabilities subject to compromise	$319,594,962

(5)	Workers’ Compensation Benefits

As of December 31, 2003 and 2002, workers’ compensation benefit obligation consisted of the following:

	2003	2002

Workers’ compensation benefits	$50,781,574	45,011,460

Less current portion	9,000,000	7,450,000

Noncurrent portion of workers’ compensation benefits	$41,781,574	37,561,460

Actuarial assumptions used in the determination of the liability for the self-insured portion of workers’ compensation benefits included a discount rate of 5.5%, 6.75% and 7.25% at December 31, 2003, 2002, and 2001, respectively.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(6)	Pneumoconiosis (Black Lung) Benefits

As of December 31, 2003 and 2002, black lung benefits obligation consisted of the following:

	2003	2002

Black lung benefits	$13,708,341	14,338,517

Less current portion	2,200,000	2,200,000

Noncurrent portion of black lung benefits	$11,508,341	12,138,517

A reconciliation of the changes in the black lung obligation is as follows:

	2003	2002

Beginning of the year accumulated black lung obligation	$22,528,561	19,076,163
Service cost	349,602	228,473
Interest cost	1,209,812	1,111,885
Actuarial loss	6,269,134	4,451,733
Benefit payments	(3,038,713)	(2,339,693)

End of year accumulated black lung obligation	27,318,396	22,528,561
Unamortized actuarial loss	(13,610,055)	(8,190,044)

Accrued black lung benefits	$13,708,341	$14,338,517

The actuarial assumptions used in the determination of black lung benefits included a discount rate of 5.5%, 6.75% and 7.25% at December 31, 2003, 2002, and 2001, respectively.

Included in the actuarial loss for 2003 and 2002 is $3,231,487 and $1,223,501, respectively, representing changes in the discount rate.

(7)	Redeemable Preferred Stock

The Company has 8,500 shares of Class C, nonvoting, mandatorily redeemable preferred stock outstanding at December 31, 2003 and 2002. The preferred shares have a par value of $1,000 per share and a dividend rate of 8% as of January 1, 2002 and 7% prior to 2002.  The amount owed at December 31, 2003 is included in Liabilities Subject to Compromise.

On July 1, 2003, the Company adopted Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (see note 1(u)). The preferred dividends of $340,000 incurred after July 1, 2003, are included in interest expense, and the preferred dividends of $340,000 incurred prior to adoption are shown separately as preferred dividends for 2003 in the consolidated statement of operations.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(8)	Redeemable Common Stock

The Company had a put/call arrangement with a group of shareholders that owned 6,344 shares of the Company’s common stock at December 31, 2001. This arrangement gave these shareholders the right to require the Company to repurchase the shares for an amount per share as set forth in the underlying agreements. This put/call agreement was terminated in 2002. Changes in the redemption amount were included in net loss attributable to common shareholders.

(9)	Income Taxes

Income tax benefit for the years ended December 31, 2003, 2002, and 2001 consists of:

	2003	2002	2001

Current:
Federal	$—	(4,979,685)	(5,441,000)
State	—	—	(275,300)

	—	(4,979,685)	(5,716,300)

Deferred:
Federal	(2,527,497)	(3,017,356)	(2,666,718)
State	(363,331)	(128,455)	(1,935,341)

	(2,890,828)	(3,145,811)	(4,602,059)

	$(2,890,828)	(8,125,496)	(10,318,359)

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

A reconciliation of income taxes computed at the statutory federal income tax rate to the benefit for income taxes included in the consolidated statements of operations is presented below:

	2003		2002		2001

	Amount	Amount of pretax loss	Amount	Amount of pretax loss	Amount	Amount of pretax loss

Computed “expected” tax benefit	$(21,317,029)	(34.0)%	$(22,855,615)	(34.0)%	$(9,019,333)	(34.0)%
Percentage depletion	(299,513)	(0.5)	(1,055,650)	(1.6)	(1,127,400)	(4.2)
Amortization of coal properties not deductible for tax purposes	496,947	0.8	606,760	0.9	669,400	2.5
Adjustment of taxes previously provided	—	—	—	—	(5,435,600)	(20.5)
Change in the beginning- of-the-year valuation allowance for deferred tax assets	17,819,324	28.5	14,232,956	21.2	5,458,200	20.6
State income taxes, net of federal income tax effect	(239,798)	(0.4)	(84,780)	(0.1)	(1,459,023)	(5.5)
Other, net	649,241	1.0	1,030,833	1.5	595,397	2.2

	$(2,890,828)	(4.6)%	$(8,125,496)	(12.1)%	$(10,318,359)	(38.9)%

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

As discussed in note 1(a), the Company emerged from Chapter 11 bankruptcy on May 6, 2004. Under provisions of certain federal and state income tax laws, emergence from bankruptcy will have the effect of substantially reducing the Company’s ability to utilize the net operating loss carryforwards during 2004 and eliminating most, if not all, future benefit associated with the net operating loss carryforwards and the alternative minimum tax credit carryforwards for 2005 and subsequent years. The income tax attributes of other assets may also be reduced. To the extent asset basis is reduced for tax purposes, depreciation, and amortization of assets will also be reduced and, as a result, a gain may be recognized (and, therefore more tax imposed) in conjunction with the disposition of such assets. The Company must generally reduce its tax attributes, such as NOLs, tax credits, capital loss carryforwards, and tax basis in its assets, by any cancellation of indebtedness (COI) income realized. This reduction is effective January 1, 2005.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002

Deferred tax assets:
Accruals for financial reporting purposes, principally workers’ compensation and black lung obligations	$34,339,863	27,753,171
Alternative minimum tax credit carryforwards	5,425,188	5,413,972
Net operating loss carryforwards	56,213,240	42,333,858
Minimum pension liability	7,161,798	6,707,911
Derivative financial instruments	—	3,523,107

Total gross deferred tax assets	103,140,089	85,732,019
Less valuation allowance	45,859,420	29,675,600

Net deferred tax asset	57,280,669	56,056,419
Deferred tax liabilities — property, plant and equipment, principally due to differences in depreciation, depletion and amortization	57,280,669	56,056,419

Net deferred tax asset (liability)	$—	—

At December 31, 2003, the Company has consolidated net operating loss carryforwards (NOLs) for federal income tax purposes of approximately $131,000,000, consolidated Kentucky net operating loss carryforwards of approximately $102,200,000 and a separate company limited federal net operating loss of approximately $19,500,000 which was obtained via the 1998 acquisition of Blue Diamond Coal Company. These net operating loss carryforwards generate a combined federal and state tax benefit of approximately $56,200,000. In addition, the Company has alternative minimum tax credit carryforwards of approximately $5,425,000.

A valuation allowance was recorded for the portion of the deferred tax assets that are not anticipated to be realizable in the future. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon availability of the deferred tax assets and the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

During the years ended December 31, 2003, 2002, and 2001, the Company received income tax refunds of $4,979,685, $5,677,369 and $2,605,082, and made no income tax payments.

(10)	Employee Benefit Plans

	(a)	Defined Benefit Pension Plan

Substantially all employees of the Company who meet certain length of service requirements are covered by a qualified noncontributory defined benefit pension plan. The Company’s funding policy is to contribute annually an amount at least equal to the minimum funding requirements actuarially determined in accordance with the Employee Retirement Income Security Act of 1974.

The plan assets for the qualified defined benefit pension plan are held by an independent trustee. The plan’s assets include cash and cash equivalents, corporate and government bonds, preferred and common stocks. The Company has an internal investment committee that sets investment policy, selects and monitors investment managers and monitors asset allocation.

The investment policy for the pension plan assets includes the objectives of providing growth of capital and income while achieving a target annual rate of return of 8.0% over a full market cycle, approximately 5 to 7 years. Diversification of assets is employed to reduce risk. The target asset allocation is 70% for equity securities (including 45% Large Cap, 15% Small Cap, 10% International) and 30% for cash and interest bearing securities. The investment policy is based on the assumption that the overall portfolio volatility will be similar to that of the target allocation. Given the volatility of the capital markets, strategic adjustments in various asset classes may be required to rebalance asset allocation back to its target policy. Investment fund managers are not permitted to invest in certain securities and transactions as outlined by the investment policy statements specific to each investment category without prior investment committee approval.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This evaluation resulted in the selection of the 8.0% long-term rate of return on assets assumption for the year ended December 31, 2003.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The fair value of the major categories of qualified defined benefit pension plan assets includes the following (in thousands):

	2003		2002

	Amount	Percentage	Amount	Percentage

Equity securities	$19,732	66.4%	$14,491	61.1%
Debt securities	9,836	33.1%	9,108	38.4%

Other (includes cash, cash equivalents)	149	0.5%	119	0.5%

	$29,717	100.0%	$23,718	100.0%

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The following table sets forth changes in the plan’s benefit obligations, changes in the fair value of plan assets, and funded status at December 31, 2003 and 2002:

	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	$41,013,070	34,467,333
Service cost	1,763,833	1,583,257
Interest cost	2,707,163	2,444,564
Actuarial loss	4,985,610	3,909,215
Benefits paid	(1,947,264)	(1,391,299)

Benefit obligation at end of year	$48,522,412	41,013,070

Change in plan assets:
Fair value of plan assets at beginning of year	$23,717,626	24,595,672
Actual return on plan assets	4,333,233	(2,921,154)
Employer contributions	3,613,481	3,434,407
Benefits paid	(1,947,264)	(1,391,299)

Fair value of plan assets at end of year	$29,717,076	23,717,626

Reconciliation of funded status:
Funded status	$(18,805,336)	(17,295,444)
Unrecognized actuarial loss	23,348,420	21,782,300
Unrecognized prior service cost	390,314	1,233,127

Net amount recognized	$4,933,398	5,719,983

Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit liability	$(14,314,814)	(13,176,195)
Intangible asset	390,314	1,233,127
Accumulated other comprehensive loss	18,857,898	17,663,051

Net amount recognized	$4,933,398	5,719,983

The accumulated benefit obligation of the plan was $44,031,890 and $36,893,821 as of December 31, 2003 and 2002, respectively. Company contributions in 2004 are expected to be approximately $4,600,000.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The components of net periodic benefit cost for the years ended December 31, 2003, 2002, and 2001 are as follows:

	2003	2002	2001

Service cost	$1,763,833	1,583,257	1,396,994
Interest cost	2,707,163	2,444,564	2,307,434
Expected return on plan assets	(2,092,476)	(2,122,471)	(2,265,738)
Amortization of prior service cost	842,813	842,813	842,813
Recognized actuarial loss	1,178,733	670,195	379,874

Net periodic benefit cost	$4,400,066	3,418,358	2,661,377

The weighted-average assumptions used in determining pension benefit obligations and pension expense are as follows:

	2003	2002	2001

Discount rate	6.00%	6.75%	7.25%
Expected return on plan assets	8.00%	8.50%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%
Measurement date	October 1, 2003	October 1, 2002	October 1, 2001

(b)	Savings and Profit Sharing Plan

All eligible employees of the Company may participate in the Company’s Savings and Profit Sharing Plan. Employees may contribute up to 15% of their salary to the Plan. The Company is required to match up to 3% of the employee’s salary and may also make an additional discretionary contribution. The Company recognized approximately $832,000, $965,000, and $708,000 of expense relating to the Savings and Profit Sharing Plan for the years ended December 31, 2003, 2002, and 2001, respectively.

(c)	Nonqualified Retirement Plan

Additionally, the Company sponsors a nonqualified plan that provides retirement benefits to certain officers to supplement benefits not provided under the qualified plan. The Company owns insurance policies designed to fund benefits under the nonqualified plan, which have been placed in a Rabbi Trust. The cash surrender value of the life insurance policies totaled $3,132,008 and $2,642,402 at December 31, 2003 and 2002, respectively. The Plan was terminated March 25, 2003.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The following table sets forth the benefit obligation of the nonqualified retirement plan at December 31, 2003 and 2002:

	2003	2002

Benefit obligation at beginning of year	$4,244,205	4,385,127
Service cost	14,384	158,526
Interest cost	95,175	311,855
Actuarial (gain) loss	2,423,272	(443,937)
Benefits paid	(28,379)	(167,366)
Benefits forfeited	(2,370,541)	—

Benefit obligation at end of year	$4,378,116	4,244,205

The components of net periodic benefit cost for the years ended December 31, 2003, 2002, and 2001 are as follows:

	2003	2002	2001

Service cost	$14,384	158,526	183,634
Interest cost	95,175	311,855	262,259
Amortization of prior service cost	27,796	111,184	111,184
Recognized actuarial loss	5,593	54,671	27,365
Recognized benefits forfeited	(2,370,541)	—	—
Effect of plan termination	4,387,979	—	—

Net periodic benefit cost	$2,160,386	636,236	584,442

The weighted-average assumptions used in determining pension benefit obligations and pension expense are as follows:

	2003	2002	2001

Discount rate	6.00%	6.75%	7.25%
Rate of compensation increase	4.00%	4.00%	4.00%
Measurement date	March 25, 2003	October 1, 2002	October 1, 2001

As part of the Company’s Plan of Reorganization the assets of the Rabbi Trust were transferred to the unsecured creditors Liquidating Trust to pay unsecured creditors claims. Prior to the termination of the Plan, the Company recognized a gain on benefits forfeited by a Company employee as part of a settlement agreement.  The Company also recorded an expense of $4,386,330 on March 25, 2003 when the Plan was terminated.  The benefit obligation for the nonqualified plan is included in Liabilities Subject to Compromise at December 31, 2003. The amount recorded in pension obligations at December 31, 2002 was $2,259,573.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(11)	Major Customers

In 2003, approximately 74% of coal sales were made to three customers, the largest of which represented 43% of coal sales and the other two represented 22% and 9%.  In 2002, approximately 61% of coal sales were made to two customers, the largest of which represented 39% of coal sales.  In 2001, approximately 50% of coal sales were made to two customers, the largest of which represented 30% of coal sales.

(12)	Leases

The Company is obligated under capital leases covering certain machinery and equipment that expire at various dates during the next five years. These leases were entered into during 2001 and 2002 with an initial transaction value of $2,735,669 and $453,757, respectively.  At December 31, 2003 and 2002, the gross amount of machinery and equipment and related accumulated amortization recorded under capital leases were as follows:

	2003	2002

Machinery and equipment	$3,189,426	3,189,426
Less accumulated amortization	1,111,091	570,307

	$2,078,335	2,619,119

Amortization of assets held under capital leases is included with depreciation expense. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2003 are:

	Capital leases	Operating leases

Year ended December 31:
2004	$756,161	535,748
2005	650,206	459,888
2006	650,206	24,619
2007	346,302	—

	2,402,875	$1,020,255

Less amount representing interest (at 8.5%)	332,397

Present value of net minimum capital lease payments	2,070,478

Less current installments of obligations under capital leases	613,399

Obligations under capital leases, excluding current installments	$1,457,079

The Company incurred rent expense on equipment and offices space of approximately $522,000, $545,000, and $548,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(13)	Commitments and Contingencies

Future minimum royalty commitments under coal lease agreements at December 31, 2003 were as follows:

Royalty commitments

Year ended December 31:
2004	$10,241,860
2005	11,124,571
2006	12,512,787
2007	12,422,754
2008 and thereafter	70,574,168

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

The Company has established irrevocable letters of credit totaling $19,750,000 as of December 31, 2003 to guarantee performance under certain contractual arrangements. As of December 31, 2003, of the outstanding letters of credit, $11,007,500 were issued under the DIP Agreement (note 3(a)), and $8,742,500 were issued pre-petition. Of the $8,742,500 in pre-petition letters of credit outstanding, $7,822,500 is collateralized by restricted cash (see note 1(d)).

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

As discussed above under note 1(a), the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. As debtors-in-possession, the Company was authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. As of the petition date, most pending litigation is stayed, and absent further order of the Bankruptcy Court, no party, subject to certain exceptions, may take any action, again subject to certain exceptions, to recover on pre-petition claims against the Company. One exception to this stay of litigation is actions or proceedings by a governmental agency to enforce its police or regulatory power. The claims asserted in litigation and proceedings to which the stay applies may be fully and finally resolved in connection with the administration of the bankruptcy proceedings and, to the extent not resolved, is addressed in the context of the Plan of Reorganization. The Plan of Reorganization specifies how pre-petition litigation claims against the debtors will be treated following the debtor’s emergence from bankruptcy. Claims arising after the filing date will not be discharged following emergence.

(14)	Other Operating Expenses

For the year ended December 31, 2002, other operating expenses consist of the following:

Fixed asset disposals	$9,111,000
Write off of mine development costs	7,664,000
Write off of prepaid royalties on abandoned properties	4,167,000
Write off of capitalized debt issuance costs for terminated transactions	4,062,000
Accrual for legal obligations	1,512,000
Other	38,444

$26,554,444

(Continued)

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(15)	Reorganization Items, Net

Reorganization items, net for the year ended December 31, 2003 consist of the following:

Professional fees and administrative expenses	$8,398,923
Forgiveness of receivable for subscribed shares, including accrued interest	94,039
Gain on settlements of obligations, net	(798,009)
Interest income	(64,666)

$7,630,287

Cash paid for reorganization items totaled $9,882,306.  The Company also received $900,000 in a settlement of potential litigation related to collecting the remaining proceeds from the sale of mining property and retained royalty obligations in 1998.  The settlement was submitted to the bankruptcy court and approved in October 2003.

(16)	Cumulative Effect of Accounting Change for Reclamation Liabilities

Effective January 1, 2003 the Company changed its method of accounting for reclamation liabilities in accordance with the provisions of Statement No. 143. As a result of adoption of Statement No. 143, the Company recognized an increase in total reclamation liability of $6,849,446. The Company recorded the related capitalized asset retirement costs by increasing property, plant and equipment, net of accumulated depreciation, by $3,804,447.

The cumulative effect of the change on prior years resulted in a charge to operations of $3,044,999.

The pro forma effects of the application of Statement No. 143 as if Statement No. 143 had been applied retroactively are presented below:

	2002	2001

Net loss, as reported	$(59,096,901)	(16,209,092)
Pro forma net loss	(59,777,617)	(16,732,195)

(Continued)

(17)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted earnings per share are determined on the same basis except that the weighted average shares outstanding are increased to include additional shares for potentially dilutive instruments.

The following table provides a reconciliation of the number of shares used to calculate basic earnings (loss) per share:

	2003	2002	2001

Weighted average number of common shares outstanding:
Basic	16,890	16,890	16,890
Effect of dilutive instruments	—	—	—

Diluted	16,890	16,890	16,890

On May 6, 2004 the Company emerged from bankruptcy proceedings under a joint plan of reorganization.  On that date the Company cancelled all existing equity securities and issued 13,799,994 shares of new  common stock.  See note 1a.

(18)	Subsequent Event

On September 30, 2004, the Board of Directors approved a two-for-one stock split of the Company’s common stock. The stock split was payable in the form of a stock dividend and entitled each shareholder of record at the close of business on October 22, 2004 to receive one share of common stock for every outstanding share of common stock held on that date. The 100% stock dividend will be distributed on or about November 5, 2004. The capital stock accounts, all share data and earnings per share in this report give effect to the stock split, applied retroactively, to the date of the Company’s application of fresh-start accounting.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	Successor	Predecessor

Assets (note 1)	June 30, 2004	December 31, 2003

	(Unaudited)
Current assets:
Cash	$19,353,678	4,889,860

Receivables:
Trade	26,486,850	17,630,894
Other	4,012,046	4,323,962

Total receivables	30,498,896	21,954,856

Inventories:
Coal	9,246,940	3,277,545
Materials and supplies	4,464,292	4,624,368

Total inventories	13,711,232	7,901,913

Prepaid royalties	9,395,265	8,417,179
Other current assets	5,733,297	4,742,159

Total current assets	78,692,368	47,905,967

Property, plant, and equipment, at cost:
Land	6,666,179	6,666,179
Mineral rights	158,317,310	216,336,371
Buildings, machinery and equipment	84,843,481	230,345,517
Mine development costs	723,159	11,207,557
Construction-in-progress	1,584,372	997,531

Total property, plant, and equipment	252,134,501	465,553,155
Less accumulated depreciation, depletion, and amortization	5,538,375	208,397,196

Property, plant, and equipment, net	246,596,126	257,155,959
Restricted cash (note 1(d))	8,362,111	8,320,633
Other assets	4,086,333	4,905,838

Total assets	$337,736,938	318,288,397

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSDIARIES

Condensed Consolidated Balance Sheets

	Successor	Predecessor

	June 30, 2004	December 31, 2003

	(Unaudited)

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:
Current maturities of long-term debt (note 3)	$900,000	—
Current installments of obligations under capital leases	462,739	613,399
Accounts payable	19,680,447	18,565,800
Accrued salaries, wages, and employee benefits	3,790,628	2,275,358
Workers’ compensation benefits	9,500,000	9,000,000
Black lung benefits	2,500,000	2,200,000
Accrued taxes	6,486,246	3,448,804
Other current liabilities	4,247,258	2,793,540

Total current liabilities	47,567,318	38,896,901

Long-term debt, less current maturities (note 3)	94,100,000	—

Other liabilities:
Noncurrent portion of workers’ compensation benefits	43,352,840	41,781,574
Noncurrent portion of black lung benefits	23,976,706	11,508,341
Pension obligations	16,507,356	14,314,814
Asset retirement obligations (note 7)	14,064,055	13,673,545
Obligations under capital leases, excluding current installments	844,548	1,457,079
Deferred income taxes	26,880,039	—
Other	654,980	661,746

Total other liabilities	126,280,524	83,397,099

Liabilities subject to compromise	—	319,594,962

Total liabilities	267,947,842	441,888,962

Shareholders’ equity (deficit):
Common stock, $.01 par value. Authorized 100,000,000 shares; (40,000 shares as of December 31, 2003) ; issued and outstanding 14,728,994 shares (16,890 shares as of December 31, 2003)	147,290	169
Paid-in capital	67,788,786	226,410
Deferred stock-based compensation	(4,491,832)	—
Retained earnings (accumulated deficit)	6,344,852	(107,989,099)
Subscribed shares	—	(821,229)
Accumulated other comprehensive loss	—	(15,016,816)

Total shareholders’ equity (deficit)	69,789,096	(123,600,565)

Commitments and contingencies (note 5)

Total liabilities and shareholders’ equity (deficit)	$337,736,938	318,288,397

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Statement of Operations

(Unaudited)

	Successor	Predecessor

	Two Months Ended 6/30/04	One Month Ended 4/30/04	Three Months Ended 6/30/03

Revenues	$64,484,812	33,090,710	78,703,517

Cost of sales:
Cost of coal sold	47,309,852	23,586,352	69,226,997
Depreciation, depletion, and amortization	5,538,375	3,042,381	10,491,835

Total cost of sales	52,848,227	26,628,733	79,718,832

Gross profit (loss)	11,636,585	6,461,977	(1,015,315)
Selling, general, and administrative expenses	2,565,553	1,462,280	3,987,817

Total operating income (loss)	9,071,032	4,999,697	(5,003,132)

Interest expense (note 3)	1,302,057	163,668	124,535
Interest income	(14,058)	—	—
Miscellaneous expense (income), net	(288,755)	(276,961)	12,996

Total other expense (income) , net	999,244	(113,293)	137,531

Income (loss) before reorganization items and income tax expense	8,071,788	5,112,990	(5,140,663)
Reorganization items, net (note 6)	—	(102,464,744)	2,540,628

Income (loss) before income taxes	8,071,788	107,577,734	(7,681,291)
Income tax expense	1,726,936	—	—

Net income (loss)	6,344,852	107,577,734	(7,681,291)
Preferred dividends (note 4)	—	—	(170,000)

Net income (loss) attributable to common shareholders	$6,344,852	107,577,734	(7,851,291)

Earnings (loss) per common share, basic and diluted (note 8)
Basic earnings (loss) per common share	$0.46	6,369.32	(464.85)

Shares used to calculate basic income (loss) per share	13,799,994	16,890	16,890

Diluted earnings (loss) per common share	$0.43	6,369.32	(464.85)

Shares used to calculate diluted earnings (loss) per share	14,628,994	16,890	16,890

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	Successor	Predecessor

	Two Months Ended 6/30/04	Four Months Ended 4/30/04	Six Months Ended 6/30/03

Revenues	$64,484,812	113,948,594	156,075,141

Cost of sales:
Cost of coal sold	47,309,852	89,293,722	141,947,814
Depreciation, depletion, and amortization	5,538,375	12,313,798	21,517,674

Total cost of sales	52,848,227	101,607,520	163,465,488

Gross profit (loss)	11,636,585	12,341,074	(7,390,347)
Selling, general, and administrative expenses	2,565,553	5,022,953	12,107,252

Total operating income (loss)	9,071,032	7,318,121	(19,497,599)

Interest expense (note 3)	1,302,057	566,498	17,858,576
Interest income	(14,058)	—	(143,626)
Miscellaneous income, net	(288,755)	(330,063)	(1,049,737)

Total other expense, net	999,244	236,435	16,665,213

Income (loss) before reorganization items and income tax expense (benefit)	8,071,788	7,081,686	(36,162,812)
Reorganization items, net (note 6)	—	(100,907,413)	2,540,628

Income (loss) before income taxes	8,071,788	107,989,099	(38,703,440)
Income tax expense (benefit)	1,726,936	—	(2,890,828)

Net income (loss) before cumulative effect of accounting change	6,344,852	107,989,099	(35,812,612)
Cumulative effect of accounting change (note 7)	—	—	(3,044,999)

Net income (loss)	6,344,852	107,989,099	(38,857,611)
Preferred dividends (note 4)	—	—	(340,000)

Net income (loss) attributable to common shareholders	$6,344,852	107,989,099	(39,197,611)

Earnings (loss) per common share, basic and diluted (note 8)
Basic earnings (loss) per common share:
Income (loss) before cumulative effect of accounting change	$0.46	6,393.67	(2,140.48)
Cumulative effect of accounting change	0.00	0.00	(180.28)

Net income (loss)	$0.46	6,393.67	(2,320.76)

Shares used to calculate basic earnings (loss) per share	13,799,994	16,890	16,890

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of accounting change	$0.43	6,393.67	(2,140.48)
Cumulative effect of accounting change	0.00	0.00	(180.28)

Net income (loss)	$0.43	6,393.67	(2,320.76)

Shares used to calculate diluted earnings (loss) per share	14,628,994	16,890	16,890

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Shareholders’
Equity (Deficit) and Comprehensive Income (Loss)
Four months ended April 30, 2004, two months ended June 30, 2004 and year ended December 31, 2003
(Unaudited)

Predecessor Company	Common stock	Paid-in capital	Deferred stock- based compensation	Retained earnings (accumulated deficit)	Subscribed shares	Accumulated other comprehensive loss	Total

Balances, December 31, 2002	$169	226,410	—	(47,842,783)	(905,741)	(20,203,806)	(68,725,751)

Net loss	—	—	—	(59,806,316)	—	—	(59,806,316)
Minimum pension liability adjustment	—	—	—	—	—	(1,194,440)	(1,194,440)
Reclassification to interest expense, net of taxes of $2,890,828	—	—	—	—	—	6,381,430	6,381,430

Comprehensive loss							(54,619,326)

Forgiveness of receivable for subscribed shares	—	—	—	—	84,512	—	84,512
Preferred dividends	—	—	—	(340,000)	—	—	(340,000)

Balances, December 31, 2003	169	226,410	—	(107,989,099)	(821,229)	(15,016,816)	(123,600,565)

Net income	—	—	—	107,989,099	—	—	107,989,099
Minimum pension liability adjustment	—	—	—	—	—	(691,879)	(691,879)

Comprehensive income							107,297,220

Application of fresh start accounting (note 2):
Cancellation of
Predecessor common stock	(169)	(226,410)	—	—	—	—	(226,579)
Elimination of Predecessor accumulated other comprehensive loss and subscribed shares	—	—	—	—	821,229	15,708,695	16,529,924
Issuance of Successor common stock	138,000	63,153,076	—	—	—	—	63,291,076

Balances, April 30, 2004	138,000	63,153,076	—	—	—	—	63,291,076

Successor Company
Net income	—	—	—	6,344,852	—	—	6,344,852
Deferred compensation related to restricted stock awards	9,290	4,635,710	(4,645,000)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	153,168	—	—	—	153,168

Balances, June 30, 2004	$147,290	67,788,786	(4,491,832)	6,344,852	—	—	69,789,096

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY
AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Successor	Predecessor

	Two Months Ended 6/30/04	Four Months Ended 4/30/04	Six Months Ended 6/30/03

Cash flows from operating activities:
Net income (loss)	$6,344,852	107,989,099	(38,857,611)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Fresh start accounting adjustment	—	(111,532,809)	—
Non-cash reorganization items	—	10,010,000	—
Cumulative effect of accounting change	—	—	3,044,999
Amortization of deferred stock-based compensation	153,168	—	—
Realized loss on termination of interest rate swap agreement	—	—	9,272,258
Unrealized gain on interest rate swaps	—	—	949,469
Depreciation, depletion, and amortization of property, plant, and equipment	5,538,375	12,313,798	21,738,579
Accretion of asset retirement obligations	198,636	397,272	572,140
Deferred income tax benefit	(510,981)	—	(2,890,828)
Gain (loss) on sale or disposal of property, plant, and equipment	(7,503)	18,964	(25,816)
Changes in operating assets and liabilities:
(Increase) decrease in receivables	5,338,611	(12,882,651)	2,249,394
(Increase) in inventories	(702,673)	(4,027,646)	(1,879,622)
(Increase) decrease in prepaid royalties and other current assets	(1,442,348)	(1,235,876)	3,300,095
(Increase) decrease in other assets	(1,412,304)	131,872	1,680,252
Increase (decrease) in accounts payable	(2,924,553)	(6,609,240)	8,377,108
Increase (decrease) in accrued salaries, wages, and employee benefits	(710,185)	1,429,455	11,916
Increase (decrease) in accrued taxes	2,898,051	139,391	(535,979)
Increase in other current liabilities	209,977	1,534,869	5,945,842
Increase in workers’ compensation benefits	653,840	1,417,426	3,030,078
(Decrease) in black lung benefits	(294,596)	(547,039)	(28,194)
Increase (decrease) in pension obligations	(1,123,075)	(609,157)	1,691,280
Decrease in asset retirement obligation	(97,371)	(108,027)	(300,871)
Increase (decrease) in other liabilities	(2,533)	(4,233)	361,643

Net cash provided by (used in) operating activities	12,107,388	(2,174,532)	15,807,194

Cash flows from investing activities:
Additions to property, plant, and equipment	(3,876,897)	(9,521,404)	(8,293,660)
Proceeds from sale of equipment	11,500	86,000	10,084
Change in restricted cash	(13,925)	(27,553)	2,318,430

Net cash used in investing activities	(3,879,322)	(9,462,957)	(5,965,146)

Cash flows from financing activities:
Proceeds from borrowings	—	26,400,000	—
Principal payments on short-term debt	—	(6,400,000)	(1,940,000)
Principal payments under capital lease obligations	(87,793)	(164,798)	(274,541)
Capitalized debt issuance costs	—	(1,874,168)	—

Net cash provided by (used in) financing activities	(87,793)	17,961,034	(2,214,541)

Increase in cash	8,140,273	6,323,545	7,627,507
Cash at beginning of period	11,213,405	4,889,860	6,524

Cash at end of period	$19,353,678	11,213,405	7,634,031

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Other Information

	(a)	General

The interim condensed consolidated financial statements of James River Coal Company and subsidiaries (Company) for the one month ended April 30, 2004, the two months ended June 30, 2004, the four months ended April 30, 2004, and the three and six months ended June 30, 2003 presented in this report are unaudited.  All significant intercompany balances and transactions have been eliminated in consolidation.  The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year.  These financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2003.  The balances presented as of December 31, 2003 are derived from the Company’s audited consolidated financial statements.

On April 21, 2004 the United States Bankruptcy Court for the Middle District of Tennessee confirmed the Company’s Plan of Reorganization (the Plan). The Plan became effective May 6, 2004 (the Effective Date), which is the date on which the Company formally emerged from Chapter 11 of the U.S. Bankruptcy Code (Chapter 11).  The Company adopted fresh start accounting in accordance with the American Institute of Certified Public Accountant’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7). Although the Effective Date of the Plan of Reorganization was May 6, 2004, the consummation of the Plan of Reorganization has been reflected as of April 30, 2004, the end of the Company's most recent fiscal month prior to the Effective Date. As a result, all assets and liabilities were restated to reflect their respective fair values.  The consolidated financial statements after emergence are those of a new reporting entity (the Successor) and are not comparable to the financial statements of the pre-emergence Company (the Predecessor).  A black line has been drawn in the financial statements to distinguish Predecessor and Successor Company results.

The Predecessor’s interim condensed consolidated financial statements for the one and four months ended April 30, 2004 and the three and six months ended June 30, 2003 have been prepared in accordance with SOP 90-7, which provides guidance for financial reporting by entities that have filed petitions under the Bankruptcy Code.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in order to prepare these condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.  Significant estimates made by management include the valuation allowance for deferred tax assets, accrued reclamation costs and amounts accrued related to the Company’s workers’ compensation, black lung, health claim, and pension obligations.  Actual results could differ from these estimates.  In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring accruals, which are necessary to present fairly the consolidated financial position of the Company and the consolidated results of operations and cash flows for all periods presented.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(b)	Bankruptcy and Restructuring

On March 25, 2003, the Company filed a voluntary petition for relief under Chapter 11 with the United States Bankruptcy Court for the Middle District of Tennessee. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief were stayed while the Company continued business operations as Debtor-in-Possession. These claims are reflected in the December 31, 2003 balance sheet as Liabilities Subject to Compromise.

The Company proposed a reorganization plan to its creditors, which sets forth in detail the terms on which the Company proposed to reorganize its affairs and emerge from Chapter 11. The creditors voted and accepted the Plan. As part of the Plan, the Company canceled the existing equity securities, extinguished approximately $266 million in debt, accrued interest, and the terminated interest rate swap liability under existing credit facilities in exchange for a restructured term loan of $75 million, which is secured by a second lien on substantially all the Company’s assets, and 13,799,994 shares of new common stock, par value $0.01 per share, which were distributed on a pro-rata basis to the holders of the pre-petition credit facilities.  Pursuant to the Plan, the Company’s unsecured creditors claims were discharged and terminated.

On the Effective Date, the Company entered into a new $50 million loan and security agreement which is comprised of a $20 million term loan and a $30 million revolving credit facility. The loan and security agreement is secured by a first lien on substantially all the Company’s assets. The Company borrowed $20 million under the term loan component to make cash payments to satisfy certain claims, administrative expenses, and retire obligations under the debtor-in-possession credit facility required under the Plan. The remaining $30 million revolving credit facility is available for the Company’s working capital, general, and letter of credit needs, and is subject to customary borrowing conditions.

(c)	Description of Business Organization and Principles of Consolidation

The Company is engaged in the mining, processing, purchasing and selling of coal. Substantially all of coal sales and accounts receivable relate to the electric utility and industrial markets.

The consolidated financial statements include the accounts of James River Coal Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d)	Restricted Cash

As of June 30, 2004 and December 31, 2003 $8,362,111 and $8,320,633, respectively, of the Company’s cash was restricted as to its use. Restrictions were imposed by the Company’s bank relating to a letter of credit issued to one of the Company’s insurers.  See note 5.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(e)	Inventories

Inventories of coal and materials and supplies are stated at the lower of cost or market. Cost is determined using the average cost for coal inventories and the first-in, first-out method for materials and supplies.  Coal inventory costs include labor, supplies, equipment cost, depletion, royalties, black lung tax, reclamation tax and preparation plant cost.  Coal is classified as inventory at the point and time that the coal is extracted and removed from the mine.

(f)	Reclamation Costs

Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows, in the period in which it is incurred. The estimate of ultimate reclamation liability and the expected period in which reclamation work will be performed is reviewed periodically by the Company’s management and engineers. In estimating future cash flows, the Company considers the estimated current cost of reclamation and applies inflation rates and a third party profit, as necessary. The third party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of the Company. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is included in cost of produced coal. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is incurred. At June 30, 2004 and December 31, 2003, the Company had accrued $15,114,054 and $14,723,545 respectively, related to estimated mine reclamation costs.

(g)	Workers’ Compensation

The Company is liable for workers’ compensation benefits for traumatic injuries under state workers’ compensation laws in which it has operations. Subsequent to 2001, a portion of its workers’ compensation benefits are payable under a high-deductible, fully-insured workers’ compensation insurance policy. For claims incurred prior to 2002, the Company is self-insured, except for those claims incurred between 1979 and 1982, which are covered by a third party insurance company. Specific excess insurance with independent insurance carriers is in force to cover traumatic claims in excess of the self-insured limits.

The Company accrues for workers’ compensation benefits by recognizing a liability when it is probable that the liability has been incurred and the cost can be reasonably estimated. To assist in the determination of this estimated liability, the Company utilizes the services of third party administrators who develop claim reserves from historical experience. These third parties provide information to independent actuaries, who after review and consultation with the Company with regards to actuarial assumptions, including discount rate, prepare an evaluation of the liabilities for workers’ compensation benefits.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(h)	Black Lung Benefits

The Company is responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various states’ statutes for the payment of medical and disability benefits to employees and their dependents resulting from occurrences of coal worker’s pneumoconiosis disease (black lung). The Company provides for federal and state black lung claims through a self-insurance program. The Company uses the service cost method to account for its self-insured black lung obligation. The liability measured under the service cost method represents the discounted future estimated cost for former employees either receiving or projected to receive benefits, and the portion of the projected liability relative to prior service for active employees projected to receive benefits.

The periodic expense for black lung claims under the service cost method represents the service cost, which is the portion of the present value of benefits allocated to the current year, interest on the accumulated benefit obligation, and amortization of unrecognized actuarial gains and losses. The Company amortizes unrecognized actuarial gains and losses over the average remaining work life of the workforce.

Annual actuarial studies are prepared by independent actuaries using certain assumptions to determine the liability. The calculation is based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents, and interest rates. These assumptions are derived from actual Company experience and industry sources.

(i)	Revenue Recognition

Revenues include sales to customers of Company-produced coal and coal purchased from third parties. The Company recognizes revenue from the sale of Company-produced coal and coal purchased from third parties at the time delivery occurs and title passes to the customer, which is either upon shipment or upon customer receipt of coal based on contractual terms. Also, the sales price must be determinable and collection reasonably assured.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the emergence from bankruptcy and resulting change in stock ownership, the Company had consolidated federal NOL carryforwards of approximately $131 million.  Although the gain on extinguishment of debt is not directly taxable, it reduces certain tax attributes, including NOLs.  As such, the Company expects its NOLs from prior to May 6, 2004 available to offset future taxable earnings to be substantially reduced or eliminated.  The loss of NOLs and the Fresh Start adjustments made to asset carrying values resulted in a net deferred tax liability for the Successor.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(k)	Equity-Based Compensation Plan

Under the 2004 Equity Incentive Plan (the Plan), participants of James River Coal Company and subsidiaries may be granted stock options (qualified and nonqualified), stock appreciation rights (“SARs”), restricted stock, restricted stock units, and performance shares. The total number of shares that may be awarded under the Plan is 1,650,000, and no more than 1,000,000 of the shares reserved under the Plan may be granted in the form of incentive stock options.

Shares awarded or subject to purchase under the Plan that are not delivered or purchased, or revert to the Company as a result of forfeiture or termination, expiration or cancellation of an award or that are used to exercise an award or for tax withholding, will be again available for issuance under the Plan.  At June 30, 2004, 451,500 shares were available under the Plan for future awards.

Restricted Stock Awards

Pursuant to the Plan certain employees and directors have been awarded restricted common stock with such shares vesting after three or five years, respectively, or earlier under certain conditions.  The related expense is amortized over the vesting period.  Restricted shares subject to continuing vesting requirements are included in diluted shares outstanding.  For the two months ended June 30, 2004, 829,000 shares were awarded at an estimated fair value of $4.59 per share.

Performance Stock Awards

Performance stock awards have been made to certain employees pursuant to the Plan.  The number of shares of common stock to be received under these awards by such employees at the end of the performance period will depend on the attainment of performance objectives based on achieving EBITDDA results and the successful development of a new mine.  The expected cost of these shares is reflected in income over the performance period.  Since performance-based unvested stock is contingent upon satisfying conditions, those unvested shares are considered to be contingently issuable shares and are not included in the computation of diluted earnings per share.  For the two months ended June 30, 2004, 100,000 shares were awarded at an estimated fair value of $4.59 per share.

Stock Options Awards

There were 270,000 stock options granted during the two months ended June 30, 2004. The estimated fair value at grant dates for options granted during the two months ended June 30, 2004 was nominal.  The exercise price ranged from $10.80 to $17.50 per share.

The Company accounts for its equity based compensation plan using the intrinsic value method pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees.  The Company recognizes deferred compensation on the date of grant if the estimated fair value of the underlying common stock exceeds the exercise price (zero exercise price in the case of an award of restricted common stock).  Accordingly, no compensation cost has been recognized for the granting of stock options to employees because the exercise price was equal to or greater than the estimated fair value of the underlying common stock on the date of grant.  If compensation cost for the equity-based compensation awards had been determined based on the fair value at the grant dates for those awards pursuant to FASB Statement No. 123, Accounting for Stock-Based Compensation, net income, and basic and diluted earnings per common share would not have been affected since the fair value of the options granted was nominal.  Statement No. 123 indicates that a nonpublic company may estimate the value of options issued to employees without considering the expected volatility of its stock.  This method of estimating an option’s value is commonly referred to as the minimum value method, and was utilized by the Company for purposes of Statement No. 123 footnote disclosure.  In performing the Statement No. 123 analysis, a risk-free interest rate of 5% was assumed, expected volatility under the minimum value method is zero, and there are no dividends anticipated.  Each grant and option was analyzed individually to determine value taking the life of that particular grant or option into consideration.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(2)	Fresh Start Accounting

The Company implemented fresh start accounting and reporting in accordance with SOP 90-7 on April 30, 2004, the end of the Company's most recent fiscal month prior to the effective date. Fresh start accounting requires that the reorganization value of the reorganized debtors be allocated to their assets in conformity with FASB Statement No. 141, Business Combinations, for transactions reported on the basis of the purchase method.  The enterprise value (value of the net assets and liabilities excluding cash, debt, and capital leases) of the reorganized company was estimated to range from $145 million to $165 million based on a third-party valuation prepared in connection with the bankruptcy proceedings.  For purposes of applying fresh start accounting, an enterprise value for the reorganized company of $155 million was utilized.

The effects of the Plan and the application of fresh-start accounting on the Company’s pre-confirmation consolidated balance sheet include adjustments to record the gain on the debt extinguished under the plan and adjustments to record the assets of the Company at their estimated fair value and the liabilities of the Company at their estimated present values.

The reorganization value was derived from the enterprise value for the reorganized company as follows: (in thousands)

Estimated enterprise value of the reorganized company	$155,000
Borrowings under credit facility	(6,400)
Capital leases assumed	(1,396)
Cash balance excluded from enterprise value	1,301
Administrative claims payable excluded from enterprise value	(10,214)

138,291
Less: new secured debt issued to extinguish prepetition debt	75,000

Fair value of common shares issued to extinguish prepetition debt	$63,291

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

James River Coal Company
Reorganized Condensed Consolidated Balance Sheet
As of April 30, 2004
(in thousands)
(Unaudited)

		Fresh Start Adjustments

Assets	Predecessor Company 4/30/04	Debt Extinguishment		Reorganization Adjustments		Successor Company 4/30/04

Cash	$1,301	-		-		1,301
Receivables	35,838	-		-		35,838
Inventories	11,930	-		1,079	(2)	13,009
Prepaid royalties	9,932	-		(362	) (2)	9,570
Other current assets	4,463	-		(347	) (2)	4,116

Total current assets	63,464	-		370		63,834

Land and mineral rights	223,004	-		(57,567	) (2)	165,437
Buildings, machinery, and equipment	236,901	-		(155,050	) (2)	81,851
Mine development costs	12,984	-		(12,984	) (2)	-
Construction-in-progress	974	-		-		974

	473,863	-			(225,601)	248,262
Less accumulated depreciation, depletion, and amortization	219,604	-		(219,604	) (2)	-

Net property, plant, and equipment	254,259	-			(5,997)	248,262

Restricted cash	8,348	-		-		8,348
Other long-term assets	6,518	(3,110	) (1)	(734	) (2)	2,674

Total assets	$332,589		(3,110)		(6,361)	323,118

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

James River Coal Company
Reorganized Condensed Consolidated Balance Sheet
As of April 30, 2004
(in thousands)
(Unaudited)

		Fresh Start Adjustments

Liabilities and Shareholders’ Equity (Deficit)	Predecessor Company 4/30/04	Debt Extinguishment		Reorganization Adjustments		Successor Company 4/30/04

Borrowings under DIP credit agreement	$6,400	-		-		(6,400)
Current installments of obligations under capital leases	749	-		(272	) (3)	477
Accounts payable	26,293	-		-		26,293
Accrued salaries, wages and employee benefits	4,501	-		-		4,501
Workers’ compensation benefits	9,500	-		-		9,500
Black lung benefits	2,500	-		-		2,500
Accrued taxes	3,588	-		-		3,588
Other current liabilities	4,037	-		-		4,037

Total current liabilities	56,568	-		(272)		37,120

Long term debt	-	75,000	(1)	-		75,000

Noncurrent portion of workers’ compensation benefits	42,699	-		-		42,699
Noncurrent portion of black lung benefits	10,661	-		13,610	(4)	24,271
Pension obligations	14,267	-		3,363	(5)	17,630
Asset retirement obligations	13,963	-		-		13,963
Obligations under capital leases, excluding current installments	1,159	-		(240	) (3)	919
Deferred income taxes	-	-		27,391	(6)	27,391
Other long term liabilities	658	-		-		658

Total other liabilities	83,407	-		44,124		127,531

Liabilities subject to compromise	319,451	(319,451	) (1)	-		-

Total liabilities	460,426	(244,451)		43,852		259,827

Common stock	-	138	(1)	-		138
Paid-in-capital	226	63,152	(1)	(226	) (7)	63,153
Retained earnings (accumulated deficit)	(111,533)	178,050	(1)	(66,517	) (7)	-
Subscribed shares	(821)	-		821	(7)	-
Accumulated other comprehensive income (loss)	(15,709)	-		15,709	(7)	-

Total shareholders’ equity (deficit)	(127,837)	241,341		(50,213)		63,291

Total liabilities and shareholders’ equity	$332,589	(3,110)		(6,361)		323,118

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following is a description of the fresh start adjustments for debt extinguishment:

Extinguishment of Debt

(1) Liabilities subject to compromise that were extinguished in bankruptcy consist of (amounts in thousands):

Pre-petition bank loan agreement	$207,807
Pre-petition senior note	37,953
Accrued and unpaid interest	12,234
Terminated interest rate swap	8,434

Total secured	266,428

Promissory notes	5,176
Redeemable preferred stock	8,500
Accounts payable and other	39,347

Total unsecured	53,023

Total liabilities subject to compromise	$319,451

The Company issued new common shares, new secured debt, and transferred the interest in specified life insurance policies held in a rabbi trust to the creditors in full satisfaction of pre-petition claims.  The gain on extinguishment of pre-petition claims is calculated as follows (amounts in thousands):

Liabilities subject to compromise	$319,451
Less: Assets of rabbi trust transferred to creditors	(3,110)
Less: New secured debt issued in exchange for pre-petition debt	(75,000)
Less: Fair value of common shares issued	(63,291)

Gain on extinguishment of pre-petition claims	$178,050

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Reorganization Adjustments

(2)

In connection with the application of fresh start accounting, the Company made adjustments aggregating approximately $6.3 million to record its identifiable assets at fair value as follows: (amounts in thousands):

Increase/(Decrease)

Coal inventories	$1,079
Prepaid royalties	(362)
Other current assets	(347)
Land and mineral rights	(57,567)
Buildings, machinery and equipment	(155,050)
Mine development costs	(12,984)
Less accumulated depreciation, depletion, and amortization	219,604
Other long-term assets	(734)

Total fair value adjustments to identifiable assets	$(6,361)

(3)	Contractual terms of certain capital lease agreements were renegotiated during bankruptcy. Obligations under capital leases have been adjusted to reflect the revised terms.

(4)	The liability for black lung benefits has been adjusted to reflect the total discounted benefit obligation.

(5)	The pension liability has been adjusted to reflect the total discounted projected benefit obligation of the plan.

(6)	Deferred income taxes have been adjusted to reflect differences in the book and tax basis of the revalued assets and liabilities of the Company after application of fresh start accounting.

(7)	The equity of the predecessor company, including subscribed shares and accumulated other comprehensive loss, has been eliminated in fresh start accounting.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(3)	Long Term Debt, DIP Financing, and Interest Expense

Long-term debt at June 30, 2004 is as follows:

June 30, 2004

Senior secured credit facility:
Term loan component	$20,000,000
Revolver component	-

Term credit facility	75,000,000

Total long-term debt	95,000,000

Less amounts classified as current	900,000

Total long-term debt, less current maturities	$94,100,000

(a)	Senior Secured Credit Facility

Effective May 6, 2004, the Company closed a $50 million senior secured credit facility with Wells Fargo Foothill, Inc. (the Senior Secured Credit Facility).  This facility was used to repay outstanding amounts and replace letters of credit previously issued under the $20 million debtor-in-possession facility as discussed in note (c), to pay expenses associated with the exit from bankruptcy and to provide liquidity for general corporate purposes.  The Senior Secured Credit Facility is comprised of a $30 million revolver component and a $20 million term component.  The term loan was fully funded at closing.  Borrowings under the revolver component bear interest at LIBOR + 2.5% or the Base Rate (as defined in the credit agreement) + 1.0%.  Borrowings under the term component bear interest at LIBOR + 5.25% or the Base Rate + 3.85%.  The term of the Senior Secured Credit Facility is five years.  Principal payments on the term component of $900,000 per quarter commence on April 1, 2005 and continue through April 1, 2009, with the remaining principal balance due on May 6, 2009.  Interest is payable in arrears, on the first day of each month on the Base Rate while interest on the LIBOR Rate is due on the last day of the LIBOR interest period.  Advances under the Senior Secured Credit Facility are secured by a first priority lien on substantially all of the Company’s assets, and, except for the Term Credit Facility, the Company may not incur additional debt on the assets securing the Revolving Credit Facility.  Advances under the revolver component may not exceed a borrowing base calculation derived as a percentage of eligible assets.  The Senior Secured Credit Facility can be terminated with 90 days written notice by paying all outstanding principal, interest and making any prepayment premium payments due.  The $30 million revolver component has a prepayment premium of 2.5% of the total revolver commitment for the first year, declining to 2.0% for the second year, 1.5% for the third year and 0.5% for the fourth year.  There is not a prepayment premium for the fifth year of the facility.  The $20 million term loan component has a prepayment premium of $200,000 (1.0%) if paid prior to April 30, 2007.  There is no prepayment premium after April 30, 2007.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(b)	Term Credit Facility

Also effective May 6, 2004, the Company entered into a $75 million term credit facility with the Company’s pre-petition secured lenders (the Term Credit Facility) in partial satisfaction (together with common equity) of the obligations pursuant to the Plan of Reorganization.  The term of the Term Credit Facility is seven years, and the repayment of the Term Credit Facility is secured by a second priority lien on substantially all of the assets, and, except for the Senior Secured Credit Facility, the Company may not incur additional debt on the assets securing the Term Credit Facility.  In addition, the Company may not incur any unsecured debt (other than normal trade payables) and may not incur more than $5 million of recourse debt (including the Senior Secured Credit Facility and the Term Credit Facility).  There is no scheduled amortization of this facility for the first two years.  The notes are payable over seven years with principal repayments of $1.5 million per quarter beginning June 30, 2006 and increasing to $2.5 million per quarter beginning June 30, 2008.  All remaining principal and interest is due May 6, 2011.  Borrowings under the Term Credit Facility may be prepaid without penalty.

(c)	Debtor-In-Possession Financing

On March 27, 2003, the Company entered into a Secured Super-Priority Debtor-In-Possession Revolving Credit Agreement (DIP Credit Agreement) with the lenders who are the parties to the Prepetition Credit Agreement. The DIP Credit Agreement provided, among other things, for a secured $20 million revolving credit facility, a $5 million swing loan facility and a $17 million letter of credit facility. The combination of amounts drawn under the revolving credit, swing loan, and letter of credit facility could not exceed $20 million.

Amounts borrowed under the DIP Credit Agreement bore interest at a floating rate (based on the prime rate or the Federal Funds Rate), plus a margin of 2.5%. As security for the DIP Credit Agreement obligation the Company granted the lenders’ liens on all presently owned or hereafter acquired property and assets.

The DIP Credit Agreement contained financial covenants requiring the Company to act in accordance with a budget, maintain minimum levels of earnings before interest, taxes, depreciation, depletion, amortization and other noncash charges and nonrecurring expenses and limit ordinary operating disbursements. As of May 6, 2004, the Company had drawn $6,400,000 under the DIP Credit Agreement. There were no amounts outstanding under the DIP Credit Agreement as of December 31, 2003. There were $13,507,500 and $11,007,500 of letters of credit outstanding as of May 6, 2004 and December 31, 2003, respectively.  The Company was charged a fee of 3% annually on letter of credits outstanding.

All outstanding amounts on the DIP Credit Agreement were paid upon emergence from bankruptcy on May 6, 2004.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

	(d)	Interest Expense

Until the date of filing of bankruptcy, the Company accrued interest. The Company determined that there was insufficient collateral to cover the interest portion of the scheduled payments on its prepetition debt obligations. As of the bankruptcy date the Company ceased accruing interest on all the prepetition secured debt obligations. If such interest had continued to be accrued, interest expense for the one month and four months ended April 30, 2004 would have been approximately $1,900,000 and $3,800,000, respectively, higher than reported. During the one month and four months ended April 30, 2004, the Company paid $118,403 and $265,505, respectively, in interest.  During the two months ended June 30, 2004, the Company paid $1,100,645 in interest.

At December 31, 2002, the Company was a party to interest rate swap agreements with a notional amount of $100,000,000, which required the Company to make fixed-rate interest payments in exchange for floating rate interest payments related to the Company’s Bank Loan Agreement. During the first quarter of 2003, the derivative instrument was terminated due to an event of default, and the balance due at the date of termination, approximately $8,434,000, is included in Liabilities Subject to Compromise as of December 31, 2003.

(4)	Redeemable Preferred Stock

The Company had 8,500 shares of Class C, nonvoting, mandatorily redeemable preferred stock outstanding. The preferred shares had a par value of $1,000 per share and a dividend rate of 8%.  The amount owed was included in Liabilities Subject to Compromise at December 31, 2003.

On July 1, 2003, the Company adopted Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which required that dividends on redeemable preferred stock be reported as a financing cost in our statement of operations. Accordingly, preferred dividends of $56,666 for the one month ended April 30, 2004 and $226,667 for the four months ended April 30, 2004, are included in interest expense in the condensed consolidated statements of operations.

The preferred stock was cancelled on May 6, 2004 in accordance with the terms of the Plan of Reorganization.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(5)	Commitments and Contingencies

The Company has established irrevocable letters of credit totaling $22,971,375 as of June 30, 2004 to guarantee performance under certain contractual arrangements.  The Company has letters of credit totaling $7,822,500 that are collateralized by restricted cash (see note 1(d)).  The remaining letters of credit totaling $15,148,875 were issued under the Senior Secured Credit Facility and reduces the Company’s availability under the $30 million revolver component.  The Company is charged a fee of 2.5% annually on letters of credit outstanding.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(6)	Reorganization Items, Net

Reorganization items, net, consists of the following:

	Predecessor Company One Month Ended 4/30/04	Predecessor Company Three Months Ended 6/30/03

Professional fees and administrative expenses	$9,077,388	2,561,413
Interest income	(9,323)	(20,785)
Gain on extinguishment of debt and fresh start accounting adjustments	(111,532,809)	-

	$(102,464,744)	2,540,628

	Predecessor Company Four Months Ended 4/30/04	Predecessor Company Six Months Ended 6/30/03

Professional fees and administrative expenses	$10,684,816	2,561,413
Interest income	(59,420)	(20,785)
Gain on extinguishment of debt and fresh start accounting adjustments	(111,532,809)	-

	$(100,907,413)	2,540,628

(Continued)

JAMES RIVER COAL COMPANY

AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(7)	Cumulative Effect of Accounting Change for Reclamation Liabilities

Effective January 1, 2003 the Company changed its method of accounting for reclamation liabilities in accordance with the provisions of Statement No. 143. As a result of adoption of Statement No. 143, the Company recognized an increase in total reclamation liability of $6,849,446. The Company recorded the related capitalized asset retirement costs by increasing property, plant and equipment, net of accumulated depreciation, by $3,804,447.  The cumulative effect of the change on prior years resulted in a charge to operations of $3,044,999.

(8)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period, excluding restricted common stock subject to continuing vesting requirements.  Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period and, when dilutive, potential common shares from the exercise of stock options and restricted common stock subject to continuing vesting requirements, pursuant to the treasury stock method.

The following table provides a reconciliation of the number of shares used to calculate basic and diluted earnings (loss) per share:

	Successor Company Two Months Ended 6/30/04	Predecessor Company One Month Ended 4/30/04	Predecessor Company Three Months Ended 6/30/03

Weighted average number of common shares outstanding
Basic	13,799,994	16,890	16,890
Effect of dilutive instruments	829,000	-	-

Diluted	14,628,994	16,890	16,890

	Successor Company Two Months Ended 6/30/04	Predecessor Company Four Months Ended 4/30/04	Predecessor Company Six Months Ended 6/30/03

Weighted average number of common shares outstanding
Basic	13,799,994	16,890	16,890
Effect of dilutive instruments	829,000	-	-

Diluted	14,628,994	16,890	16,890

On May 6, 2004 the Company emerged from bankruptcy under a joint plan of reorganization.  On that date the Company cancelled all existing equity securities and issued 13,799,994 shares of new common stock, which were distributed pro-rata to the pre-petition secured creditors.

(9)	Subsequent Event

On September 30, 2004, the Board of Directors approved a two-for-one stock split of the Company’s common stock. The stock split was payable in the form of a stock dividend and entitled each shareholder of record at the close of business on October 22, 2004 to receive one share of common stock for every outstanding share of common stock held on that date. The 100% stock dividend will be distributed on or about November 5, 2004. The capital stock accounts, all share data and earnings per share in this report give effect to the stock split, applied retroactively, to all periods presented for the Successor Company.

Preliminary Prospectus

JAMES RIVER COAL COMPANY

8,462,722 Shares of Common Stock

Dealer Prospectus Delivery Obligation.  Until 90 days after the effective date of this registration statement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

          Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by us in connection with this offering.

Securities and Exchange Commission Registration Fee	$32,806.39
Legal Fees and Expenses	350,000.00
Accounting Fees and Expenses	325,000.00
Miscellaneous	17,193.61

Total	$725,000.00

Item 14.  Indemnification of Directors and Officers

          The laws of the Commonwealth of Virginia pursuant to which we are incorporated permit us to indemnify our officers and directors against certain liabilities with the approval of our shareholders.  Our Amended and Restated Articles of Incorporation provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at our request as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of criminal law.

          We have purchased directors’ and officers’ liability insurance policies.  Within the limits of their coverage, the policies insure (1) the directors and officers of the Company and our subsidiaries against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by us and (2) us to the extent that we indemnify such directors and officers for losses as permitted under the laws of Virginia.

Item 15.  Recent Sales of Unregistered Securities

          Effective May 6, 2004, all of our issued securities were cancelled pursuant to the Joint Plan of Reorganization confirmed by the U.S. Bankruptcy Court presiding over our Chapter 11 case, and we, in furtherance of our Plan of Reorganization, issued 13,799,994 shares of our common stock and $75 million in face amount of senior-subordinated notes, due May 6, 2011, in consideration for the cancellation of approximately $267 million in claims.  The foregoing issuances and sales were conducted without registration of the securities under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by Section 1145(a)(1) of the Bankruptcy Code.  Section 1145(a)(1) of the U.S. Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state laws if: (i) the securities are offered and sold under a plan of reorganization; (ii) the securities are of a debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan; and (iii) the recipients of the securities are issued such securities entirely in exchange for the recipient’s claim against or interest in the debtor or principally in such exchange and partly for cash or property.

          Additionally, during the past three years, we issued common stock and options to purchase common stock to the following persons or classes of persons, in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as follows:

Recipient	No. Shares	No. Options	Date of Issuance	Consideration	Option Exercise Price

Operating and senior management	905,000	150,000	May 7, 2004	Services rendered	$10.80
	20,000	80,000	June 2, 2004	Services rendered	$17.50
Non-employee directors (aggregate)	4,000	40,000	May 7, 2004	Services rendered	$15.00

          We have not included information regarding sales of unregistered securities that occurred before the effectiveness of our Plan of Reorganization, because all such pre-petition securities were cancelled pursuant to the Plan of Reorganization.

Item 16.  Exhibits and Financial Statement Schedules.

a.       Exhibits

          The exhibits to this Registration Statement are listed in the Exhibit Index which precedes the exhibits to this Registration Statement and is hereby incorporated herein by reference.

b.       Financial Statement Schedules

          All schedules have been omitted since the information required is included in the financial statements or notes or have been omitted as not applicable or not required.

Item 17.  Undertakings.

          The undersigned Registrant hereby undertakes:

(1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act;

ii.     To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our Articles of Incorporation and Bylaws or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, James River Coal Company has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Virginia, on October 19, 2004.

JAMES RIVER COAL COMPANY

By:	/s/ Peter T. Socha

Peter T. Socha, Chairman, President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities indicated on October 19, 2004.

	Signature	Title

	/s/ Peter T. Socha	Chairman, President and Chief Executive Officer (Principal Executive Officer)

Peter T. Socha

	/s/ Samuel M. Hopkins II	Vice President and Chief Accounting Officer (Principal Financial and Accounting Officer)

Samuel M. Hopkins II

	*	Director

Alan F. Crown

	*	Director

Leonard J. Kujawa

	*	Director

Paul H. Vining

	*	Director

James F. Wilson

* By:	/s/ Peter T. Socha

Peter T. Socha
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2#	Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of the Registrant and its Subsidiaries, dated as of April 20, 2004

3.1#	Amended and Restated Articles of Incorporation of the Registrant, as Amended

3.2#	Amended and Restated Bylaws of the Registrant

4.1#	Specimen common stock certificate

4.2#	Rights Agreement between the Registrant and SunTrust Bank as Rights Agent, dated as of May 25, 2004

5	Opinion and Consent of Kilpatrick Stockton LLP (filed herewith)

10.1#	Registration Rights Agreement by and among the Registrant and the Shareholders identified therein, dated May 6, 2004

10.2#

Loan and Security Agreement by and among the Registrant and its Subsidiaries, the Lenders that are Signatories thereto, Wells Fargo Foothill, Inc. and Morgan Stanley Senior Funding, Inc., dated as of May 6, 2004

10.3#	$75,000,000 Term Loan Agreement by and among the Registrant and its Subsidiaries, the Lenders from time to time party thereto and BNY Asset Solutions LLC, dated as of May 6, 2004

10.4*#	Employment Agreement between the Registrant and Peter T. Socha, dated as of May 7, 2004

10.5*#	2004 Equity Incentive Plan of the Registrant

10.6#	Form of Indemnification Agreement between the Registrant and its officers and directors

10.7**#	Agreement for Purchase and Sale of Coal among Georgia Power Company, the Registrant and James River Coal Sales, Inc., dated as of March 11, 2004

10.8**#	Fuel Supply Agreement #141944 between South Carolina Public Service Authority and the Registrant, dated as of March 1, 2004

21#	Subsidiaries of the Registrant

23.1	Consent of Kilpatrick Stockton LLP (included in Exhibit 5)

23.2	Consent of KPMG LLP (filed herewith)

23.3#	Consent of Marshall Miller & Associates, Inc.

24#	Power of Attorney (see signature page)

*	Management contract or compensatory plan or arrangement.
**	Portions of these documents have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment of the omitted portions.
#	Previously filed.